UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date: January 29, 2008

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant’s name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The Merger Agreement

On January 29, 2008, Excel Maritime Carriers Ltd. (“Excel”) announced that it had entered into an Agreement and Plan of Merger, dated as of January 29, 2008 (the “Merger Agreement”), with Quintana Maritime Limited (“Quintana”) and Bird Acquisition Corp. (the “Merger Sub”), a direct wholly-owned subsidiary of Excel.

Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into Quintana, with Quintana as the surviving corporation (the “Merger”). In the Merger, each share of common stock of Quintana, other than (a) those shares held in the treasury of Quintana, (b) those shares owned by Excel or Merger Sub or (c) those shares with respect to which dissenters rights are properly exercised, will be converted into the right to receive (i) 0.4084 of a share of the common stock of Excel and (ii) $13.00 in cash, without interest (collectively, the “Merger Consideration”). In the event the average closing price of the common stock of Excel during the 15 trading day period ending before the effective time of the Merger exceeds $45.00 per share, the stock portion of the Merger Consideration will be adjusted so that the total Merger Consideration equals $31.38. The per share stock portion of the Merger Consideration will be reduced if Quintana pays any dividend after the date of the Merger Agreement in an amount equal to such per share dividend payments. In addition, each outstanding restricted stock award subject to vesting or other lapse restrictions will vest and become free of such restrictions and the holder thereof will receive the Merger Consideration with respect to each share of restricted stock held by such holder.

Excel and Quintana have each made representations and warranties to each other in the Merger Agreement. Excel has made certain covenants in the Merger Agreement, including, among others, covenants, subject to certain exceptions, (a) that it will use its commercially reasonable efforts to obtain debt financing to fund the transactions contemplated by the Merger Agreement and (b) that it will use commercially reasonable efforts to cause its articles of incorporation to be amended and restated to (1) permit three persons selected by Quintana’s board of directors to be members of its board of directors for a period of one year following the consummation of the Merger and (2) provide that two of such directors must consent to certain material transactions and affiliate transactions taken by Excel. In addition, Quintana has made certain covenants in the Merger Agreement, including, among others, covenants, subject to certain exceptions, (i) to conduct its business in the ordinary course between the execution of the Merger Agreement and the consummation of the Merger, (ii) to cause a stockholder meeting to be held to consider approval of the Merger and the other transactions contemplated by the Merger Agreement, (iii) not to solicit proposals relating to alternative business combination transactions, (iv) not to enter into discussions concerning, or provide confidential information in connection with, alternative business combination transactions, and (v) to use commercially reasonable efforts to assist Excel in obtaining any required third-party consents to the Merger.

Completion of the Merger is subject to various conditions, including, among others, (i) approval of the holders of a majority in voting power of the outstanding shares of the common stock of Quintana, (ii) absence of any order, injunction or other judgment or decree prohibiting the consummation of the Merger, (iii) receipt of required governmental consents and approvals, (iv) Excel’s receipt of the debt financing and (v) subject to certain exceptions, the accuracy of the representations and warranties of Excel and Quintana, as applicable, and compliance by Excel and Quintana with their respective obligations under the Merger Agreement.

The Merger Agreement contains certain termination rights for both Excel and Quintana, and further provides that, upon termination of the Merger Agreement under specified circumstances, Excel may be required to pay Quintana a termination fee of either $62 million or $93 million, depending on the circumstances of the termination, and in other circumstances, Quintana may be required to pay Excel a termination fee of either $62 million or $93 million, depending on the circumstances of the termination.

The foregoing description of the Merger Agreement is only a summary and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Excel, Quintana or the Merger Sub. In particular, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the parties rather than establishing matters as facts. None of Excel, Quintana or the Merger Sub undertakes any obligation to publicly release any revisions to these representations and warranties, except as required under U.S. federal or other applicable securities laws. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about any of the parties to such agreement.

A copy of the Excel press release announcing the signing of the Merger Agreement is attached as Exhibit 2 herein and is incorporated herein by reference.

The Voting Agreements

In connection with the execution of the Merger Agreement, certain shareholders affiliated with Quintana have entered into voting agreements, dated as of January 29, 2008 (the “Voting Agreements”) with Excel, pursuant to which, among other things, such shareholders agreed to vote in favor of the Merger. The Voting Agreements will terminate upon the earlier of (i) the consummation of the merger or (ii) the termination of the Merger Agreement.

The foregoing description of the Voting Agreements is qualified in its entirety by reference to the Voting Agreements, which are attached as Exhibits 3, 4 and 5 hereto and are incorporated herein by reference.

The Commitment Letter

In anticipation of the Merger, Excel has received a commitment letter (the “Commitment Letter”) from Nordea Bank Finland PLC, London Branch (“Nordea”), DVB Bank AG, Deutsche Bank AG Filiale Deutschlandgeschäft, General Electric Capital Corporation and/or their affiliates, as lead arrangers and National Bank of Greece, Credit Suisse and/or their affiliates, as co-arrangers (together, the “Arrangers”) to provide up to $1.4 billion in senior secured financing to Excel (the “Credit Facility”). With the proceeds of the Credit Facility, Excel intends to (i) refinance certain vessels currently owned by Excel and certain vessels to be acquired in the Merger (the “Vessels”) and to pay the fees and expenses related thereto, (ii) finance some or all of the cash portion of the Merger and (iii) provide for working capital, capital expenditures and general corporate purposes. Nordea has agreed to act as administrative agent and syndication agent, and it is anticipated that the Arrangers will syndicate all or a portion of their respective commitments. In connection with the Commitment Letter, Excel has agreed to pay certain fees to the Arrangers and lenders under the Credit Facility.

The Credit Facility will consist of a $1,000,000,000 term loan and a $400,000,000 revolving loan (the “Loans”) with a maturity of eight years from the date of the execution and delivery of a definitive financing agreement (the “Financing Agreement”) and related documentation. The term loan shall amortize in thirty-two quarterly installments. The Loans will be maintained as Eurodollar loans bearing interest at the London Interbank Offered Rate plus 1.25% per annum with overdue principal and interest bearing interest at a rate of 2% per annum in excess of the rate applicable to the Loans. The Credit Facility will be guaranteed by certain direct and indirect subsidiaries of Excel (the “Guarantors”), and the security for the Credit Facility will include (among other assets) (i) mortgages on, and assignments of insurances and earnings with respect to, each of the Vessels and (ii) a pledge of shares in the Guarantors and certain other material subsidiaries of Excel.

The commitments of the Arrangers are subject to, among other things, the negotiation and execution of the Financing Agreement and the absence since the date of the Commitment Letter of a material change in the loan syndication market for credits of this type that causes the failure of a syndication of at least 60% of the total commitments. In addition, the commitments of the Arrangers shall terminate no later than June 30, 2008, if the Financing Agreement has been entered into by such date. The Financing Agreement will include (i) representations and warranties, covenants and events of default usual and customary for credit facilities of this type, (ii) certain conditions precedent (including, the entering into the Merger in accordance with the provision of the Merger Agreement and the absence of a material adverse change in the business, financial condition or operations of Excel and its subsidiaries) and (iii) customary indemnities for Nordea and the lenders under the Credit Facility. The Loans will also be subject to mandatory prepayments upon the occurrence of certain events, such as a sale or total loss of any Vessel.

The foregoing summary of the Credit Facility is based solely on the terms of the Commitment Letter and is subject to the preparation and completion of a definitive financing agreement, and, further, the description of the terms of the Commitment Letter are qualified in their entirety by reference to the Commitment Letter, which is attached as Exhibit 6 hereto and is incorporated by reference.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: January 31, 2008	By:	/s/ Lefteris Papatrifon
Lefteris Papatrifon
Chief Financial Officer

Exhibit Index

1	Agreement and Plan of Merger, dated as of January 29, 2008, among Quintana Maritime Limited, Excel Maritime Carriers Ltd. and Bird Acquisition Corp.

2	Press Release dated January 29, 2008

3	Voting Agreement, dated as of January 29, 2008, between Excel Maritime Carriers Ltd. and Corbin Robertson, Jr.

4	Voting Agreement, dated as of January 29, 2008, between Excel Maritime Carriers Ltd. and Hans Mende

5	Voting Agreement, dated as of January 29, 2008, between Excel Maritime Carriers Ltd. and Stamatis Molaris

6	Commitment Letter, dated as of December 27, 2007, among Nordea Bank Finland PLC, London Branch, DVB Bank AG, Deutsche Bank AG Filiale Deutschlandgeschaft, General Electric Capital Corporation, National Bank of Greece, Credit Suisse and Excel Maritime Carriers Ltd.

Exhibit 1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER,

dated as of January 29, 2008,

among

EXCEL MARITIME CARRIERS LTD.,

BIRD ACQUISITION CORP.

and

QUINTANA MARITIME LIMITED

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

		Page
SECTION 10.12	Expenses	66
SECTION 10.13	Non-Survival of Representations, Warranties and Agreements	67
SECTION 10.14	Incorporation of Exhibits and Schedules	67
SECTION 10.15	Limited Recourse	67
SECTION 10.17	Counterparts	67

-v-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 29, 2008 (the “Agreement”), among Excel Maritime Carriers Ltd., a corporation organized under the laws of the Republic of Liberia (the “Buyer”), Bird Acquisition Corp., a non-resident domestic corporation organized under the laws of the Republic of the Marshall Islands and a direct wholly-owned subsidiary of the Buyer (“Merger Sub”), and Quintana Maritime Limited, a non-resident domestic corporation organized under the laws of the Republic of the Marshall Islands (the “Company”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that the merger of Merger Sub with and into the Company, with the Company as the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement (the “Merger”), is in the best interests of the stockholders of the Company (the “Company Stockholders”), (b) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (c) resolved to recommend authorization and approval of this Agreement by the Company Stockholders; and

WHEREAS, the board of directors of Merger Sub has (a) determined that the Merger is in the best interests of the stockholder of Merger Sub, (b) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (c) resolved to recommend authorization and approval of this Agreement by its sole stockholder; and

WHEREAS, the board of directors of the Buyer (the “Buyer Board”) (on its own behalf and as the sole stockholder of Merger Sub) has (a) determined that the Merger is in the best interests of the Buyer and its stockholders and (b) authorized and approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and

WHEREAS, immediately following execution of this Agreement by the parties hereto, this Agreement will be submitted to the Buyer, as the sole stockholder of Merger Sub, and the Buyer, as the sole stockholder of Merger Sub, will authorize and approve this Agreement by unanimous written consent in lieu of a meeting in accordance with the requirements of the Marshall Islands Business Corporations Act (the “MIBCA”) and the articles of incorporation and bylaws of Merger Sub;

WHEREAS, the Buyer has provided the Company and the Company has provided the Buyer with a letter of credit in the respective amounts set forth therein as security for its obligation (if any) to pay amounts owing hereunder, in each case in accordance with Article IX, and the Company or the Buyer, as the case may be, has agreed to return such letter of credit to the Buyer or the Company, as the case may be at the Effective Time or if the Agreement is terminated without amounts being payable, in each case in accordance with Article IX;

WHEREAS, the Buyer agrees to use its reasonable best efforts to cause its articles of incorporation to be amended in accordance with Section 7.7 hereto;

WHEREAS, Gabriel Panayotides, the Chairman of the Buyer Board, has delivered an agreement to the Company whereby he agrees to use his reasonable best efforts to obtain from the stockholders of the Buyer the votes necessary to effect the amendments to the Buyer’s articles of incorporation provided for in Section 7.7 hereto (it being understood that the only remedy available against Gabriel Panayotides pursuant to such agreement shall be specific performance); and

WHEREAS, the Buyer and certain shareholders of the Company will enter into Voting Agreements simultaneously herewith (collectively, the “Voting Agreements”), which Voting Agreements have been approved by the Company Board.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

SECTION 1.1 Certain Definitions.

(a) When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):

“2008 Per Share Dividend Amount” means the aggregate per share amount of cash dividends paid by the Company with respect to each share of Common Stock during the period between January 1, 2008 and the Closing.

“Action” means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person. For purposes of this definition, “Control” (including the terms “Controlled by” and “under common Control with”) means possession of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as trustee or executor, by Contract or otherwise.

“Applicable Period” means the period commencing on the date hereof and ending upon receipt of the Stockholder Approval.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks located in New York, New York or Athens, Greece are authorized or required by Law to close.

“Buyer B Stock” means Class B common stock, par value $0.01 per share, of the Buyer.

“Buyer Benefit Plan” means any material employee benefit plan, including any (a) deferred compensation or retirement plan or arrangement, (b) defined contribution retirement plan or arrangement, (c) defined benefit retirement plan or arrangement, (d) employee welfare benefit plan or material fringe benefit plan or program, or (e) stock purchase, stock option, severance pay, employment, change-in-control, vacation pay, company award, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, under which any present or former employee of the Buyer or any of its Subsidiaries has any present or future right to compensation, payments or benefits sponsored or maintained or contributed to by the Buyer or any of its Subsidiaries.

“Buyer Common Stock” means Class A common stock, par value $0.01 per share, of the Buyer.

“Buyer Common Stock Value” means the average closing prices for a share of Buyer Common Stock on the NYSE Composite Transactions Tape (as reported by the Wall Street Journal (Northeast edition), or, if not reported thereby, as reported by any other authoritative source) for the fifteen (15) trading days immediately preceding the Closing Date. The Buyer Common Stock Value shall be calculated to the nearest one-tenth of one (1) cent.

“Buyer Preferred Stock” means preferred stock, par value $0.01 per share, of the Buyer.

“Cash Consideration” means an amount equal to $13.00.

“Code” means the Internal Revenue Code of 1986.

“Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Benefit Plan” means any material employee benefit plan, including any (a) deferred compensation or retirement plan or arrangement, (b) defined contribution retirement plan or arrangement, (c) defined benefit retirement plan or arrangement, (d) employee welfare benefit plan or material fringe benefit plan or program, or (e) stock purchase, stock option, severance pay, employment, change-in-control, vacation pay, company award, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, under which any present or former employee of the Company or any of its Subsidiaries or Joint Ventures has any present or future right to compensation, payments or benefits sponsored or maintained or contributed to by the Company or any Subsidiary or Joint Venture of the Company; provided, however, that “Company Benefit Plan” shall not include any such benefit plan maintained by Quintana Minerals Corporation for the benefit of any former or current employee of the Company, whether or not the Company has reimbursed Quintana Minerals Corporation for any costs associated with any such benefit plan pursuant to the Services Agreement between the Company and Quintana Minerals Corporation, dated as of October 31, 2005.

“Contract” means any agreement, contract, commitment, arrangement, understanding or other instrument, whether written or oral.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means (a) if the Buyer Common Stock Value is less than or equal to $45.00, then the Exchange Ratio shall be equal to the quotient resulting from dividing the Floating Stock Consideration Value by the Buyer Common Stock Value, rounded to the fourth decimal place, and (b) if the Buyer Common Stock Value is greater than $45.00, then the Exchange Ratio shall be equal to the quotient resulting from dividing the Fixed Stock Consideration Value by the Buyer Common Stock Value, rounded to the fourth decimal place.

“Fixed Stock Consideration Value” means (A) $18.38 minus (B) the 2008 Per Share Dividend Amount.

“Floating Stock Consideration Value” means (A) (i) the Buyer Common Stock Value multiplied by (ii) 0.4084 minus (B) the 2008 Per Share Dividend Amount.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Marshall Islands), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self regulatory organization.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Joint Venture” means each of the entities set forth on Section 1.1(a) of the Company Disclosure Schedule.

“Knowledge of the Buyer” or any similar phrase means the actual knowledge of the following persons: Ismini Panayotides and Lefteris Papatrifon, in each case without obligation of inquiry.

“Knowledge of the Company” or any similar phrase means the actual knowledge of the following persons: Stamatis Molaris, Paul Cornell and Steve Putman, in each case without obligation of inquiry.

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Entity.

“Liability” means all indebtedness, obligations and other liabilities and contingencies of a Person, whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, hypothecation or other encumbrance in respect of such property or asset.

“Maritime Guidelines” means any United States, international or non-United States (including the Marshall Islands and Greece) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to an Owned Vessel, and to which an Owned Vessel is subject and required to comply with, imposed, published or promulgated by any Governmental Entity, the International Maritime Organization, such Owned Vessel’s classification society or the insurer(s) of such Owned Vessel.

“Material Adverse Effect” means, with respect to the Company or the Buyer, any fact, change, effect, event or occurrence that (A) has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the assets, Liabilities, business, financial condition or results of operations of the Company or the Buyer, as the case may be, and their respective Subsidiaries and Joint Ventures, taken as a whole or (B) prevents or materially delays the Company or the Buyer, as the case may be, from performing its obligations under this Agreement in any material respect; provided, however, that no fact, change, effect, event or occurrence to the extent arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Material Adverse Effect: (i) changes in general political, economic, financial, capital market or industry-wide conditions; (ii) regulatory changes, changes in Law or changes in GAAP; (iii) any natural disasters or acts of war, sabotage or terrorism, or an escalation or worsening thereof; (iv) either the entry into, announcement or performance of this Agreement and the transactions contemplated hereby or the conduct of the strategic alternatives process that resulted in this Agreement (including compliance with the covenants set forth herein (other than Section 6.1(a) and Section 6.2(a)) or any action taken or omitted to be taken by the Company or the Buyer, as the case may be, at the written request or with the prior written consent of the Buyer or Merger Sub or the Company, as the case may be; (v) the fact that the prospective owner of the Company and any of its Subsidiaries and Joint Ventures is the Buyer or any Affiliate of the Buyer; (vi) any changes in the price or trading volume of the Common Stock or the Buyer Common Stock, as the case may be; provided, that any fact, change, effect, event or occurrence that caused or contributed to such change in market price or trading volume shall not be excluded); and (vii) any failure by the Company or the Buyer, as the case may be, to meet revenue or earnings projections, in and of itself (provided, that any fact, change, effect, event or occurrence that caused or contributed to such failure to meet published revenue or earnings projections shall not be excluded) except, in the case of clauses (i), (ii) or (iii), to the extent such fact, change, effect, event or occurrence has a disproportionate effect on the Company or the Buyer, as the case may be, and their respective Subsidiaries and Joint Ventures, taken as a whole, compared with other companies operating in the same industry.

“Material Contracts” means (a) each Contract that has been filed by Company with the SEC as a material contract pursuant to Item 601(b)(10) of Regulation S-K and (b) each Contract set forth on Section 4.16(a) of the Company Disclosure Schedule.

“Newbuildings” means vessels under construction or newly constructed for the Company or any of its Subsidiaries or Joint Ventures, other than Owned Vessels.

“NYSE” means the New York Stock Exchange.

“Order” means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

“Other Antitrust Laws” means the antitrust, competition or investment Laws of all jurisdictions other than those of the United States and any other similar applicable Law.

“Permit” means any authorization, approval, consent, easement, variance, exception, accreditation, certificate, license, permit or franchise of or from any Governmental Entity of competent jurisdiction or pursuant to any Law.

“Permitted Liens” means (a) Liens for Taxes that are not yet due and payable or that may hereafter be paid without material penalty or that are being contested in good faith, (b) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business for amounts that are not yet due and payable or that are being contested in good faith, (c) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets they affect, (d) Liens that will be released prior to or as of the Closing, (e) Liens arising under this Agreement, (f) Liens created by or through the Buyer or Merger Sub and (g) Liens set forth on Section 1.1(b) of the Company Disclosure Schedule.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any other entity or body.

“Preferred Stock” means the Preferred Stock, par value $0.01 per share, of the Company.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors and other representatives of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person. For the avoidance of doubt, the term Subsidiary shall not include Joint Ventures.

“Subsidiary Stock” means the capital stock of any Subsidiary of the Company.

“Superior Proposal” means any offer for a transaction that did not result from a breach of Section 7.10 and that, if consummated, would result in a third party (or in the case of a direct merger between such third party or a Subsidiary of such third party and the Company, the shareholders of such third party) acquiring, directly or indirectly, more than 75% of the voting power of the Common Stock (or, in the case of a direct merger, the common stock of the resulting company) or all or substantially all the consolidated assets of the Company and its Subsidiaries for consideration consisting of cash and/or securities payable to holders of shares of Common Stock that the Company Board determines in good faith, after consultation with its legal and financial advisors, to be more favorable to holders of the Common Stock than the Merger, taking into account all financial, regulatory, legal and other aspects of such offer and transaction (including the likelihood of completion) and any changes to the terms of this Agreement proposed by Buyer in response to such Superior Proposal or otherwise.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest.

“Transaction Proposal” means any inquiry, proposal or offer or public announcement by any Person other than the Buyer or any of its controlled Affiliates relating to the acquisition, including by way of a tender offer, exchange offer, merger, consolidation or other business combination, of (x) an equity interest representing a 20% or greater economic or voting interest in the Company, or (y) the assets, securities or other ownership interests of or in the Company or its Subsidiaries representing 20% or more of the consolidated assets of the Company and its Subsidiaries, other than the transactions contemplated by this Agreement.

“Vessels” means Owned Vessels and Leased Vessels.

(b) For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (x) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.

(c) Additional Terms. The following terms are defined in the corresponding Sections of this Agreement:

Term	Section

Acquisition Agreement	Section 7.10(c)
Agreement	Preamble
Amended Articles	Section 7.7
Articles of Merger	Section 2.3
Benefits Continuation Period	Section 7.11(a)
Board Recommendation	Section 4.4(b)
Book-Entry Shares	Section 3.4(b)
Buyer	Preamble
Buyer Board	Recitals
Buyer Confidentiality Agreement	Section 7.9(c)
Buyer Disclosure Schedule	Article V
Buyer Options	Section 5.3(c)
Buyer SEC Reports	Section 5.6(a)
Buyer Stock Plans	Section 5.3(b)
Buyer Termination Expenses	Section 9.2(c)
Buyer Breach Fee	Section 9.2(c)
Buyer Vessels	Section 5.11(a)
Certificates	Section 3.4(b)

Change in Recommendation	Section 7.10(c)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Board	Recitals
Company Breach Fee	Section 9.2(c)
Company Disclosure Schedule	Article IV
Company Employees	Section 7.11(a)
Company-Leased Real Property	Section 4.12(b)
Company-Owned Intellectual Property	Section 4.14(b)
Company Rights	Section 4.3(a)
Company Stockholders	Recitals
Debt Financing	Section 5.8
Debt Financing Commitments	Section 5.8
Dissenting Shares	Section 3.2(a)
Effective Time	Section 2.3
Environmental Laws	Section 4.20
ERISA	Section 4.18(d)
Exchange Agent	Section 3.4(a)
Exchange Fund	Section 3.4(a)
Excluded Shares	Section 3.1(b)
Expenses	Section 10.12
Fairness Opinion	Section 4.4(c)
Financing Termination Fee	Section 9.2(c)
Indemnified Parties	Section 7.12 (a)
Intellectual Property	Section 4.14(a)
Leased Vessels	Section 4.13(a)
Merger	Recitals
Merger Consideration	Section 3.1(c)
Merger Sub	Preamble
MIBCA	Recitals
Owned Vessels	Section 4.13(a)
Policies	Section 4.21
Proxy Statement	Section 7.1(a)
Real Property Leases	Section 4.12(b)
Registration Statement	Section 7.1(a)

Rights Plan	Section 4.3(a)
SEC Reports	Section 4.6(a)
Special Meeting	Section 7.1(a)
Stock Consideration	Section 3.1(c)
Stock Plans	Section 4.3(b)
Stockholder Approval	Section 4.4(d)
Surviving Corporation	Section 2.1
Termination Date	Section 9.1
Termination Fee	Section 9.2(c)
Voting Agreements	Recitals
Warrant Agreements	Section 4.3(b)
Warrants	Section 4.3(b)

ARTICLE II

THE TRANSACTIONS

SECTION 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MIBCA, at the Effective Time, (a) Merger Sub will be merged with and into the Company and (b) the separate existence of Merger Sub will cease and the Company will continue its corporate existence under Marshall Islands law as the surviving corporation in the Merger and will continue under the name “Bird Acquisition Corp.” (the “Surviving Corporation”).

SECTION 2.2 Closing. The consummation of the Merger (the “Closing”) will take place (a) at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York, at 10:00 a.m. New York City time, on a date to be specified by the Company and the Buyer which will be no later than two Business Days immediately following the day on which the last of the conditions to Closing contained in Article VIII (other than any conditions that by their nature are to be satisfied at the Closing) is satisfied or waived in accordance with this Agreement or (b) at such other place and time or on such other date as the Buyer and the Company may mutually determine (the date on which the Closing actually occurs is referred to as the “Closing Date”).

SECTION 2.3 Effective Time. Subject to the provisions of this Agreement, on or prior to the Closing Date, the Company and Merger Sub will execute and file articles of merger (the “Articles of Merger”) with the Registrar or Deputy Registrar of Corporations of the Marshall Islands and will make all other filings and recordings required by the MIBCA in connection with the Merger. The Merger will become effective when the Articles of Merger have been duly filed with the Registrar or Deputy Registrar of Corporations of the Marshall Islands or at such other subsequent date or time as the Buyer and the Company may agree and specify in the Articles of Merger in accordance with the MIBCA (the date and time the Merger becomes effective, the “Effective Time”).

SECTION 2.4 Effects of the Merger. The Merger will have the effects set forth in this Agreement and in the MIBCA, including the effects set forth in Section 97 of the MIBCA.

SECTION 2.5 Articles of Incorporation. The articles of incorporation of the Company will be amended as a result of the Merger, at the Effective Time, to read in its entirety as the articles of incorporation of Merger Sub, until thereafter amended in accordance with such articles of incorporation and applicable Law.

SECTION 2.6 Bylaws. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with the articles of incorporation of the Surviving Corporation, such bylaws and applicable Law.

SECTION 2.7 Directors. The Persons set forth on Exhibit A will be the initial directors of the Surviving Corporation, until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation and with applicable Law.

SECTION 2.8 Officers. The Persons set forth on Exhibit B will be the initial officers of the Surviving Corporation, until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation and applicable Law.

ARTICLE III

EFFECT OF MERGER ON CAPITAL STOCK

SECTION 3.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Buyer, Merger Sub or any other Person:

(a) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will automatically be converted into one fully paid and non-assessable share of common stock, $0.01 par value per share, of the Surviving Corporation.

(b) Cancellation of Excluded Shares. Each share of Common Stock issued and outstanding immediately prior to the Effective Time (i) that is owned by the Company or any of its wholly-owned Subsidiaries or (ii) that is owned by the Buyer or Merger Sub (collectively, the “Excluded Shares”) will automatically be canceled, retired and cease to exist without payment of any consideration with respect thereto.

(c) Conversion of Company Common Stock. Each share of Common Stock (including restricted stock granted under the Stock Plans) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive (i) that fraction of a validly issued, fully paid and non-assessable share of Buyer Common Stock equal to the Exchange Ratio (the “Stock Consideration”) and (ii) an amount in cash, without interest, equal to the Cash Consideration (the Cash Consideration, together with the

Stock Consideration, the “Merger Consideration”), whereupon such shares of Common Stock will no longer be outstanding, and each holder of a Certificate or Book-Entry Share will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.4. The Stock Consideration using the Exchange Ratio shall be calculated to the nearest one-ten thousandth of a share of Buyer Common Stock.

SECTION 3.2 Dissenters’ Rights.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by Company Stockholders who are entitled to elect, and have properly elected, to dissent pursuant to Section 101 of the MIBCA (the “Dissenting Shares”) will not be converted into the right to receive the Merger Consideration with respect thereto, unless and until such Company Stockholders fail to perfect their right to dissent under applicable Law or otherwise lose their right to payment as dissenting stockholders under the MIBCA, but, instead, such Company Stockholders will be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 101 of the MIBCA. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation. If any such Company Stockholders fail to perfect or effectively withdraw or lose such right to dissent, each share of Common Stock held by such Company Stockholder will thereupon be deemed to have been converted into the right to receive and become exchangeable for, at the Effective Time, the Merger Consideration with respect thereto, in the manner provided for in Section 3.1, without interest or dividends thereon.

(b) The Company will give Buyer (i) prompt notice of any elections to dissent filed pursuant to Section 101 of the MIBCA received by the Company, withdrawals of such elections and any other instruments served or delivered in connection with such elections pursuant to the MIBCA and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to elections under Section 101 of the MIBCA consistent with the obligations of the Company thereunder. Neither the Company nor the Surviving Corporation will, except with the prior consent of the Buyer, voluntarily make any payment with respect to, or settle or offer to settle, any such demands.

SECTION 3.3 Withholding Rights. The Surviving Corporation or the Exchange Agent will be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any Person such amounts as the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld by the Surviving Corporation or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Corporation or the Exchange Agent (as applicable).

SECTION 3.4 Exchange of Certificates.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, the Buyer will designate a bank or trust company (which bank or trust company will be reasonably acceptable to the Company) to act as exchange and payment agent (the “Exchange Agent”) for the purpose of exchanging Certificates and Book-Entry Shares for the applicable Merger Consideration set forth in Section 3.1(c). At or prior to the Effective Time, the Buyer shall have deposited or caused to be deposited with the Exchange Agent (1) the number of fully paid, non-assessable shares of Buyer Common Stock equal to the number of shares of Common Stock (including restricted stock granted under the Stock Plans) outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) multiplied by the Exchange Ratio and (2) an amount of cash equal to the number of shares of Common Stock (including restricted stock granted under the Stock Plans) outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) multiplied by the Cash Consideration (such Buyer Common Stock and cash deposited by the Buyer are referred to collectively as the “Exchange Fund”) and the Buyer will deposit into the Exchange Fund from time to time an amount in cash sufficient to pay any cash payable in lieu of fractional shares of Buyer Common Stock pursuant to Section 3.4(e) and any dividends or other distributions payable with respect to Buyer Common Stock to which the holders of Certificates or Book-Entry Shares of Common Stock may be entitled to receive pursuant to Section 3.4(c). The amount of any cash deposited into the Exchange Fund shall be invested by the Exchange Agent as directed by the Surviving Corporation; provided, that such investments will be (A) in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, (B) in commercial paper obligations rated A-1 or P-1 or better by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation or (C) in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $1.0 billion (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise); provided, that no such investment or losses thereon will affect the Merger Consideration payable to former Company Stockholders under this Agreement, and the Buyer will promptly provide, or will cause the Surviving Corporation to promptly provide, additional funds to the Exchange Agent for the benefit of the former Company Stockholders in the amount of any such losses. The Exchange Fund will not be used for any other purpose, except as provided in the Agreement.

(b) Exchange Procedure. As soon as reasonably practicable after the Effective Time (but in any event, no later than five Business Days after the Effective Time), the Surviving Corporation will cause the Exchange Agent to mail to each record holder, as of the Effective Time, of (i) an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Common Stock (including restricted stock granted under the Stock Plans) (other than shares of Common Stock owned by the Buyer or Merger Sub or any of their respective Subsidiaries or Dissenting Shares) (the “Certificates”) or (ii) shares of Common Stock represented by book-entry (the “Book-Entry Shares”), (x) a form of letter of transmittal for use in effecting the surrender of Certificates or, in the case of Book-Entry Shares, the surrender of such shares of Common Stock (which will be in customary form and will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of such Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and (y) instructions for use in effecting the surrender of such Certificates or, in the case of Book-Entry Shares, the surrender of such shares of Common Stock in exchange for the Merger Consideration therefor. Upon surrender of a Certificate or of Book-Entry Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the Exchange Agent will distribute from the Exchange Fund to the holder of a Certificate or of Book-Entry Shares, or as otherwise directed in the letter of transmittal, the Merger Consideration for each share of Common Stock formerly evidenced by such Certificate or Book-Entry Share, and such Certificate or Book-Entry Share will forthwith be canceled. No interest will be paid or will accrue on any portion of the Merger Consideration consisting of a cash payment in respect of any Certificate or Book-Entry Share. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it will be a condition of payment that the Certificate so surrendered will be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment will have paid all transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or will have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable.

(c) Dividends on Buyer Common Stock. Any dividend or other distribution declared or made after the date of this Agreement with respect to Buyer Common Stock with a record date after the Effective Time shall include a dividend or other distribution in respect to all whole shares of Buyer Common Stock issuable pursuant to this Agreement. No dividends or other distributions declared or made after the Effective Time with respect to Buyer Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificates or Book-Entry Shares until such holder surrenders such Certificates or Book-Entry Shares in accordance with this Section 3.4. Following the surrender of such Certificates or Book-Entry Shares, there shall be paid to the record holder thereof, without interest, at the time of surrender the amount of any dividends or other distributions with a record date after the Effective Time previously paid with respect to such shares of Buyer Common Stock.

(d) Termination of Exchange Fund. Promptly following the one year anniversary of the Effective Time, the Surviving Corporation will be entitled to require the Exchange Agent to deliver to it any shares of Buyer Common Stock and any cash amounts remaining in the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Exchange Agent in respect of all cash amounts made available to it), and thereafter such holders who have not received the Merger Consideration therefor may surrender such Certificate or, in the case of Book-Entry Shares, such shares of Common Stock to the Surviving Corporation and, subject to abandoned property, escheat and other similar Laws, receive in consideration therefor the aggregate Merger Consideration that may be payable upon due surrender of the Certificates or, in the case of Book-Entry Shares, such shares of Common Stock held by them, without interest or dividends thereon.

(e) Fractional Shares. Notwithstanding any other provision in this Agreement, no fractional shares of Buyer Common Stock and no certificates or other evidence of ownership thereof will be issued in connection with the Merger; instead the Buyer will pay to each holder of Common Stock who would otherwise be entitled to a fractional share of Buyer Common Stock (after taking into account and aggregating all shares or fractional shares of Common Stock to which such holder is entitled) an amount in cash (without interest) determined by multiplying such fraction of a share of Buyer Common Stock by the Buyer Common Stock Value.

(f) No Further Ownership Rights in Company Shares. The Merger Consideration paid upon the surrender of a Certificate or, in the case of Book-Entry Shares, such shares of Common Stock in accordance with the terms of this Agreement will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock formerly represented by such Certificate or book-entry. At the Effective Time, the stock transfer books of the Company will be closed, and there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or, in the case of Book-Entry Shares, such shares of Common Stock are presented to the Surviving Corporation or the Exchange Agent for transfer or any other reason, they will be canceled and exchanged for the Merger Consideration as provided in this Article III.

(g) No Liability. To the fullest extent permitted by applicable Law, none of Merger Sub, the Company, the Surviving Corporation or the Exchange Agent will be liable to any Company Stockholder or other person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by Company Stockholders as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Buyer free and clear of any claims or interest of any Person previously entitled thereto.

(h) Lost, Stolen or Destroyed Certificates. In the event that any Certificate has been lost, stolen or destroyed, the Surviving Corporation or Exchange Agent will, upon the receipt of an affidavit of that fact by the holder thereof in form and substance reasonably satisfactory to the Surviving Corporation or Exchange Agent, as the case may be, pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Common Stock previously evidenced by such lost, stolen or destroyed Certificate; provided, that the Surviving Corporation may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as the Surviving Corporation may reasonably direct as indemnity against any claim that may be made against the Surviving Corporation or the Exchange Agent with respect to such Certificate.

SECTION 3.5 Certain Adjustments. If, between the date of this Agreement and the Effective Time, (i) the outstanding Buyer Common Stock or Common Stock shall have been changed into a different number of shares or different class by reason of any reorganization, reclassification, recapitalization, stock split, split-up, combination or exchange of shares or other similar transaction or (ii) a stock dividend or dividend payable in any securities (including any dividend or distribution of securities convertible into Buyer Common Stock) shall be declared with a record date within such period, or any similar event shall have occurred, then the Stock Consideration shall be appropriately adjusted to provide to the holders of Common Stock the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Buyer and Merger Sub that each statement contained in this Article IV is true and correct, except as set forth (i) in the SEC Reports filed prior to the date hereof (other than any forward looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are primarily predictive or forward-looking in nature) or (ii) in the Schedules accompanying this Agreement (collectively, the “Company Disclosure Schedule”). The Company Disclosure Schedule has been arranged for purposes of convenience only, in sections corresponding to the Sections of this Agreement. Each section or subsection of the Company Disclosure Schedule will be deemed to incorporate by reference all information disclosed in any other section or subsection of the Company Disclosure Schedule to the extent that it is reasonably apparent that such information is relevant to such other section or subsection.

SECTION 4.1 Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be in good standing would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable), in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.2 Subsidiaries; Joint Ventures.

(a) A true and complete list of each Subsidiary of the Company, together with the jurisdiction of incorporation or formation of each such Subsidiary, the authorized and issued capital stock or other ownership interest of each such Subsidiary and the name of each holder thereof is set forth in Section 4.2(a) of the Company Disclosure Schedule. A true and complete list of each Joint Venture, together with the ownership interest of the Company therein, the jurisdiction of formation of each such Joint Venture, and the identity and ownership interest of the Persons that are the other joint venture partners therein, is set forth on Section 1.1(a) of the Company Disclosure Schedule. Except as set forth in Section 4.2(a) of the Company Disclosure Schedule, all of the outstanding shares of capital stock or other ownership interests of each Subsidiary of the Company and each Joint Venture, to the extent owned by the Company, are owned, directly or indirectly, by the Company, free and clear of any Liens (other than Permitted Liens). Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company,

any of the Joint Ventures owns, directly or indirectly, any equity or other ownership interest in any Person, except for the Subsidiaries of the Company and the Joint Ventures. Except as set forth on Section 4.2(a) of the Company Disclosure Schedule, the Company is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Person.

(b) Each Subsidiary of the Company and, to the Knowledge of the Company, each Joint Venture is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be in good standing would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Subsidiary of the Company and, to the Knowledge of the Company, each Joint Venture is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, of which 100,000 shares have been designated Series A Junior Participating Preferred Stock and have been reserved for issuance upon the exercise of rights distributed to the holders of Common Stock pursuant to the Rights Agreement, dated as of November 12, 2007, as amended (the “Rights Plan”), between the Company and Computershare Trust Company, N.A., as rights agent (the rights issued to the holders of Common Stock pursuant to the Rights Plan are referred to as the “Company Rights”). As of January 25, 2008, (i) 57,925,194 shares of Common Stock (including 1,407,650 shares of restricted stock) were issued and outstanding, (ii) no shares of Common Stock were held in the treasury of the Company and (iii) no shares of Preferred Stock were issued and outstanding.

(b) Section 4.3(b) of the Company Disclosure Schedule sets forth (i) all plans or agreements (the “Stock Plans”) pursuant to which the Company or any of its Subsidiaries has granted or committed to grant any option or right to acquire capital stock or any other award payable in or based upon the capital stock of the Company or any such Subsidiary; (ii) any agreements pursuant to which the Company or any of its Subsidiaries has issued warrants to purchase capital stock of the Company or any such Subsidiary (such agreements, the “Warrant Agreements”); (iii) the number of shares of Common Stock reserved for issuance under the Stock Plans as of January 25, 2008; (iv) the number of shares of restricted stock of the Company outstanding as of January 25, 2008; and (v) all other rights to purchase or receive shares of Common Stock, except as set forth in Section 4.3(a). Except as set forth in Section 4.3(a) and in Section 4.3(b) of the Company Disclosure Schedule, there are no outstanding options, warrants or other securities or subscription, preemptive or other rights convertible into or exchangeable or exercisable for any shares of capital stock or other equity or voting interests of the Company or any of its Subsidiaries and there are no “phantom stock” rights, stock appreciation rights or other similar rights with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any authorized or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the Company Stockholders on any matter. Except as set forth in Section 4.3(a), Section 4.3(b) or in Section 4.3(b) of the Company Disclosure Schedule, there are no Contracts of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, obligating the Company or any such Subsidiary to issue, deliver, grant or sell, or cause to be issued, delivered, granted or sold, additional shares of capital stock of, or other equity or voting interests in, or options or other securities or subscription, preemptive or other rights convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries, or any “phantom stock” right, stock appreciation right or other similar right with respect to the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to enter into any such Contract. From the close of business on January 25, 2008, no options or warrants to purchase shares of Common Stock or Preferred Stock have been granted and no shares of Common Stock or Preferred Stock have been issued other than shares of Common Stock issued upon the exercise of any options, warrants issued pursuant to the Warrant Agreements (the “Warrants”) or rights granted under the Stock Plans in accordance with their terms (and the issuance of Company Rights attached to such shares of Common Stock).

(c) All issued and outstanding shares of Common Stock and all issued and outstanding shares of Subsidiary Stock are, and all shares of Common Stock that may be issued pursuant to the exercise of Warrants or the rights or agreements set forth in Section 4.3(b) of the Company Disclosure Schedule, will be when issued in accordance with the terms thereof, duly authorized and validly issued, fully paid and non-assessable, and were issued free of preemptive rights. There are no securities or other instruments or obligations of the Company or any of its Subsidiaries, the value of which is in any way based upon or derived from any capital or voting stock of the Company or any such Subsidiary or having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which the Company Stockholders or any stockholder (or its equivalent) of a Subsidiary may vote. All capital stock and other securities of the Company and its Subsidiaries have been issued in compliance with the Securities Act and the rules and regulations promulgated thereunder and all applicable foreign and state securities or “blue sky” laws.

(d) Except as set forth in Section 4.3(d) of the Company Disclosure Schedule, there are no outstanding obligations or Contracts, contingent or otherwise, obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or any such Subsidiary. Except as set forth in Section 4.3(d) of the Company Disclosure Schedule, there are no voting trusts, registration rights agreements or stockholder agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or a Subsidiary of the Company or with respect to the granting of registration rights for any of the capital stock of the Company or any of its Subsidiaries. Except as set forth in Section 4.3(d) of the Company Disclosure Schedule, there are no rights plans affecting the Company or any of its Subsidiaries. There are no Contracts obligating the Company or any of its Subsidiaries to vote or dispose of any shares of the capital stock of, or other equity or voting interests in, any Subsidiary of the Company.

(e) Except as set forth in Section 4.3(e) of the Company Disclosure Schedule, there are no restrictions of any kind that prevent or restrict the payment of dividends or other distributions by the Company or any of its Subsidiaries other than those imposed by the Laws of general applicability of their respective jurisdictions of organization.

SECTION 4.4 Authorization; Board Recommendation; Fairness Opinion; Stockholder Approval.

(a) The Company has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject only to the Stockholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action (including the approval of the Company Board) and no other action is necessary on the part of the Company or any of its Subsidiaries or Joint Ventures to authorize this Agreement or to consummate the transactions contemplated hereby (other than the Stockholder Approval and compliance with the filing and notice requirements set forth in Sections 4.5(b)(i) through (v)). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (ii) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

(b) The Company Board, at a meeting duly called and held, by a unanimous vote, (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are in the best interests of, the Company and the Company Stockholders, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) resolved to submit this Agreement to and recommend authorization and approval of this Agreement by the Company Stockholders and (iv) approved the Voting Agreements and the transactions contemplated thereby (collectively, the “Board Recommendation”).

(c) The Company Board has received the written opinion, dated as of the date of this Agreement (the “Fairness Opinion”), of Citigroup Global Markets Inc., a financial advisor to the Company, to the effect that, as of such date and based on and subject to the assumptions, qualifications and limitations contained therein, the Merger Consideration to be received by the Company Stockholders pursuant to the Merger is fair to the Company Stockholders from a financial point of view. The Company has received the approval of Citigroup Global Markets Inc. to permit the inclusion of a copy of its written opinion in its entirety in the Proxy Statement, subject to Citigroup Global Markets Inc.’s review of the Proxy Statement.

(d) The authorization and approval of this Agreement by the holders of a majority in voting power of the outstanding shares of Common Stock (the “Stockholder Approval”) is the only vote of the holders of any class or series of the Company’s securities necessary to approve this Agreement and the Merger.

SECTION 4.5 Noncontravention.

(a) None of the execution and delivery of this Agreement, the execution and delivery of the Voting Agreements, nor the consummation of the Merger and the other transactions contemplated hereby and thereby will, with or without the giving of notice or the lapse of time or both, (i) violate any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of the Company, any of its Subsidiaries, (ii) assuming compliance with the filing and notice requirements set forth in Sections 4.5(b)(i) through (v), violate any Law applicable to the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of the Joint Ventures on the date hereof, (iii) require any filing or registration with, or the giving of any notice to, any Governmental Entity, or (iv) other than as set forth in Section 4.5(a) of the Company Disclosure Schedule, result in a violation or breach of, conflict with, constitute a default under or otherwise violate any Material Contract, except in the case of clauses (ii) through (iv) to the extent that any such violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) None of the execution and delivery of this Agreement, the execution and delivery of the Voting Agreements, nor the consummation of the Merger and the other transactions contemplated hereby and thereby will, with or without the giving of notice or the lapse of time or both, and the performance of this Agreement by the Company will not, require any Order or Permit of, or filing with or notification to, any Governmental Entity, except for (i) such filings under state securities Laws or blue sky Laws, the Securities Act and the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement), (ii) the filing of applications for delisting of the Common Stock with the Nasdaq Global Select Market, (iii) such filings as may be required under the HSR Act or the Other Antitrust Laws, (iv) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which the Company is qualified to do business (including the Articles of Merger), (v) the filings set forth in Section 4.5(b) of the Company Disclosure Schedule and (vi) such other Orders, Permits, filings and notifications which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.6 SEC Filings.

(a) Since July 14, 2005, the Company and each Subsidiary thereof has timely filed or otherwise transmitted all forms, reports and documents required to be filed with the SEC under the Securities Act and the Exchange Act (collectively with any amendments thereto, the “SEC Reports”). Each of the SEC Reports, as amended prior to the date hereof, has complied, or in the case of the Company’s SEC Reports made after the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. None of the SEC Reports, as amended prior to the date hereof, contained, and in the case of the Company’s SEC Reports made after the date hereof, none of such SEC Reports will contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or other documents with the SEC. To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of the Company or its Subsidiaries.

(b) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act. The Company and each of its Subsidiaries maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) sufficient to comply with all legal and accounting requirements applicable to the Company and such Subsidiary as required by Rule 13a-15(a) under the Exchange Act. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (x) any significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company is in material compliance with all applicable provisions of the Sarbanes-Oxley Act of 2002.

SECTION 4.7 Financial Statements.

(a) The audited consolidated financial statements (including the related notes and schedules) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC (i) complied, or financial statements filed after the date hereof and prior to the Effective Time will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, (ii) have been prepared or will be prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (iii) on that basis, fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods.

(b) The unaudited consolidated financial statements (including the related notes and schedules) included in the Company’s Quarterly Reports on Form 10-Q filed with the SEC since January 1, 2007 (i) complied, or financial statements filed after the date hereof and prior to the Effective Time will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, (ii) have been prepared or will be prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (iii) on that basis, fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods subject to normal year-end audit adjustments in amounts that are immaterial in nature and amounts consistent with past experience and the absence of full footnote disclosure.

SECTION 4.8 Taxes.

(a) All material Tax Returns required by applicable Law to have been filed by the Company, each of its Subsidiaries and, to the Knowledge of the Company, each of its Joint Ventures have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b) Except as set forth in Section 4.8(b) of the Company Disclosure Schedule, to the Knowledge of the Company, there is no audit or other proceeding pending against or with respect to the Company or any of its Subsidiaries or Joint Ventures, with respect to any material amount of Tax. There are no material Liens on any of the assets of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of its Joint Ventures that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c) The Company, each of its Subsidiaries and, to the Knowledge of the Company, each of its Joint Ventures has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of its Joint Ventures has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.

(e) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of its Joint Ventures is a party to any Tax allocation or sharing agreement.

(f) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of the Joint Ventures has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Company and/or its Subsidiaries and/or its Joint Ventures are the only members).

(g) No written claim has ever been made by any Taxing authority in a jurisdiction where the Company or any of its Subsidiaries or Joint Ventures does not file Tax Returns that the Company or any of its Subsidiaries or Joint Ventures is or may be subject to taxation by that jurisdiction.

SECTION 4.9 Compliance with Laws; Orders; Permits.

(a) Except as set forth in Section 4.9(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries is and since July 14, 2005 has been, and, to the Knowledge of the Company, each of the Joint Ventures is and since their respective formation, have been, in compliance with all Laws, Orders and Permits to which the Company or such Subsidiary or Joint Venture, or any of its or their Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as set forth in Section 4.9(b) of the Company Disclosure Schedule, the Company, each of its Subsidiaries and, to the Knowledge of the Company, each of the Joint Ventures owns, holds, possesses or lawfully uses in the operation of its business all Permits (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Permit has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.10 No Undisclosed Liabilities. Except as set forth in Section 4.10 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any Liabilities other than Liabilities that (a) are accrued or reserved against in the most recent balance sheet included in the SEC Reports filed prior to the date hereof or are reflected in the notes thereto, (b) were incurred in the ordinary course of business since the date of the most recent balance sheet included in the SEC Reports, (c) are obligations of the Company or its Subsidiaries incurred as a result of entering into the Agreement (other than those of Section 6.1(a)) or performing the obligations contemplated hereby, (d) have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business or (e) has not or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.11 Tangible Personal Assets. The Company, its Subsidiaries and, to the Knowledge of the Company, its Joint Ventures, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that, individually or in the aggregate, do not materially interfere with the ability of the Company or any Subsidiary or Joint Venture to conduct its business as currently conducted.

SECTION 4.12 Real Property.

(a) Owned Real Property. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of the Joint Ventures owns any real property.

(b) Leased Real Property. Section 4.12(b) of the Company Disclosure Schedule contains a list of all leases and subleases (collectively, the “Real Property Leases”) under which the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of the Joint Ventures is either lessor or lessee (the “Company-Leased Real Property”). The Company has heretofor made available to the Buyer true and complete copies of each Real Property Lease. To the Knowledge of the Company, (i) all Real Property Leases are valid and binding Contracts of the Company or one of its Subsidiaries or Joint Ventures, and are in full force and effect (except for those that have terminated or will terminate by their own terms), in each case, except where such failure to be valid, binding or in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of the Joint Ventures, nor any other party thereto, is in violation or breach of or default (or with notice or lapse of time, or both, would be in violation or breach of or default) under the terms of any such Contract, in each case, except where such default would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Section 4.12(b) of the Company Disclosure Schedule, the Company, its Subsidiaries and, to the Knowledge of the Company, the Joint Ventures have not subleased, licensed or otherwise granted any Person the right to use or occupy such Company-Leased Real Property or any portion thereof.

SECTION 4.13 Vessels; Maritime Matters.

(a) Section 4.13(a) of the Company Disclosure Schedule contains a list of all vessels owned by the Company or any of its Subsidiaries or Joint Ventures (the “Owned Vessels”) or leased or chartered-in by the Company or any of its Subsidiaries pursuant to leaseback or charter arrangements (the “Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number and flag state of each Owned Vessel and Leased Vessel. Except as set forth in Section 4.13(a) of the Company Disclosure Schedule, each Vessel is operated in compliance with all Maritime Guidelines and Laws, except where such failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries and, to the Knowledge of the Company, the Joint Ventures are qualified to own and operate the Owned Vessels under applicable Laws, including the Laws of each Owned Vessel’s flag state, except where such failure to be qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as set forth in Section 4.13(b) of the Company Disclosure Schedule, each Vessel is classed by any of Lloyd’s Register of Shipping, American Bureau of Shipping, Det Norske Veritas or a classification society which is a full member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of the Company, (i) no event has occurred and no condition exists that would cause such Vessel’s class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.

(c) Except as set forth in Section 4.13(c) of the Company Disclosure Schedule, with respect to each of the Owned Vessels, either the Company or one of its Subsidiaries, as applicable, is the sole owner of each such Vessel and has good title to such Vessel free and clear of all Liens other than Permitted Liens.

SECTION 4.14 Intellectual Property.

(a) “Intellectual Property” means (i) trade secrets, inventions, confidential and proprietary information, know-how, formulae and processes, (ii) patents (including all provisionals, reissues, divisions, continuations and extensions thereof) and patent applications, (iii) trademarks, trade names, trade dress, brand names, domain names, trademark registrations, trademark applications, service marks, service mark registrations and service mark applications (whether registered, unregistered or existing at common law, including all goodwill attaching thereto), (iv) copyrights, computer software and databases, including copyright registrations, copyright applications and unregistered common law copyrights; (v) any data or confidential information in connection with items (i) – (iv); and (vi) all licenses for the Intellectual Property listed in items (i) – (v) above.

(b) Section 4.14(b) of the Company Disclosure Schedule sets forth a list of all material Intellectual Property owned by the Company or any of its Subsidiaries (the “Company-Owned Intellectual Property”) that is registered or subject to an application for registration (including the jurisdictions where such Company-Owned Intellectual Property is registered or where applications have been filed, and all registration or application numbers, as appropriate).

(c) Except as set forth in Section 4.14(c) of the Company Disclosure Schedule, all necessary registration, maintenance and renewal fees have been paid and all necessary documents have been filed with the United States Patent and Trademark Office or foreign patent and trademark office in the relevant foreign jurisdiction for the purposes of maintaining the registered Company-Owned Intellectual Property. No Company-Owned Intellectual Property has been abandoned in the last 180 days, except to the extent that such abandonment would not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except as set forth on Section 4.14(d) of the Company Disclosure Schedule, (i) the Company and its Subsidiaries, in the aggregate, are the exclusive owners of the Company-Owned Intellectual Property free and clear of all Liens (other than Permitted Liens); (ii) no proceedings have been instituted, are pending or, to the Knowledge of the Company, are threatened that challenge the rights of the Company or any of its Subsidiaries in or the validity or enforceability of the Company-Owned Intellectual Property; (iii) to the Knowledge of the Company, neither the use of the Company-Owned Intellectual Property as currently used by the Company and its Subsidiaries in the conduct of the Company’s business, nor the conduct of the business as presently conducted by the Company and any of its Subsidiaries, infringes, dilutes, misappropriates or otherwise violates in any material respect the Intellectual Property rights of any Person; and (iv) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has made a claim of a violation, infringement, misuse or misappropriation by any Person, of their rights to, or in connection with, the Company-Owned Intellectual Property.

(e) Except as set forth on Section 4.14(e) of the Company Disclosure Schedule all material information technology systems in production use by the Company and its Subsidiaries are currently operating in substantial compliance with all applicable system design and functional specifications except where such failure to be operating would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.15 Absence of Certain Changes or Events. Except as set forth in Section 4.15 of the Company Disclosure Schedule, since September 30, 2007 (a) the Company and its Subsidiaries and Joint Ventures have conducted their respective businesses in the ordinary course consistent with past practice and (b) no event has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.16 Contracts.

(a) Section 4.16(a) of the Company Disclosure Schedule lists the following Contracts to which the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of the Joint Ventures is a party as of the date of this Agreement (other than this Agreement, the Real Property Leases, the Company Benefit Plans, the Policies, the Contracts set forth on Section 4.19 of the Company Disclosure Schedule and Contracts filed by the Company with the SEC as a material contract pursuant to Item 601(b)(10) of Regulation S-K):

(i) each Contract that (A) has been or (B) would be required to be, but has not been, filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K;

(ii) each Contract not contemplated by this Agreement that materially limits the ability of the Company or any of its Subsidiaries or Joint Ventures to engage or compete in any manner with the business presently conducted by the Company or any of its Subsidiaries or Joint Ventures;

(iii) each Contract that creates a material partnership or material joint venture with respect to the Company or any of its Subsidiaries or Joint Ventures;

(iv) each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of indebtedness or agreement providing for indebtedness in excess of $50,000,000;

(v) each Contract that relates to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise) or material asset, including any vessel, other than this Agreement;

(vi) each material ship-sales, memoranda of agreement or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by the Company (other than Owned Vessels) and other material Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, refund guarantees and future charters;

(vii) each material Contract pursuant to which an Owned Vessel is leased or chartered by the Company to a third party, including all bareboat charters in connection with the Leased Vessels;

(viii) each material operating agreement, management agreement, crewing agreement, Contract of affreightment or financial lease (including sale/leaseback or similar arrangements) with respect to any Vessel;

(ix) each Contract, including any option, with respect to the purchase or sale of any vessel;

(x) each Contract that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries or, to the Knowledge of the Company, Joint Ventures to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or businesses;

(xi) each voting agreement or registration rights agreement;

(xii) each management service, consulting, financial advisory or other similar type Contract with any investment or commercial bank; and

(xiii) each Contract involving a standstill or similar obligation of the Company or any of its Subsidiaries or, to the Knowledge of the Company, the Joint Ventures.

(b) The Company has heretofore made available to the Buyer true and complete copies of each of the Contracts set forth in Section 4.16(a) of the Company Disclosure Schedule. All Material Contracts are in full force and effect (except those which may be cancelled, rescinded, terminated or not renewed after the date hereof in accordance with their terms), in each case, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of the Joint Ventures is in violation or breach of or default under (or with notice or lapse of time, or both, would be in violation or breach of or default under) the terms of any such Material Contract, in each case, except where such default would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, no other party to any Material Contract is in material breach of or in default under such Material Contract, except where such breach or default would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries or Joint Ventures has received notice of breach or termination (or proposed breach or termination) of any Material Contract terms, except where such breach or termination would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.17 Litigation. Except as set forth in Section 4.17 of the Company Disclosure Schedule, there is no Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or Joint Ventures that (a) challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (b) has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 4.17 of the Company Disclosure Schedule, no officer or director of the Company or any of its Subsidiaries or, to the Knowledge of the Company, Joint Ventures is a defendant in any Action commenced by any stockholder of the Company or any of its Subsidiaries with respect to the performance of his duties as an officer or a director of the Company or any such Subsidiary or Joint Venture under any applicable Law. Except as set forth in Section 4.17 of the Company Disclosure Schedule, there is no material unsatisfied judgment, penalty or award against the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of its Joint Ventures. Neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, its Joint Ventures, is subject to any Orders that have had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 4.18 Employee Benefits.

(a) Section 4.18(a) of the Company Disclosure Schedule includes a list of all Company Benefit Plans. The Company has delivered or made available to the Buyer copies of each Company Benefit Plan or, in the case of any unwritten Company Benefit Plans, a summary thereof.

(b) Except as set forth in Section 4.18(b) of the Company Disclosure Schedule, each Company Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, except for instances that would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, have a Material Adverse Effect, each Company Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and, to the Knowledge of the Company, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. Except as would not, individually or in the aggregate, have a Material Adverse Effect, all benefits, contributions and premiums relating to each Company Benefit Plan have been timely paid or made in accordance with the terms of such Company Benefit Plan and the terms of all applicable Laws and any related agreement.

(d) Except as set forth in Section 4.18(d) of the Company Disclosure Schedule, none of the Company nor any of its Subsidiaries nor any of the Joint Ventures, nor any employer, whether or not incorporated, that would be treated together with the Company or any such Subsidiary or any Joint Venture as a single employer within the meaning of Sections 414 (b) or (c) of the Code, has ever maintained or contributed to, or had any obligation to contribute to (or borne any liability with respect to) any “employee benefit plan,” within the meaning of Section 3.(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is covered by ERISA.

(e) None of the Company nor any of its Subsidiaries nor any Joint Venture has incurred, and no event has occurred and no condition or circumstance exists that could result, directly or indirectly, in, any unsatisfied liability (including, without limitation, any indirect, contingent or secondary liability) under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

SECTION 4.19 Labor and Employment Matters. The Company and all of its Subsidiaries and, to the Knowledge of the Company, all of the Joint Ventures have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Section 4.19 of the Company Disclosure Schedule sets forth a complete list of all employment agreements that obligate the Company or any of its Subsidiaries to pay an annual aggregate employment compensation in the form of salary and bonus in excess of $250,000 or its equivalent in foreign currency and to which the Company or any of its Subsidiaries is a party. To the Knowledge of the Company, there are no pending, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow downs due to labor disagreements or any actions or arbitrations that involve the labor or employment relations of the Company or any of its Subsidiaries. There has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down within the past three years in respect of the Company or any of its Subsidiaries, except where such strike, dispute, work stoppage, request, picket or work slow-down that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Section 4.19 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers’ representatives. To the Knowledge of the Company there is not pending or underway any union, or any other type of workers’ representatives, organizational activities or requests or elections for representation with respect to employees of the Company or any of its Subsidiaries.

SECTION 4.20 Environmental. Except (i) as set forth in Section 4.20 of the Company Disclosure Schedule or (ii) for any matter that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company, each of its Subsidiaries and, to the Knowledge of the Company, each of the Joint Ventures is in compliance with all applicable Laws and Maritime Guidelines relating to protection of the environment (“Environmental Laws”), (b) the Company, each of its Subsidiaries and, to the Knowledge of the Company, each of the Joint Ventures possesses and is in compliance with all Permits required under Environmental Law for the conduct of their respective operations and (c) there are no actions pending against the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of the Joint Ventures alleging a violation of any Environmental Law.

SECTION 4.21 Insurance. Section 4.21 of the Company Disclosure Schedule sets forth a complete and accurate list of each material insurance policy and fidelity bond that covers the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of the Joint Ventures or their respective businesses, properties, assets, directors, officers or employees (the “Policies”). Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of the Joint Ventures is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no material claims by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of the Joint Ventures pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters in writing or in respect of which such underwriters have reserved their rights in writing.

SECTION 4.22 Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company Stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will, when filed with the SEC and at the time of the Special Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Buyer or Merger Sub or any of their respective Representatives which is contained or incorporated by reference in the Proxy Statement.

SECTION 4.23 Fees.

(a) Except as set forth in Section 4.23(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of the Joint Ventures has any Liability to pay any fees or commissions to any broker, finder or agent with respect to this Agreement, the Merger or the transactions contemplated by this Agreement. The Company has furnished to the Buyer true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.

(b) Section 4.23(b) of the Company Disclosure Schedule sets forth the Company’s good faith estimate of the maximum amount of fees and commissions (but not out-of-pocket expenses or disbursements) for which the Company, any of its Subsidiaries or, to the Knowledge of the Company, any Joint Venture will be liable in connection with the Agreement or the transactions contemplated hereby to any accountant, broker, financial advisor, consultant or legal counsel retained by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any Joint Venture.

SECTION 4.24 Takeover Statutes; Rights Plan.

(a) The Company has taken all action required to be taken by it in order to exempt this Agreement, the Merger, the Voting Agreements and the other transactions contemplated hereby and thereby from, and this Agreement, the Merger, the Voting Agreements and the other transactions contemplated hereby and thereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Entity or contained in the Company’s articles of incorporation.

(b) The Company has taken all action, if any, necessary or appropriate so that the execution of this Agreement, the Voting Agreements and the Merger and the consummation of the transactions contemplated hereby and thereby do not and will not result in the distribution of the Company Rights under the Rights Plan or the ability of any Person to exercise any Company Rights under the Rights Plan.

SECTION 4.25 Interested Party Transactions. Except as set forth in Section 4.25 of the Company Disclosure Schedule, (a) there are no material Contracts or Liabilities between the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of the Joint Ventures, on the one hand, and any other Affiliate of any of the Company, its Subsidiaries or the Joint Ventures, on the other hand, other than Contracts or Liabilities arising out of employment arrangements disclosed in the Company Disclosure Schedule, (b) there are no Contracts or Liabilities between the Company or any of its Subsidiaries or any other equity holder, director, officer or employee of any Joint Venture, on the one hand, and any Joint Venture, on the other hand, and (c) neither any Affiliate of the Company nor any of its Subsidiaries nor, to the

Knowledge of the Company, any of the Joint Ventures possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of the Company or any of its Subsidiaries, any of the Joint Ventures or, to the Knowledge of the Company, any Person that is the beneficial owner of more than 5% of Common Stock. Since July 14, 2005, no event has occurred that would be required to be reported by the Company under Item 404 of Regulation S-K promulgated by the SEC which has not been so reported.

SECTION 4.26 Certain Business Practices. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries nor (to the Knowledge of the Company and its directors) any director, officer, agent or employee of the Company or any of its Subsidiaries (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of the Company or any of its Subsidiaries and, to the Knowledge of the Company, the Joint Ventures, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of the Company or any of its Subsidiaries unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, or (c) made any other unlawful payment.

SECTION 4.27 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, each of Buyer and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or Joint Ventures or with respect to any other information provided to Buyer or Merger Sub in connection with the transactions contemplated by this Agreement. Except in the case of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Buyer, Merger Sub or any other Person resulting from the distribution to Buyer or Merger Sub, or Buyer’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Buyer or Merger Sub in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB

The Buyer and Merger Sub jointly and severally represent and warrant to the Company that each statement contained in this Article V is true and correct, except as set forth (i) in the Buyer SEC Reports filed prior to the date hereof (other than any forward looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are primarily predictive or forward-looking in nature) or (ii) in the Schedules accompanying this Agreement (collectively, the “Buyer Disclosure Schedule”). The Buyer Disclosure Schedule has been arranged for purposes of convenience only, in sections corresponding to the Sections of this Agreement. Each section or subsection of the Buyer Disclosure Schedule will be deemed to incorporate by reference all information disclosed in any other section or subsection of the Buyer Disclosure Schedule to the extent that it is reasonably apparent that such information is relevant to such other section or subsection.

SECTION 5.1 Organization, Qualification and Corporate Power. The Buyer is a Liberian corporation, duly organized, validly existing and in good standing under the Laws of the Republic of Liberia. Merger Sub is a non-resident domestic corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Each of the Buyer, its Subsidiaries and Merger Sub has all requisite corporate power and authority, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Buyer and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 5.2 Subsidiaries. Except as set forth in Section 5.2 of the Buyer Disclosure Schedule, all of the outstanding shares of capital stock or other ownership interests of each Subsidiary of the Buyer are owned, directly or indirectly, by the Buyer, free and clear of any Liens (other than Permitted Liens). Except as set forth in Section 5.2 of the Buyer Disclosure Schedule, neither the Buyer nor any of its Subsidiaries owns, directly or indirectly, any equity or other ownership interest in any Person, except for the Subsidiaries. Except as set forth in Section 5.2 of the Buyer Disclosure Schedule, the Buyer is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Person.

SECTION 5.3 Capitalization.

(a) The authorized capital stock of the Buyer consists of 100,000,000 shares of Buyer Common Stock, 1,000,000 shares of Buyer B Stock and 5,000,000 shares of Buyer Preferred Stock. As of January 25, 2008, (i) 19,893,572 shares of Buyer Common Stock (including shares of restricted stock) were issued and outstanding, (ii) 135,326 shares of Buyer B Stock were issued and outstanding, (iii) 78,650 shares of Buyer Common Stock were held in the treasury of the Buyer, (iv) 588 shares of Buyer B Stock were held in the treasury of the Buyer and (v) no shares of Preferred Stock were issued and outstanding.

(b) Section 5.3(b) of the Buyer Disclosure Schedule sets forth (i) all plans or agreements (the “Buyer Stock Plans”) pursuant to which the Buyer or any of its Subsidiaries has granted or committed to grant any option or right to acquire capital stock or any other award payable in or based upon the capital stock of the Buyer or any such Subsidiary; (ii) the number of shares of Buyer Common Stock reserved for issuance under the Buyer Stock Plans as of January 25, 2008; (iii) the number of shares of restricted stock of the Buyer outstanding as of January 25, 2008; and (iv) all other rights to purchase or receive shares of Buyer Common Stock, except as set forth in Section 5.3(a). Except as set forth in Section 5.3(a) and in Section 5.3(b) of the Buyer Disclosure Schedule, there are no outstanding options, warrants or other securities or subscription, preemptive or other rights convertible into or exchangeable or exercisable for any shares of capital stock or other equity or voting interests of the Buyer or any of its Subsidiaries and there are no “phantom stock” rights, stock appreciation rights or other similar rights with respect to the Buyer or any of its Subsidiaries. Except as set forth in Section 5.3(a), Section 5.3(b) or in Section 5.3(b) of the Buyer Disclosure Schedule, there are no Contracts of any kind to which the Buyer or any of its Subsidiaries is a party or by which the Buyer or any of its Subsidiaries is bound, obligating the Buyer or any such Subsidiary to issue, deliver, grant or sell, or cause to be issued, delivered, granted or sold, additional shares of capital stock of, or other equity or voting interests in, or options or other securities or subscription, preemptive or other rights convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, the Buyer or any of its Subsidiaries, or any “phantom stock” right, stock appreciation right or other similar right with respect to the Buyer or any of its Subsidiaries, or obligating the Buyer or any of its Subsidiaries to enter into any such Contract. Except as set forth in Section 5.3(b) of the Buyer Disclosure Schedule and except for options or warrants to purchase shares of Buyer Common Stock or shares of Buyer Common Stock issued in connection with the Buyer 2007 performance in an amount not to exceed 350,000 shares, from the close of business on January 25, 2008, no options or warrants to purchase shares of Buyer Common Stock or Buyer Preferred Stock have been granted and no shares of Buyer Common Stock or Buyer Preferred Stock have been issued other than shares of Buyer Common Stock issued upon the exercise of any options or rights granted under the Buyer Stock Plans in accordance with their terms.

(c)(i) All options, warrants and other rights to purchase or receive shares of Buyer Common Stock set forth in Section 5.3(a) and Section 5.3(b) of the Buyer Disclosure Schedule (collectively, the “Buyer Options”) were properly accounted for on the books and records of the Buyer; (ii) each grant of Buyer Options was made in accordance with the terms of the applicable Buyer Stock Plan and any applicable laws and regulatory rules or requirements; (iii) each grant of Buyer Options has a grant date identical to the date on which such Buyer Option was actually granted; (iv) each grant of Buyer Options qualifies for the tax and accounting treatment afforded to such Buyer Option in the Buyer’s Tax Returns and the Buyer’s financial statements, respectively; (v) each grant of Buyer Options was duly authorized no later than the date on which the grant of such Buyer Options was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Buyer Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required shareholder approval by the necessary number of votes or written consents; and (vi) the per share exercise price of each Buyer Option was determined in accordance with the applicable Buyer Stock Plan and, to the extent required pursuant to the terms of the applicable Buyer Stock Plan, was equal to the fair market value of a share of Buyer Common Stock (determined in accordance with the applicable Buyer Stock Plan) on the applicable date on which the related grant was by its terms to be effective.

(d) Except as set forth in Section 5.3(d) of the Buyer Disclosure Schedule, all issued and outstanding shares of Buyer Common Stock and Buyer B Stock are, and all shares of Buyer Common Stock that may be issued pursuant to the exercise of the Buyer Options or the rights or agreements set forth in Section 5.3(b) of the Buyer Disclosure Schedule will be when issued in accordance with the terms thereof, duly authorized and validly issued, fully paid and non-assessable, and were issued free of preemptive rights. There are no securities or other instruments or obligations of the Buyer or any of its Subsidiaries, the value of which is in any way based upon or derived from any capital or voting stock of the Buyer or any such Subsidiary or having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which the Buyer Stockholders or any stockholder (or its equivalent) of a Subsidiary may vote. All capital stock and other equity ownership interests of the Buyer and its Subsidiaries have been issued in compliance with the Securities Act and the rules and regulations promulgated thereunder and all applicable foreign and state securities or “blue sky” laws, and none of the Buyer or its Subsidiaries has violated the Securities Act or any applicable foreign or state securities or “blue sky” laws in connection with the issuance of any capital stock and other securities of the Buyer and its Subsidiaries.

(e) Except as set forth in Section 5.3(e) of the Buyer Disclosure Schedule, there are no outstanding obligations or Contracts, contingent or otherwise, obligating the Buyer or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Buyer or any such Subsidiary. Except as set forth in Section 5.3(e) of the Buyer Disclosure Schedule, there are no voting trusts, registration rights agreements or stockholder agreements to which the Buyer or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Buyer or a Subsidiary of the Buyer or with respect to the granting of registration rights for any of the capital stock of the Buyer or any of its Subsidiaries. Except as set forth in Section 5.3(e) of the Buyer Disclosure Schedule, there are no rights plans affecting the Buyer or any of its Subsidiaries. There are no Contracts obligating the Buyer or any of its Subsidiaries to vote or dispose of any shares of the capital stock of, or other equity or voting interests in, any Subsidiary of the Buyer.

(f) Except as set forth in Section 5.3(f) of the Buyer Disclosure Schedule, there are no restrictions of any kind that prevent or restrict the payment of dividends or other distributions by the Buyer or any of its Subsidiaries other than those imposed by the Laws of general applicability of their respective jurisdictions of organization.

(g) All shares of Buyer Common Stock that may be issued pursuant to this Agreement (including shares of Buyer Common Stock that will be issued to the Company Stockholders as part of the Stock Consideration) will be when issued in accordance with the terms hereof, duly authorized and validly issued, fully paid and non-assessable, will be free of preemptive rights and will be issued in compliance with the Securities Act and the rules and regulations promulgated thereunder and all applicable foreign and state securities or “blue sky” laws.

SECTION 5.4 Authorization. Each of the Buyer and Merger Sub has the requisite power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance by each of the Buyer and Merger Sub of this Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary action, and no other action on the part of the Buyer or Merger Sub is necessary to authorize this Agreement or to consummate the transactions contemplated hereby and thereby (other than approval of the Amended Articles by the stockholders of the Buyer and compliance with the filing and notice requirements set forth in Sections 5.5(b)(i) through (v)). This Agreement has been duly executed and delivered by each of the Buyer and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery by the Company, constitute a legal, valid and binding obligation of each of the Buyer and Merger Sub, as applicable, enforceable against the Buyer and Merger Sub in accordance with their respective terms, except as limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (b) general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law.

SECTION 5.5 Noncontravention.

(a) None of the execution and delivery of this Agreement, or the consummation of the Merger and the other transactions contemplated hereby and thereby will, with or without the giving of notice or the lapse of time or both, (i) violate any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of the Buyer or Merger Sub, (ii) assuming compliance with the filing and notice requirements set forth in Sections 5.5(b)(i) through (v), violate any Law applicable to the Buyer or Merger Sub on the date hereof, (iii) require any filing or registration with, or the giving of any notice to, any Governmental Entity, or (iv) other than as set forth in Section 5.5(a) of the Buyer Disclosure Schedule, result in a breach of, conflict with, constitute a default under or give rise to any right of termination, cancellation or acceleration of, or result in the creation of any Lien upon any of the properties or assets of the Buyer or Merger Sub under, or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which the Buyer or Merger Sub is a party, or by which the Buyer or Merger Sub may be bound, excluding in the case of clause (ii) through (iv) above, conflicts, violations, breaches, defaults, rights of termination, cancellations, accelerations, increases, losses, creations and impositions of Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Buyer and Merger Sub does not, and the performance of this Agreement by the Buyer and Merger Sub will not, require any Order or Permit of, or filing with or notification to, any Governmental Entity, except for (i) such filings under state securities Laws or blue sky Laws, the Securities Act and the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement), (ii) the filing of applications for delisting of the Common Stock with the Nasdaq Global Select Market, (iii) such filings as may be required under the HSR Act or the Other Antitrust Laws, (iv) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which the Buyer is qualified to do business (including the filing of the Articles of Merger and the Amended Articles), (v) the filings set forth in Section 5.5(b) of the Buyer Disclosure Schedule and (vi) such other Orders, Permits, filings and notifications which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 5.6 Buyer SEC Filings.

(a) Since January 1, 2005, the Buyer has timely filed or otherwise transmitted all forms, reports and documents required to be filed with the SEC under the Securities Act and the Exchange Act (collectively with any amendments thereto, the “Buyer SEC Reports”). Each of the Buyer SEC Reports, as amended prior to the date hereof, has complied, or in the case of the Buyer SEC Reports made after the date hereof, will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. None of the Buyer SEC Reports, as amended prior to the date hereof, contained, and in the case of the Buyer SEC Reports made after the date hereof none of such Buyer SEC Reports will contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Buyer is required to file any forms, reports or other documents with the SEC. To the Knowledge of the Buyer, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations are pending or threatened, in each case regarding any accounting practices of the Buyer.

(b) The Buyer has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act. The Buyer and each of its Subsidiaries maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) sufficient to comply with all legal and accounting requirements applicable to the Buyer and such Subsidiary as required by Rule 13a-15(a) under the Exchange Act. The Buyer has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Buyer’s auditors and audit committee (x) any significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect the Buyer’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Buyer is in material compliance with all applicable provisions of the Sarbanes-Oxley Act of 2002.

SECTION 5.7 Financial Statements.

(a) The audited consolidated financial statements (including the related notes and schedules) included in the Buyer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 filed with the SEC (i) complied, or, financial statements filed after the date hereof and prior to the Effective Time will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, (ii) have been prepared or will be prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (iii) on that basis, fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Buyer and its Subsidiaries as of the indicated dates and for the indicated periods.

(b) The unaudited consolidated financial statements (including the related notes and schedules) periodically included in the Buyer’s reports on Form 6-K filed with the SEC since January 1, 2007 (i) complied, or, in the case of the Buyer, financial statements filed after the date hereof and prior to the Effective Time will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, (ii) have been prepared or will be prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (iii) on that basis, fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of the Buyer and its Subsidiaries as of the indicated dates and for the indicated periods subject to normal year-end audit adjustments in amounts that are immaterial in nature and amounts consistent with past experience and the absence of full footnote disclosure.

SECTION 5.8 Financing. The Buyer has delivered to the Company true and complete copies of the commitment letter, dated as of December 27, 2007, between the Buyer and Nordea Bank Finland PLC, London Branch, Credit Suisse DVB Bank AG, Deutsche Bank AG Filiale Deutschlandgeschäft, General Electric Capital Corporation and National Bank of Greece (the “Debt Financing Commitments”), pursuant to which such lenders have agreed to lend the amounts set forth therein (the “Debt Financing”) for the purpose of funding the transactions contemplated by this Agreement. None of the Debt Financing Commitments has been amended or modified prior to the date of this Agreement, and the respective commitments contained in the Debt Financing Commitments have not been withdrawn or rescinded in any respect. The Debt Financing Commitments are in full force and effect and constitute the legal, valid and binding obligations of each of the Buyer and Merger Sub and, to the Knowledge of the Buyer, each of the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing (including any “flex” provisions), other than as expressly set forth in the Debt Financing Commitments. The aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Debt Financing Commitments, together with cash on hand at the Buyer, will be sufficient for the Buyer and the Surviving Corporation to pay the aggregate Merger Consideration and to pay all related fees and expenses payable by the Buyer and the Surviving Corporation. As of the date of this Agreement, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) under the Debt Financing Commitments, and the Buyer does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to the Buyer on the Closing Date. The Buyer has fully paid all commitment fees or other fees required to be paid prior to the date of this Agreement pursuant to the Debt Financing Commitments.

SECTION 5.9 Compliance with Laws; Orders; Permits.

(a) Except as set forth in Section 5.9(a) of the Buyer Disclosure Schedule, the Buyer and each of its Subsidiaries is and since January 1, 2005 has been in compliance with all Laws, Orders and Permits to which the Buyer or any of its material assets is subject (including Maritime Guidelines), except where such failure to comply has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as set forth in Section 5.9(b) of the Buyer Disclosure Schedule, the Buyer and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Permits (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Permit has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 5.10 No Undisclosed Liabilities. Except as set forth in Section 5.10 of the Buyer Disclosure Schedule, neither the Buyer nor any of its Subsidiaries has any Liabilities, other than Liabilities that (a) are accrued or reserved against in the most recent balance sheet included in the Buyer SEC Reports filed prior to the date hereof or are reflected in the notes thereto, (b) were incurred in the ordinary course of business since the date of the most recent balance sheet included in the Buyer SEC Reports, (c) are obligations of the Buyer incurred as a result of entering into this Agreement or performing the obligations contemplated hereby, (d) have been discharged or paid in full prior to the date of this Agreement in the ordinary course of business or (e) have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 5.11 Vessels; Maritime Matters.

(a) Except as set forth in Section 5.11(a) of the Buyer Disclosure Schedule, each vessel owned or leased by the Buyer or any of its Subsidiaries (the “Buyer Vessels”) is operated in compliance with all Maritime Guidelines and Laws, except where such failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Buyer and each of its Subsidiaries are qualified to own and operate the Buyer Vessels, as applicable, under applicable Laws, including the Laws of each Buyer Vessel’s flag state, except where such failure to be qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Each Buyer Vessel is classed by any of Lloyd’s Register of Shipping, American Bureau of Shipping, Det Norske Veritas or a classification society which is a full member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of the Buyer, (i) no event has occurred and no condition exists that would cause such Buyer Vessel’s class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.

(c) Except as set forth in Section 5.11(c) of the Buyer Disclosure Schedule, either the Buyer or one of its Subsidiaries, as applicable, is the sole owner of each such Buyer Vessel and has good title to such Buyer Vessel free and clear of all Liens.

SECTION 5.12 Absence of Certain Changes or Events. Except as set forth in Section 5.12 of the Buyer Disclosure Schedule, since September 30, 2007 (a) the Buyer and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practice and (b) no event has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 5.13 Contracts. All material Contracts of the Buyer and its Subsidiaries are in full force and effect (except those which may be cancelled, rescinded, terminated or not renewed after the date hereof in accordance with their terms), in each case, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Buyer nor any of its Subsidiaries is in violation or breach of or default under (or with notice or lapse of time, or both, would be in violation or breach of or default under) the terms of any such material Contract, in each case, except where such default would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Buyer, no other party to any such material Contract is in material breach of or in default under such Material Contract, except where such breach or default has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Buyer, the Buyer has not received notice of breach or termination (or proposed breach or termination) of any Material Contract terms, except where such breach or termination has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 5.14 Litigation. Except as set forth in Section 5.14 of the Buyer Disclosure Schedule, there is no Action pending or, to the Knowledge of the Buyer, threatened in writing against the Buyer or any of its Subsidiaries that (a) challenges or seeks to enjoin, alter, prevent or materially delay the Merger or (b) has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 5.14 of the Buyer Disclosure Schedule, as of the date hereof, no officer or director of the Buyer is a defendant in any Action commenced by any stockholder of the Buyer with respect to the performance of his duties as an officer or a director of the Buyer under any applicable Law. Except as set forth in Section 5.14 of the Buyer Disclosure Schedule, there is no material unsatisfied judgment, penalty or award against the Buyer or any of its Subsidiaries. Neither the Buyer nor any of its Subsidiaries is subject to any Order that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 5.15 Employee Benefits.

(a) Except as set forth in Section 5.15(a) of the Buyer Disclosure Schedule, each Buyer Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, except for instances that would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect, each Buyer Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and, to the Knowledge of the Buyer, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. Except as would not, individually or in the aggregate, have a Material Adverse Effect, all benefits, contributions and premiums relating to each Buyer Benefit Plan have been timely paid or made in accordance with the terms of such Buyer Benefit Plan and the terms of all applicable Laws and any related agreement.

(c) None of the Buyer nor any of its Subsidiaries, nor any employer, whether or not incorporated, that would be treated together with the Buyer or any such Subsidiary as a single employer within the meaning of Sections 414 (b) or (c) of the Code, has ever maintained or contributed to, or had any obligation to contribute to (or borne any liability with respect to) any “employee benefit plan,” within the meaning of Section 3(3) of ERISA, that is covered by ERISA.

(d) Neither the Buyer nor any of its Subsidiaries has incurred, and no event has occurred and no condition or circumstance exists that could result, directly or indirectly, in,

any unsatisfied liability (including, without limitation, any indirect, contingent or secondary liability) under ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

SECTION 5.16 Labor and Employment Matters. The Buyer and all of its Subsidiaries have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Buyer, there are no pending , threatened, labor disputes, work stoppages, requests for representation, pickets, work slow downs due to labor disagreements or any actions or arbitrations that involve the labor or employment relations of the Buyer or any of its Subsidiaries. There has been no material labor strike, dispute, work stoppage, request for representation, picket or work slow-down within the past three years in respect of the Buyer or any of its Subsidiaries, except where such strike, dispute, work stoppage, request, picket or work slow-down that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 5.17 Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

SECTION 5.18 Proxy Statement. None of the information supplied or to be supplied by the Buyer or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company Stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither the Buyer nor Merger Sub makes any representation or warranty with respect to any information supplied by the Company or any of its Representatives which is contained or incorporated by reference in the Proxy Statement.

SECTION 5.19 Ownership of Common Stock. As of the date of this Agreement, none of the Buyer, Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of Common Stock and none of the Buyer, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement.

SECTION 5.20 Vote/Approval Required. No vote, consent, approval or other action of the holders of any class or series of capital stock of the Buyer is necessary or required by Law, the articles of incorporation or bylaws (or comparable organizational documents, as applicable) or the rules of the NYSE or otherwise to approve this Agreement or the Merger or the transactions contemplated hereby, other than approval of the Amended Articles by the stockholders of the Buyer. The vote or consent of the Buyer as the sole stockholder of Merger

Sub (which shall have occurred immediately following the execution of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.

SECTION 5.21 Fees.

(a) Merger Sub has no Liability to pay any fees or commissions to any broker, finder or agent with respect to this Agreement, the Merger or the transactions contemplated by this Agreement that could result in any Liability being imposed on the Company or any Subsidiary of the Company.

(b) Section 5.21(b) of the Buyer Disclosure Schedule sets forth the Buyer’s good faith estimate of the maximum amount of fees and commissions (but not out-of-pocket expenses or disbursements) for which the Buyer, Merger or any of their respective Subsidiaries will be liable in connection with the Agreement or the transactions contemplated hereby to any accountant, broker, financial advisor, consultant or legal counsel retained by the Buyer, Merger Sub, any of their respective Subsidiaries.

SECTION 5.22 Takeover Statutes. The Buyer has taken all action required to be taken by it in order to exempt this Agreement, the Merger and the other transactions contemplated hereby and thereby from, and this Agreement, the Merger and the other transactions contemplated hereby and thereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Entity or contained in the Buyer’s articles of incorporation.

SECTION 5.23 Interested Party Transactions. Except as set forth in Section 5.23 of the Buyer Disclosure Schedule, (a) there are no material Contracts or Liabilities between the Buyer, on the one hand, and any other Affiliate of the Buyer, on the other hand, other than Contracts or Liabilities arising out of employment arrangements disclosed in the Buyer Disclosure Schedule, and (b) no Affiliate of the Buyer possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of the Buyer or, to the Knowledge of the Buyer, the beneficial owner of more than 5% of Buyer Common Stock. Since January 1, 2005, no event has occurred that would have been required to be reported by the Buyer under Item 404 of Regulation S-K promulgated by the SEC if Buyer had been subject to such reporting requirement during such period of time which has not been so reported.

SECTION 5.24 Certain Business Practices. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Buyer nor any of its Subsidiaries nor (to the Knowledge of the Buyer and its directors) any director, officer, agent or employee of the Buyer or any of its Subsidiaries (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of the Buyer or any of its Subsidiaries, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of the Buyer or any of its Subsidiaries unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, or (c) made any other unlawful payment.

SECTION 5.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, the Company acknowledges that none of Buyer, Merger Sub or any other person on behalf of Buyer or Merger Sub makes any other express or implied representation or warranty with respect to Buyer or Merger Sub or with respect to any other information provided to the Company.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.1 Operation of the Company’s Business.

(a) Except (i) as set forth in Section 6.1 of the Company Disclosure Schedule, (ii) as otherwise contemplated by this Agreement or disclosed in the SEC Reports filed prior to the date of this Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of the Buyer (which consent will not be unreasonably withheld, delayed or conditioned), during the period commencing on the date hereof and ending at the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, the Company will, will cause each of its Subsidiaries to and will use commercially reasonable efforts to cause each of the Joint Ventures to, in all material respects, carry on its business in the ordinary course and in a manner consistent with past practice and to use commercially reasonable efforts to preserve substantially intact its present business organization and goodwill, keep available the services of its present officers and other key employees and to preserve its present relationships with customers, suppliers and other Persons with which it has a material business relationship.

(b) Without limiting the generality of Section 6.1(a), except (w) as set forth in Section 6.1 of the Company Disclosure Schedule, (x) as otherwise contemplated by this Agreement or disclosed in the SEC Reports filed prior to the date of this Agreement, (y) as required by applicable Law or (z) with the prior written consent of the Buyer (which consent will not be unreasonably withheld, delayed or conditioned), during the period commencing on the date hereof and ending at the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, the Company will not, and will cause each of its Subsidiaries not to, and will not direct or permit the Joint Ventures to, take any action or enter into any transaction that would result in any of the following:

(i) any change in the articles of incorporation, bylaws or other organizational or governing documents of the Company, any of its Subsidiaries or any of the Joint Ventures;

(ii) any issuance, sale or disposition of any additional shares of, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of, any capital stock of any class of, or any other ownership interest in (including but not limited to stock appreciation rights or phantom stock) the Company or any of its Subsidiaries or Joint Ventures (including the issuance or granting of stock options, restricted stock, restricted stock units or similar awards under the Stock Plans), except for (A) issuances of shares pursuant to the exercise of awards under the Stock Plans that are issued and outstanding prior to the date hereof or (B) issuances in accordance with the Rights Plan;

(iii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property, or any combination thereof) with respect to any shares of capital stock of the Company or any of its Subsidiaries, other than (A) quarterly cash dividends, (B) dividends payable to the Company or a wholly-owned Subsidiary of the Company by another wholly-owned Subsidiary of the Company or (C) dividends required by applicable Law;

(iv) any repurchase, reclassification, redemption, combination, splitting, subdivision, issuance or other acquisition of any other securities in respect of, in lieu of or in substitution for, directly or indirectly, any of the capital stock or other ownership interests of the Company or any of its Subsidiaries or any options or other rights to acquire any of the foregoing, other than in connection with the forfeiture or exercise of any stock option, restricted stock, restricted stock units, or similar awards under the Stock Plans;

(v) any incurrence, guarantee or assumption by the Company or any of its Subsidiaries or Joint Ventures of any indebtedness for borrowed money other than in the ordinary course of business, under existing debt facilities, in amounts and on terms consistent with past practice, in any event not to exceed $50 million in the aggregate;

(vi) any material change in any method of accounting, accounting principle or accounting practice by the Company or any of its Subsidiaries;

(vii) any settlement of a material Tax dispute or any change in the Tax elections made by the Company or any of its Subsidiaries or Joint Ventures or in any accounting method used by the Company or any of its Subsidiaries or Joint Ventures for Tax purposes, where such Tax election or change in accounting method may have a material effect upon the Tax Liability of the Company or any of its Subsidiaries or Joint Ventures for any period or set of periods, or the settlement or compromise of any material income Tax Liability of the Company or any of its Subsidiaries or Joint Ventures;

(viii) except in the ordinary course of business, (A) any adoption or material amendment of any Company Benefit Plan, (B) any entry into any collective bargaining agreement or any other type of collective agreement with any labor organization, union or any other type of local, national or supranational workers’ representatives, (C) any entry into an employment, severance, change-in-control or other similar agreement or arrangement (other than in the ordinary course of business to employees that are not directors or officers of the Company) or (D) any increase in the rate of compensation to any director, officer, employee or contractor’ in an amount that exceeds 10% of such Person’s current compensation; provided, that the Company or any of its Subsidiaries or Joint Ventures may (1) take any such action for employees in the ordinary course of business or pursuant to any existing Contracts or Company Benefit Plans and (2) adopt or amend any Company Benefit Plan if the cost to such Person of providing benefits thereunder is not materially increased;

(ix) any (A) acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) of any corporation, partnership or other business organization or any property or assets of any Person, in each case with a value in excess of $25 million individually or $75 million in the aggregate, (B) any loan, advance, capital contribution to, or investment in, any other Person (other than a Person that is a wholly-owned Subsidiary of the Company as of the date hereof and other than incorporation of a wholly-owned Subsidiary of the Company), in each case with a value in excess of $25 million individually or $75 million in the aggregate, (C) disposition of, or creation of any lien or encumbrance on, any assets of the Company or any of its Subsidiaries or Joint Ventures (including the capital stock of any of its Subsidiaries) with a value in excess of $25 million individually or $75 million in the aggregate, except in the case of (A) and (C) for acquisition or dispositions pursuant to the existing Contracts set forth on Section 4.16(a) or 6.1(b)(ix) of the Company Disclosure Schedule;

(x) except in the ordinary course of business, (A) any entry into of any Contract of the type that would have been a Material Contract had it been entered into prior to or on the date hereof or (B) any material cancellation, material modification, termination or grant of waiver of any material rights under any Material Contract;

(xi) the settlement or compromise of any litigation against the Company or any of its Subsidiaries or Joint Ventures or any of their respective directors or officers other than settlements or compromises of litigation where the amount paid (less the amount reserved for such matters by the Company and any amounts paid or to be paid by insurance proceeds) in settlement or compromise, in each case, does not exceed the amount set forth in Section 6.1(b)(xi) of the Company Disclosure Schedule;

(xii) any capital expenditures in excess of $25 million individually or $75 million in the aggregate, except for those capital expenditures set forth in Section 6.1(b)(xii) of the Company Disclosure Schedule;

(xiii) any failure to pay all premiums due and payable for material insurance policies and/or any failure to use commercially reasonable efforts to keep material insurance policies in full force and effect; or

(xiv) any entry into any agreement or commitment to do any of the foregoing.

(c) Each of the Company and its Subsidiaries agrees that, between the date of this Agreement and ending at the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, it shall not, directly or indirectly (i) take any action to, or fail to take any action where such failure to take action would, cause its representations and warranties set forth in Article IV to be untrue in any material respect; or (ii) take or fail to take any action that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.

SECTION 6.2 Conduct of Business of the Buyer and Merger Sub Pending the Merger.

(a) Except (i) as set forth in Section 6.2(a) of the Buyer Disclosure Schedule, (ii) as otherwise contemplated by this Agreement or disclosed in the Buyer SEC Reports filed prior to the date of this Agreement, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent will not be unreasonably withheld, delayed or conditioned), during the period commencing on the date hereof and ending at the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, the Buyer will, and will cause each of its Subsidiaries to, in all material respects, carry on its business in the ordinary course and in a manner consistent with past practice and to use commercially reasonable efforts to preserve substantially intact its present business organization and goodwill, keep available the services of its present officers and other key employees and to preserve its present relationships with customers, suppliers and other Persons with which it has a material business relationship.

(b) Each of the Buyer and Merger Sub agrees that, between the date of this Agreement and ending at the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, it shall not, directly or indirectly (i) take any action to, or fail to take any action where such failure to take action would, cause its representations and warranties set forth in Article V to be untrue in any material respect; or (ii) take or fail to take any action that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement.

SECTION 6.3 SEC Filings. Each of the Company and the Buyer will file or furnish all reports, proxy statements, communications, announcements, publications and other documents required to be filed or furnished by it with the SEC between the date hereof and the Effective Time. Each of the Company and Buyer will, to the extent that any report, proxy statement, communication, announcement, publication or other document being filed or furnished by such party with the SEC contains any statement relating to this Agreement or the Merger, and to the extent permitted by Law or applicable confidentiality agreements, consult with the other for a reasonable time before filing or furnishing such report, proxy statement, communication, announcement, publication or other document with the SEC.

SECTION 6.4 Operational Matters. Nothing contained in this Agreement shall give the Buyer or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ or Joint Ventures’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the Buyer’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and the Buyer shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ and Joint Ventures’, as applicable, respective operations.

ARTICLE VII

COVENANTS

SECTION 7.1 Special Meeting; Proxy Statement; Registration Statement.

(a) As promptly as reasonably practicable after the execution of this Agreement, (i) the Company shall prepare and file with the SEC a proxy statement (together with any amendments thereof or supplements thereto, the “ Proxy Statement”) relating to a special meeting of the Company Stockholders (the “Special Meeting”) for the purpose of obtaining the Stockholder Approval and (ii) Buyer shall prepare and file with the SEC a registration statement on Form F-4 or other applicable form (together with all amendments thereto, the “Registration Statement”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the issuance of shares of Buyer Common Stock to be issued to the stockholders of the Company as part of the Merger Consideration. Each of the Buyer and the Company shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective and the Proxy Statement to be cleared by the SEC as promptly as practicable, and to that extent, the Company and the Buyer will respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and provide copies of such comments to the other promptly upon receipt. Prior to the effective date of the Registration Statement, the Buyer shall take all actions (other than qualifying to do business in any jurisdiction in which it is not now so qualified) reasonably required under any applicable federal securities Laws or state “blue sky” Laws in connection with the issuance of shares of Buyer Common Stock in connection with the Merger. Each of the Buyer and the Company shall cooperate, furnish and cause its respective Subsidiaries to, and the Company shall use commercially reasonable efforts to cause the Joint Ventures to, cooperate and furnish all information concerning it and the holders of its capital stock or voting interest as the other may reasonably request in connection with such actions and the preparation, filing and distribution of the Registration Statement and the Proxy Statement. As promptly as reasonably practicable after the Registration Statement shall have become effective and the Proxy Statement shall have been cleared by the SEC, the Company shall mail or otherwise make available in accordance with the Securities Act and the Exchange Act the Proxy Statement and any supplements or amendments to the Proxy Statement to its stockholders. No filing of, or amendment of or supplement to, the Proxy Statement shall be made by the Company, and no filing of, or amendment or supplement to, the Registration Statement shall be made by the Buyer, in each case, unless the party intending to make such filing has given the other party a reasonable opportunity to review and comment on the proposed filing and each party will provide the other party with a copy of all such filings with the SEC. Each of the Buyer and the Company shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Buyer Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, the initiation or threat of any proceeding for any such purpose, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(b) The Company and the Buyer each agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Proxy Statement or the

Registration Statement to be false or misleading with respect to any material fact, or that any information furnished by it omits to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Proxy Statement or the Registration Statement.

(c) If any time prior to the Effective Time any event or circumstance relating to the Company or the Buyer, or any of their respective Subsidiaries, or their respective officers or directors, or any of their holders of capital stock, is discovered by a party that should be set forth in an amendment of or a supplement to the Registration Statement or Proxy Statement, such party shall promptly inform the other party.

(d) The Company shall take all action necessary to duly call, give notice of, convene and hold, as soon as reasonably practicable following the date of this Agreement the Special Meeting. Except to the extent the Company has effected a Change in Recommendation, the Company will (i) include in the definitive proxy statement mailed to the Company Stockholders and filed with the SEC the Board Recommendation and (ii) use its commercially reasonable efforts to solicit and obtain the Stockholder Approval. The Company shall adjourn or postpone the Special Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to in advance of a vote on the Merger and this Agreement and, if as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company Stockholders represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Special Meeting or to obtain the Stockholder Approval or there are insufficient votes to approve the Merger, the Company, with the consent of the Buyer, may and, at the direction of the Buyer, shall, adjourn or postpone the Special Meeting; provided, however, that unless this Agreement shall be terminated in accordance with its terms, the Company shall be obligated to call, give notice of, convene and hold the Special Meeting, regardless of the commencement, disclosure, announcement or submission to the Company of any Transaction Proposal, or of any Change of Recommendation.

(e) Promptly following the Closing, the Buyer will file a post-effective amendment to the Registration Statement and will include in such post-effective amendment a prospectus covering the resale from time to time by each director or officer of the Company, who serves as a director of the Buyer following the Closing, of all shares of Buyer Common Stock received by him as part of the Stock Consideration. The Buyer shall use its commercially reasonable efforts to cause such post-effective amendment to be declared effective as promptly as practicable and to keep such registration statement, as so amended, effective and such resale prospectus current and available for use by each such director of the Buyer until such director sells all such shares of Buyer Common Stock or ceases to be a director of the Buyer. In lieu of filing a post-effective amendment to the Registration Statement, the Buyer may file and use its commercially reasonable efforts to cause to be declared effective as promptly as practicable, and to keep effective as provided above, a registration statement on Form F-3 (or on another appropriate Form) containing a prospectus covering resales of such shares of Buyer Common Stock which prospectus the Buyer will use its commercially reasonable efforts to keep current and available for resales from time to time by each such director of the Buyer of all such shares of Buyer Common Stock.

SECTION 7.2 Delisting. The Surviving Corporation will use its commercially reasonable efforts to cause the shares of Common Stock to be de-listed from the Nasdaq Global Select Market and de-registered under the Exchange Act as soon as practicable following the Effective Time.

SECTION 7.3 Listing. The Buyer will use commercially reasonable efforts to cause the shares of the Buyer Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing.

SECTION 7.4 Regulatory Matters and Approvals.

(a) Each of the Buyer and the Company will, as promptly as practicable and before the expiration of any relevant legal deadline, but in no event later than ten Business Days following the execution and delivery of this Agreement, (i) if required under applicable Law, file with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required for the transactions contemplated by this Agreement and any information required to be provided therewith pursuant to the HSR Act, which forms will specifically request early termination of the waiting period prescribed by the HSR Act, and (ii) file with any other Governmental Entity, any other filings, reports, information and documentation required for the transactions contemplated hereby pursuant to any Other Antitrust Laws or any other applicable Laws; provided, if a competition filing is required to be made with the European Commission, only the initial draft of such filing shall be made within ten Business Days following execution of this Agreement. Each of the Buyer and the Company will furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act, any Other Antitrust Laws and any other applicable Laws. The Company and the Buyer together will be responsible for all filing fees payable in connection with such filings.

(b) Each of the Buyer and the Company will use its respective commercially reasonable efforts to obtain promptly any clearance required under the HSR Act, any Other Antitrust Laws and any other applicable Laws for the consummation of the transactions contemplated by this Agreement and will keep each other apprised of the status of any material communications with, and any reasonable inquiries or requests for additional information from any Governmental Entity and will comply promptly with any such inquiry or request from any such Governmental Entity. The Buyer agrees to take any and all steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity or any other party so as to enable the parties to expeditiously close the transactions contemplated by this Agreement (including the Merger), including consenting to any divestiture or other structural or conduct relief in order to obtain clearance from any Governmental Entity; provided that the Buyer shall not be required to take any step that if taken would have a Material Adverse Effect (without giving effect to the proviso contained therein) on the Buyer or the business operations of the Company and its Subsidiaries. Subject to the foregoing provision, at the request of Company, the Buyer and its Affiliates will use their respective commercially reasonable efforts to contest, administratively or in court, any ruling, order or other action of any Governmental Entity or any other Person respecting the transactions contemplated by this Agreement.

(c) Subject to Section 7.4(a), each of the Buyer and the Company agrees to instruct their respective counsel to cooperate with each other and use their respective commercially reasonable efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act, any Other Antitrust Laws and any other applicable Laws at the earliest practicable dates. Such commercially reasonable efforts and cooperation will include causing its counsel (i) to inform promptly the other of any oral communication with, and provide (as permitted) copies of written communications (excluding competitively sensitive information) with, any Governmental Entity regarding any such filings or applications or any such transaction, and (ii) to confer with each other regarding appropriate contacts with and response to personnel of such Governmental Entity. None of the Buyer, the Company nor any of their respective Affiliates will independently contact any Governmental Entity or participate in any meeting or discussion with any Governmental Entity in respect of any such filings, applications, investigation or other inquiry without giving, in the case of the Buyer and its Affiliates, the Company, and in the case of the Company and its Affiliates, the Buyer, prior notice of the meeting and, to the extent permitted by the relevant Governmental Entity, the opportunity to attend and participate (which, at the request of the Buyer or the Company, as applicable, will be limited to outside antitrust counsel only).

SECTION 7.5 Consents. The Company will, and will cause each of its Subsidiaries to, and will use commercially reasonable efforts to cause each of the Joint Ventures to, use its or their commercially reasonable efforts to assist the Buyer in obtaining any required third-party consents to the Merger and the other transactions contemplated by this Agreement in writing from each Person.

SECTION 7.6 Resignation of Directors. At the Closing, the Company shall deliver to the Buyer evidence reasonably satisfactory to the Buyer of the resignation of all directors of the Company effective at the Effective Time.

SECTION 7.7 Amended Articles. The Buyer will use its reasonable best efforts to cause its articles of incorporation to be amended at or prior to Closing by adding a new Article TWELFTH thereto in the form attached hereto as Exhibit C (as amended, the “Amended Articles”).

SECTION 7.8 Buyer; Designation Committee.

(a) The Buyer hereby agrees to comply with the requirements set forth in Article TWELFTH of the Amended Articles, including by, in the event that any of the members of the Special Class (as defined in the Amended Articles) ceases to serve as a director of the Buyer prior to the first anniversary of the Closing, using best efforts to cause any replacement for such director designated by the Designation Committee (as defined in the Amended Articles) to be promptly appointed or elected to the Buyer Board as a member of the Special Class.

(b) The Buyer hereby agrees, prior to the first anniversary of the Closing, not to take any action (or fail to take any action) to amend Article TWELFTH of the Amended Articles or that would otherwise adversely affect the matters contemplated by Article TWELFTH of the Amended Articles.

SECTION 7.9 Access; Notice of Developments; Confidentiality.

(a) Subject to applicable Law, during the period commencing on the date hereof and ending at the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, the Company will, and will cause each of its Subsidiaries to, and will use commercially reasonable efforts to cause each of the Joint Ventures to, permit the Buyer and its Representatives to have (at the Buyer’s expense) reasonable access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company and each of its Subsidiaries and Joint Ventures, to the officers, directors, personnel, customers, suppliers, premises, properties, books, records, Contracts and documents of or pertaining to the Company and any of its Subsidiaries or Joint Ventures as the Buyer may reasonably request in writing; provided, the Buyer will not have access to information that is subject to attorney-client privilege or other privilege; provided, further, that such access will comply with all applicable Laws and all applicable Real Property Leases and shall not include any intrusive testing or environmental sampling of any kind.

(b) The Company will give prompt written notice to the Buyer of any event that has had or would reasonably be expected to give rise to, individually or in the aggregate, a Material Adverse Effect. The Buyer and Merger Sub will give prompt written notice to the Company of any event that would reasonably be expected to, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement. Each of the Company, the Buyer and Merger Sub will give prompt written notice to the other parties of any facts relating to such party which would make it necessary or advisable to amend the Proxy Statement or the Registration Statement in order to make the statements therein not misleading or to comply with applicable Law. The delivery of any notice pursuant to this Section 7.9(b) will not limit, expand or otherwise affect the remedies available hereunder (if any) to the party receiving such notice.

(c) Each of Buyer and Merger Sub will, and will cause their respective Representatives to, hold and treat and will cause its officers, employees, auditors and other authorized Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries and Joint Ventures furnished to Buyer, Merger Sub or their respective Representatives in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated October 19, 2007, between the Company and Buyer (the “Buyer Confidentiality Agreement”), which Buyer Confidentiality Agreement shall remain in full force and effect in accordance with its terms until the Effective Time, at which time it will terminate. The Buyer Confidentiality Agreement will be deemed amended as of the date hereof to the effect that the Buyer will be permitted to (i) consummate the transactions contemplated hereby and (ii) enforce its rights hereunder and under the Voting Agreements.

SECTION 7.10 No Solicitation.

(a) The Company will, will cause each of its Subsidiaries and Representatives to, and will direct the Joint Ventures to, cease immediately any existing activities, discussions and negotiations with any Person (other than the Buyer, Merger Sub and their respective Representatives) regarding a Transaction Proposal and request the prompt return or destruction of all confidential information previously provided in connection therewith and otherwise enforce its rights under the applicable confidentiality and/or standstill agreements.

(b) From and after the date of this Agreement, without the prior consent of the Buyer, the Company will not and will cause its Subsidiaries and its controlled Affiliates not to, nor will it authorize or permit any of its other Affiliates or the Joint Ventures or any Representatives of the Company, its Subsidiaries, its Affiliates or the Joint Ventures to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information), or take any other action designed to facilitate any inquiries, proposals or offers from any Person that constitute, or would reasonably be expected to constitute, a Transaction Proposal, (ii) participate in any discussions or negotiations (including by way of furnishing information) regarding any Transaction Proposal or (iii) otherwise cooperate in any way with, or assist or participate in, knowingly facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. Notwithstanding the foregoing, nothing contained in this Agreement shall prevent the Company and its Representatives from (A) during the Applicable Period, contacting and engaging in discussions with any Person who has made an unsolicited written Transaction Proposal that does not otherwise result from a breach of this Section 7.10 solely for the purpose of clarifying such Transaction Proposal and any material terms and conditions thereof so as to determine whether such Transaction Proposal is, or is reasonably likely to lead to, a Superior Proposal; or (B) during the Applicable Period, if the Company Board determines in good faith (after consultation with its outside counsel and financial advisor), that the Transaction Proposal is reasonably likely to lead to a Superior Proposal, (x) furnishing information with respect to the Company and its Subsidiaries and Joint Ventures to the Person making such Transaction Proposal (provided such Person has entered into a confidentiality agreement containing similar terms to those contained in the Buyer Confidentiality Agreement and containing additional provisions that expressly permit the Company to comply with the terms of this Section 7.10 (a copy of which confidentiality agreement shall be promptly (and in any event within two Business Days) provided to the Buyer)) and (y) participating in discussions or negotiations regarding such Transaction Proposal; provided, that the Company may only take such action specified in clause (B) above if such Transaction Proposal did not result from a breach of this Section 7.10 and the Company Board determines in good faith (after consultation with its outside counsel) that the failure to take any such action would breach its fiduciary duties to the Company Stockholders.

(c) Without the prior consent of the Buyer, the Company Board will not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the Buyer, the Board Recommendation, (ii) approve or recommend, or propose to approve or recommend, any Transaction Proposal or Superior Proposal, (iii) amend or grant any waiver or release from or redeem any rights under the Rights Plan, except in connection with the Merger and the other transactions contemplated by this Agreement, (iv) waive any provision of any standstill or similar agreement or fail to enforce any terms of any such standstill or similar agreement or (v) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (other than entry into a confidentiality agreement contemplated by Section 7.10(b)) related to any Transaction Proposal or Superior Proposal (each, an “Acquisition Agreement”) or propose publicly or agree to do any of the foregoing, other than pursuant to the next sentence. Notwithstanding the foregoing, during the Applicable Period, (x)

if the Company Board determines in good faith (after consultation with its outside counsel) that it would breach its fiduciary duties to the Company Stockholders not to take any action specified in clause (i) of the preceding sentence, it may take such action specified in clause (i) of the preceding sentence and/or (y) in response to a Superior Proposal, if the Company Board determines in good faith (after consultation with its outside counsel) that the failure to take any action specified in clause (ii), (iii), (iv) or (v) of the preceding sentence would breach its fiduciary duties to the Company Stockholders, it may take such action specified in clause (ii), (iii), (iv) or (v) of the preceding sentence (any such action referred to in clauses (x) or (y), a “Change in Recommendation”), but only, with respect to the actions set forth in clause (y) at a time that is during the Applicable Period and is not less than three Business Days following the Buyer’s receipt of notice advising the Buyer that the Company Board is prepared to take such action, specifying the terms and conditions of such Superior Proposal (including a copy of any relevant Acquisition Agreement); provided, that, if requested in writing by the Buyer, the Company shall negotiate in good faith with the Buyer during such three Business Day notice period to make such adjustments to the terms and conditions of this Agreement so that the Company would be able to proceed without making a Change in Recommendation.

(d) In addition to the other obligations of the Company set forth in this Section 7.10, the Company will promptly (and no more than two Business Days after receipt) advise the Buyer of the receipt of any Transaction Proposal (and any material modification of or amendment to such a Transaction Proposal), or any inquiry that would reasonably be expected to lead to a Transaction Proposal or of any request for information in connection with a possible Transaction Proposal, including the material terms and conditions of such Transaction Proposal, inquiry or request and the identity of the Person making such Transaction Proposal, inquiry or request, and will keep the Buyer reasonably and promptly informed of the status and material details of any such Transaction Proposal, inquiry or request and the substance of any discussions and/or material changes relating thereto.

(e) Nothing contained in this Section 7.10 will prohibit the Company from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or (ii) from making any other disclosure to the Company Stockholders if, in the good faith judgment of the Company Board, failure to make such disclosure would breach its obligations under applicable Law; provided that a Change in Recommendation can only be made in accordance with Section 7.10(c)

SECTION 7.11 Employee Matters.

(a) Until the twelve (12)-month anniversary of the Effective Time (the “Benefits Continuation Period”), the Buyer shall provide, or shall cause the Surviving Corporation or any of their respective Subsidiaries to provide, for those employees of the Company and its Subsidiaries and Joint Ventures who are employed under Greek law and who immediately following the Effective Time continue as employees of the Buyer, the Surviving Corporation or any of their respective Subsidiaries during the Benefits Continuation Period (the “Company Employees”), (i) at least the same base cash level of compensation as that currently provided to such employees and (ii) employee benefits as required by Greek law.

(b) From and after the Effective Time, Buyer shall, and shall cause the Surviving Corporation to, assume and honor in accordance with their terms all Company Benefit Plans that are employment, severance and termination plans and agreements (including change in control provisions) with employees of the Company and its Subsidiaries and Joint Ventures.

(c) Nothing in this Agreement, express or implied, shall: (A) confer upon any employee of the Company or any of its Subsidiaries or any Joint Venture, or any Representative of any such employee, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever; (B) be interpreted to prevent or restrict the Buyer or its Affiliates from modifying or terminating the employment or terms of employment of any Company Employee, including the amendment or termination of any employee benefit or compensation plan, program or arrangement (including any Company Benefit Plan), after the Effective Time; or (C) constitute an amendment to any Company Benefit Plan or any other plan or arrangement covering Company Employees.

SECTION 7.12 Indemnification Following the Effective Time.

(a) Without limiting any additional rights that any Person may have under any employment agreement or Company Benefit Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Buyer shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present (as of the Effective Time) and former director and officer of the Company and its Subsidiaries and Joint Ventures (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any Action arising out of or pertaining to the fact that the Indemnified Party is or was a director, officer, fiduciary or agent of the Company or any of its Subsidiaries or Joint Ventures (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit, proceeding or investigation, (x) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any Action from the Buyer or the Surviving Corporation within five Business Days of receipt by the Company of a request therefor (provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by MIBCA, to repay such advances if it is ultimately determined that such person is not entitled to indemnification), (y) neither the Buyer nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened Action (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all Liability arising out of such Action or such Indemnified Party otherwise consents, and (z) the Surviving Corporation shall cooperate in the defense of any such matter.

(b) The articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company’s current articles of incorporation and bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c) The Surviving Corporation shall, and the Buyer shall cause the Surviving Corporation to cause to be maintained for a period of six (6) years after the Effective Time a policy (or a “tail” policy) of directors’ and officers’ liability insurance and fiduciary liability insurance of at least the same coverage and amounts containing terms and conditions that are, in the aggregate, no less advantageous to the insureds than the terms currently provided to directors and officers of the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that the Buyer or the Surviving Corporation shall not be required to pay an annual premium for such insurance coverage that exceeds 300% of the current annual premium for such coverage paid by the Company, which premium is set forth in Section 7.12 of the Company Disclosure Schedule.

(d) In the event that, following the Closing, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, reasonable provision will be made so that the successors and assigns of the Surviving Corporation will assume the obligations of the Company, including those set forth in this Section 7.12.

(e) The provisions of this Section 7.12 (i) are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The Buyer shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.12.

(f) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 7.12 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

SECTION 7.13 Takeover Laws. If any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover Laws of any Governmental Entity is or may become applicable to the Merger, the parties shall use their respective commercially reasonable efforts to (a) take such actions as are reasonably necessary so that the transactions contemplated hereunder may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise take all such actions as are reasonably necessary to eliminate or minimize the effects of any such Law on the Merger.

SECTION 7.14 Financing.

(a) The Buyer shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Financing Commitments (provided, that Buyer and Merger Sub may, after consultation with the Company, replace or amend the Debt Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitments as of the date hereof, or otherwise so long as the terms thereof are not less beneficial to the Buyer, Merger Sub and the Company, including with respect to conditionality, than those in the Debt Financing Commitments as in effect on the date hereof), including using its commercially reasonable efforts to (a) maintain in effect the Debt Financing Commitments, (b) satisfy on a timely basis, to the extent within its control, all conditions applicable to the Buyer and Merger Sub to obtaining the Debt Financing set forth therein, (c) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Financing Commitments and (d) consummate the Debt Financing at or prior to the Closing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments, the Buyer shall promptly notify the Company and shall use its commercially reasonable efforts to arrange to obtain alternative financing from alternative sources on financial terms no less favorable to the Buyer than the Debt Financing Commitments and upon other terms and conditions no less favorable than in the Debt Financing Commitments in an aggregate amount sufficient to consummate the transactions contemplated hereby promptly following the occurrence of such event. The Buyer shall deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Buyer and Merger Sub with any portion of the Debt Financing.

(b) The Company shall cooperate, shall cause its Subsidiaries to cooperate and shall use commercially reasonable efforts to cause its Joint Ventures to cooperate in connection with the arrangement of the Debt Financing as may be reasonably requested in writing by the Buyer including by (i) participating in meetings (including lender meetings), presentations, road shows, due diligence and drafting sessions and sessions with rating agencies; (ii) assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Debt Financing; (iii) furnishing the Buyer and its financing sources financial and other pertinent information regarding the Company and its Subsidiaries and the Joint Ventures as may be reasonably requested by the Buyer to consummate the Debt Financing; (iv) requesting of the appropriate Person, and using commercially reasonable efforts to obtain, such consents and legal opinions, as reasonably requested by the Buyer; (v) taking all actions, subject to or concurrently with the occurrence of the Merger, reasonably requested by the Buyer to permit consummation of the Debt Financing as contemplated by the Debt Financing Commitments (or the debt commitment letter related to any alternative financing); and (vi) otherwise reasonably cooperating in the Buyer’s efforts to obtain the Debt Financing (including, without limitation, requesting of the appropriate Persons, and using commercially reasonable efforts to obtain, customary officer’s certificates and other documents and instruments as may reasonably be requested by the Buyer, facilitating the pledge of, and granting of security interests in, the stock and assets, including the Vessels, of the Company and its Subsidiaries and its Joint Ventures, establishing bank accounts, blocked account agreements and lock box arrangements and executing and delivering deeds and other conveyance instruments to one or more designees of Buyer); provided that notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries or Joint Ventures shall (1) be required to pay any commitment or other similar fee, (2) have any Liability under any loan agreement or any related document or any other agreement or document related to the Debt Financing, unless and until the Closing, or (3) be required to take any action that will (x) conflict with or violate the Company’s organizational documents or any Laws or (y) result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or a default under, in any material respect any Material Contract. The Buyer shall, promptly upon written request by the Company, reimburse the Company for all reasonable out-of-pocket costs to the extent such costs are incurred by the Company or its Subsidiaries or Joint Ventures in connection with it complying with its obligations under this Section 7.14(b) or otherwise in connection with the Debt Financing, the Buyer shall indemnify and hold harmless the Company and its Subsidiaries and Joint Ventures and its and their respective Affiliates from and against any and all liabilities or losses suffered or incurred by them to the extent such liabilities or losses arose out of the arrangement of the Financing and any information utilized in connection therewith (other than information provided by Company or its Subsidiaries and Joint Ventures).

SECTION 7.15 Section 16 Matters. Prior to the Effective Time, the Company will take all such steps as may be required to cause the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act including any dispositions of shares of Common Stock (including derivative securities with respect to shares of Common Stock) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

SECTION 7.16 Taking of Necessary Action; Further Action. Unless the Company Board has effected a Change in Recommendation, subject to the terms and conditions of this Agreement, each of the Company, the Buyer, Merger Sub and the Surviving Corporation will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as practicable. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all the assets, properties, rights, privileges, powers, immunities and franchises of the Company and Merger Sub, the directors and officers of the Company and Merger Sub immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take all such lawful and necessary action.

SECTION 7.17 Fairness Opinion. The Company will use commercially reasonably efforts to deliver a copy of the Fairness Opinion to the Buyer within five Business Days of the date hereof, but in no event later than one Business Day after receipt of the Fairness Opinion.

SECTION 7.18 Letter of Credit.

(a) Within seven Business Days after the date of this Agreement, the Buyer will provide the Company with a letter of credit, in substantially the form of Exhibit D, in the amount of $108 million as security for its obligation, if any, to pay the Buyer Breach Fee and/or the Financing Termination Fee, in each case in accordance with Article IX. The Company will return such letter of credit to the Buyer at the earlier of (i) the Effective Time and (ii) upon a termination of this Agreement in accordance with Article IX in a situation where none of the Buyer Breach Fee and/or the Financing Termination Fee are payable by the Buyer, in each case in accordance with Article IX.

(b) Within seven Business Days after the date of this Agreement, the Company will provide the Buyer with a letter of credit, in substantially the form of Exhibit E, in the amount of $108 million as security for its obligation, if any, to pay the amounts owing pursuant to Section 9.2. The Buyer will return such letter of credit to the Company at the earlier of (i) the Effective Time and (ii) upon a termination of this Agreement in accordance with Article IX in a situation where no amounts are payable by the Company in accordance with Article IX.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

SECTION 8.1 Conditions to Obligations of the Buyer and Merger Sub. The obligation of the Buyer and Merger Sub to effect the Merger is subject to the satisfaction or waiver by the Buyer of the following conditions:

(a) (i) The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties contained in the third sentence of Section 4.2(a), Section 4.3(a), Section 4.3(b) and the second sentence of Section 4.3(c)) will be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (ii) the representations and warranties of the Company set forth in the third sentence of Section 4.2(a), Section 4.3(a), Section 4.3(b) and the second sentence of Section 4.3(c) will be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except for deviations that in the aggregate for all such representation and warranties do not result in an aggregate cost or loss to the Buyer of more than $5,000,000; and (iii) the Buyer will have received a certificate signed on behalf of the Company by a duly authorized officer of the Company to such effect.

(b) The Company will have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date. The Buyer will have received a certificate signed on behalf of the Company by a duly authorized officer of the Company to such effect.

(c) The Company shall have obtained the Stockholder Approval.

(d) All applicable waiting periods (and any extensions thereof) under the HSR Act and any Other Antitrust Laws will have expired or otherwise been terminated, and the parties hereto will have received all other authorizations, consents and approvals of all Governmental Entities (including under any Other Antitrust Laws) in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby (including the Merger).

(e) No provision of any applicable Law making illegal or otherwise prohibiting the consummation of the Merger shall be in effect and no temporary, preliminary or permanent restraining Order preventing the consummation of the Merger will be in effect; provided, that prior to invoking this condition the Buyer and Merger Sub will have used all commercially reasonable efforts to have any such Order vacated.

(f) The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or, to the Knowledge of the Company or the Knowledge of the Buyer, threatened by the SEC.

(g) The Buyer shall have received the Debt Financing upon the terms and conditions of the Debt Financing Commitments or any alternative financing in accordance with Section 7.14.

(h) The shares of the Buyer Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

SECTION 8.2 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver by the Company of the following conditions:

(a) (i) The representations and warranties of the Buyer and Merger Sub set forth in this Agreement (other than the representations and warranties contained in Section 5.3(a), Section 5.3(b), the second sentence of Section 5.3(d) and Section 5.3(g)) will be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (ii) the representations and warranties of the Buyer and Merger Sub set forth in Section 5.3(a), Section 5.3(b), the second sentence of Section 5.3(d) and Section 5.3(g) will be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except to the extent such representations and warranties speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except for deviations of less than $5,000,000 in the aggregate; and (iii) the Company will have received a certificate signed on behalf of the Buyer by a duly authorized officer of the Buyer to such effect.

(b) The Buyer and Merger Sub will have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing Date. The Company will have received a certificate signed on behalf of the Buyer and Merger Sub by a duly authorized officer of the Buyer to such effect.

(c) The Company shall have obtained the Stockholder Approval.

(d) All applicable waiting periods (and any extensions thereof) under the HSR Act and any Other Antitrust Laws will have expired or otherwise been terminated, and the parties hereto will have received all other authorizations, consents and approvals of all Governmental Entities (including under any Other Antitrust Laws) in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby (including the Merger).

(e) No provision of any applicable Law making illegal or otherwise prohibiting the consummation of the Merger shall be in effect and no temporary, preliminary or permanent restraining Order preventing the consummation of the Merger will be in effect; provided, that prior to invoking this condition the Company will have used all commercially reasonable efforts to have any such Order vacated.

(f) The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or, to the Knowledge of the Company or the Knowledge of the Buyer, threatened by the SEC.

(g) The shares of the Buyer Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(h) The Amended Articles shall have been duly adopted by the Buyer and shall be in full force and effect.

SECTION 8.3 Frustration of Closing Conditions. None of the Company, Buyer or Merger Sub may rely on the failure of any condition set forth in Section 8.1 or 8.2, as the case may be, to be satisfied if such failure was caused by such party’s failure to perform any of its obligations under this Agreement, to act in good faith or to use its commercially reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE IX

TERMINATION; AMENDMENT; WAIVER

SECTION 9.1 Termination of Agreement. This Agreement may be terminated (notwithstanding the receipt of the Stockholder Approval) as follows (the date of such termination, the “Termination Date”):

(a) by mutual written consent of the Buyer and the Company at any time prior to the Effective Time;

(b) by either the Buyer or the Company, if any Governmental Entity will have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action will have become final and nonappealable;

(c) by either the Buyer or the Company, if the Merger does not occur on or before October 31, 2008; provided that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party whose actions in breach of this Agreement or failure to take action in breach of this Agreement has been the principal cause of or resulted in any of the conditions set forth in Article VIII having failed to be satisfied prior to such date;

(d) by either the Buyer or the Company, if the Stockholder Approval will not have been obtained by reason of the failure to obtain the required vote at the Special Meeting or at any adjournment or postponement thereof at which a quorum is present and the vote to adopt this Agreement and approve the Merger is taken;

(e) by the Buyer, (i) if the Company Board will have effected a Change in Recommendation or (ii) if, in the event any Person has publicly or privately made, or publicly announced or privately informed the Company Board of its intention to make, a Transaction Proposal, and the Company Board takes a neutral position or no position on, or, within ten Business Days after receipt thereof fails to publicly state its opposition to, any Transaction Proposal or fails to reconfirm the recommendation of the Merger, in any of the above instances if so requested by the Buyer in writing, within ten Business Days following such request;

(f) by the Buyer, (i) if the Company has breached its representations and warranties or any covenant or other agreement to be performed by it in a manner such that the Closing conditions set forth in Section 8.1(a) or 8.1(b) would not be satisfied or (ii) if all of the conditions set forth in Section 8.2 have been satisfied (or could be satisfied at Closing with the execution of only ministerial tasks) and the Company breaches its obligations to consummate the transactions contemplated hereby;

(g) by the Company, (i) if the Buyer and/or Merger Sub has breached their respective representations and warranties or any covenant or other agreement to be performed by it in a manner such that the Closing conditions set forth in Section 8.2(a) or 8.2(b) would not be satisfied, or (ii) if all of the conditions set forth in Section 8.1 have been satisfied (or could be satisfied at Closing with the execution of only ministerial tasks) and the Buyer or Merger Sub breaches its obligations under Section 2.2 or Article III hereof.

SECTION 9.2 Certain Fees and Expenses.

(a) Termination Expenses and Termination Fee.

(i) If this Agreement is terminated pursuant to Section 9.1(d), then the Company will pay the Buyer an amount equal to the Buyer Termination Expenses and if prior to such termination any Person shall have publicly or privately made, or publicly or privately announced an intention to make, a Transaction Proposal, and within twelve months after the Termination Date, the Company or any of its Affiliates enters into an Acquisition Agreement with respect to a Transaction Proposal or Superior Proposal, then, upon consummation of the

Transaction Proposal or Superior Proposal contemplated by such Acquisition Agreement, the Company will also pay the Buyer an amount equal to the Termination Fee minus the amount of any Buyer Termination Expenses previously paid to the Buyer.

(ii) If this Agreement is terminated pursuant to Section 9.1(e), then the Company will pay the Buyer an amount equal to the Termination Fee.

(iii) If this Agreement is terminated pursuant to Section 9.1(f), then the Company will pay the Buyer an amount equal to the Company Breach Fee.

(iv) If this Agreement is terminated pursuant to Section 9.1(g) then the Buyer will pay the Company an amount equal to the Buyer Breach Fee.

(v) If this Agreement is terminated pursuant to Section 9.1(c) and, if at the time of such termination all of the conditions in Article VIII (other than the condition in Section 8.1(g)) have been satisfied, then the Buyer will pay the Company an amount equal to the Financing Termination Fee.

For the purpose of this Section 9.2(a), all references in the term Transaction Proposal to “20% or more” will be deemed to be references to “more than 75%”.

(b) The Termination Fee, the Company Break Fee and the Buyer Termination Expenses, as applicable, will be paid to the Buyer by the Company in immediately available funds within five Business Days after the date of the event giving rise to the obligation to make such payment. The Buyer Breach Fee and the Financing Termination Fee will be paid to the Company by the Buyer in immediately available funds within five Business Days after the date of the event giving rise to the obligation to make such payment.

(c) As used in this Agreement: (i) “Buyer Termination Expenses“ means an amount, not to exceed $15,000,000, equal to the reasonable documented out-of-pocket Expenses of the Buyer and Merger Sub incurred in connection with this Agreement and the transactions contemplated hereby; (ii) “Termination Fee” means an amount equal to $62,000,000; (iii) “Company Breach Fee” means an amount equal to $93,000,000; (iv) “Financing Termination Fee “ means an amount equal to $62,000,000; and (v) “Buyer Breach Fee” means an amount equal to $93,000,000.

SECTION 9.3 Effect of Termination; Specific Performance.

(a) In the event of termination of this Agreement by either the Company or the Buyer as provided in Section 9.1, this Agreement will forthwith become void and have no effect, without any Liability (other than as set forth in Section 9.2) on the part of the Buyer, Merger Sub or the Company (or any Representative of any such party); provided, that the provisions of Sections 7.9(c), 9.2 and 9.3 and Article X will survive any termination hereof. Nothing herein shall relieve the parties of any Liability for any breaches of representations, warranties, covenants or agreements set forth in this Agreement that occur prior to the termination of this Agreement; provided, however, that (i) the payment by the Company of a Termination Fee or a Company Breach Fee, in accordance with Section 9.2(a), will (together with any Buyer Termination Expenses previously paid to the Buyer in accordance with Section

9.2(a)) be considered liquidated damages for any breach by the Company of this Agreement and in the event of such payment the Company will not have any other Liability for any breach by it of any of the representations, warranties, covenants or agreements set forth in this Agreement (other than Liability for fraud) and (ii) the payment by the Buyer of a Buyer Breach Fee or a Financing Termination Fee, in each case in accordance with Section 9.2(a), will be considered liquidated damages for any breach by the Buyer or Merger Sub of this Agreement and in the event of such payment neither the Buyer nor Merger Sub will have any other Liability for any breach by it of any of the representations, warranties, covenants or agreements set forth in this Agreement (other than Liability for fraud).

(b) The parties hereto agree (i) in the case of the Buyer, irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that accordingly, the Buyer shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement and (ii) in the case of the Company, irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that accordingly, the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. For the avoidance of doubt, (x) whether or not the Company is entitled to injunctions or specific performance pursuant to the provisions of the preceding sentence or otherwise, in no event shall the Buyer be subject to (nor shall the Company or its Affiliates seek to recover) monetary damages other than the Buyer Breach Fee or the Financing Termination Fee, as applicable, for all Liability arising from or in connection with breaches by the Buyer of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that the Company may have and (y) whether or not the Buyer is entitled to injunctions or specific performance pursuant to the provisions of the preceding sentence or otherwise, in no event shall the Company be subject to (nor shall the Buyer or its Affiliates seek to recover) monetary damages other than the Termination Fee (and, if applicable, the Buyer Termination Expenses) or the Company Breach Fee, as applicable, for all Liability arising from or in connection with breaches by the Company of its representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that the Buyer may have. For the further avoidance of doubt, nothing in this Agreement shall (i) preclude any party from seeking a Buyer Breach Fee, a Financing Termination Fee, a Company Breach Fee, a Termination Fee or Buyer Termination Expenses, as applicable to such party, as permitted herein while also seeking injunctions or specific performance pursuant to the first sentence of this Section 9.3(b) or (ii) act to preclude any party from recovering any such fee as a result of such party electing to pursue such alternative remedies or any court’s determination not to award any such equitable relief. In no event shall (x) the Company or any of its Affiliates seek to recover monetary damages from any of the Buyer’s Affiliates, stockholders, partners, members, directors, officers or agents or (y) the Buyer, Merger Sub or their respective Affiliates seek to recover monetary damages from any of the Company’s Affiliates, stockholders, partners, members, directors, officers or agents.

SECTION 9.4 Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized, in the case of the Buyer, by its board of directors, in the case of Merger Sub, by its board of directors, and in the case of the Company, by the Company Board, at any time before or after the receipt of the Stockholder Approval, but, after receipt of such approval, no amendment will be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by the Company Stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the Buyer, Merger Sub and the Company.

SECTION 9.5 Waiver. At any time prior to the Effective Time, whether before or after the Special Meeting, the Buyer (on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Company or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of the Company or with any conditions to its own obligations. Any agreement on the part of the Buyer (on behalf of itself and Merger Sub) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Buyer by its duly authorized officer. At any time prior to the Effective Time, whether before or after the Special Meeting, the Company may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Buyer or Merger Sub or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of the Buyer or Merger Sub, or with any conditions to its own obligations. Any agreement on the part of the Company to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Company by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

ARTICLE X

MISCELLANEOUS

SECTION 10.1 Press Releases and Public Announcement. None of the Buyer, Merger Sub or the Company will issue any press release or make any public announcement relating to this Agreement, the Merger or the other transactions contemplated by this Agreement without the prior written approval of, in the case of the Buyer and Merger Sub, the Company, and in the case of the Company, the Buyer, such approval not to be unreasonably withheld, conditioned or delayed; provided, that each party may issue any such press release or make such public announcement it believes in good faith is required to be made by applicable Law or any applicable rule or regulation promulgated by any applicable national securities exchange after consultation with legal counsel, in which case the disclosing party will advise and consult with the other parties regarding any such press release or other announcement prior to making any such disclosure.

SECTION 10.2 No Third-Party Beneficiaries. This Agreement will not confer any rights, benefits, remedies, obligations or Liabilities upon any Person other than the parties hereto and their respective successors and permitted assigns, other than (a) Section 7.12, which will be for the benefit of the Persons set forth therein, and any such Person will have the rights provided for therein, (b) Section 7.7 and Section 7.8, which will be for the benefit of the Designation Committee and the Designation Committee (and each member thereof) will have the rights provided for therein and (c) after the Effective Time, the rights of the holders of the Common Stock to receive the Merger Consideration in accordance with the terms and conditions of Article III of this Agreement.

SECTION 10.3 Entire Agreement. This Agreement (including the Exhibits and the Schedule hereto), together with the Buyer Confidentiality Agreement, constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they are related in any way to the subject matter hereof.

SECTION 10.4 Succession and Assignment. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder, in whole or in part (by operation of law or otherwise), without the prior written approval of, in the case of assignment by the Buyer or Merger Sub, the Company, and, in the case of assignment by the Company, the Buyer; provided, however, that Merger Sub may assign, in its sole discretion, all of its rights, interests and obligations under this Agreement to any direct and wholly-owned Subsidiary of the Buyer without the approval of the Company, but no such assignment shall relieve Merger Sub or Buyer of any of their respective obligations hereunder.

SECTION 10.5 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 10.6 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission or mailed (by registered or certified mail, postage prepaid, return receipt requested) or delivered by reputable overnight courier, fee prepaid, to the parties hereto at the following addresses or facsimile numbers:

If to the Company, to:

Quintana Maritime Limited 601 Jefferson Street, Suite 3600 Houston, TX 77002
Facsimile:	(713) 751-7532
Attention:	Steve Putman

with copies to:

Morgan, Lewis & Bockius LLP
101 Park Avenue New York, New York 10178
Facsimile:	(212) 309-6001
Attention:	Robert G. Robison R. Alec Dawson Jonathan D. Morris

If to the Buyer or Merger Sub, to:

Excel Maritime Carriers Ltd.
17th km National Road Athens – Lamia & Finikos Street 145 64 Nea Kifisia Athens, Greece
Facsimile:	+30 210 6209528
Attention:	Gabriel Panayotides

with copies to:

White & Case LLP 1155 Avenue of the Americas New York, NY 10036
Facsimile:	(212) 354-8113
Attention:	John M. Reiss, Esq. Oliver C. Brahmst, Esq.

Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner set forth herein.

SECTION 10.7 Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except to the extent that the law of the Marshall Islands is mandatorily applicable to the Merger.

SECTION 10.8 Consent to Jurisdiction and Service of Process. EACH OF THE PARTIES HERETO CONSENTS TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE STATE OF DELAWARE AND ANY APPELLATE COURT THEREOF AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (OTHER THAN ACTIONS RELATING TO THE FIDUCIARY DUTIES OF DIRECTORS OF THE COMPANY OR THE BUYER WHICH ACTIONS SHALL BE LITIGATED IN THE JURISDICTION IN WHICH SUCH CORPORATION IS DOMICILED) MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE

BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (OTHER THAN FIDUCIARY DUTIES). EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

SECTION 10.9 Waiver of Jury Trial. Each of the parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Merger. Each of the parties (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties have been induced to enter into this Agreement and the Merger, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.9.

SECTION 10.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.11 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

SECTION 10.12 Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses. As used in this Agreement, “Expenses” means the out-of-pocket fees and expenses of the financial advisor, lenders, counsel and accountants incurred in connection with this Agreement and the transactions contemplated hereby.

SECTION 10.13 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, will survive the Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time (including those set forth in Sections 7.7, 7.8 and 7.12) and this Article X.

SECTION 10.14 Incorporation of Exhibits and Schedules. The Exhibits and Schedules (including the Company Disclosure Schedule and the Buyer Disclosure Schedule) identified in this Agreement are incorporated herein by reference and made a part hereof.

SECTION 10.15 Limited Recourse. Notwithstanding anything in this Agreement to the contrary, the obligations and Liabilities of the parties hereunder will be without recourse to any stockholder of such party or any of such stockholder’s Affiliates (other than such party), or any of their respective Representatives or agents (in each case, in their capacity as such).

SECTION 10.16 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile will be effective as delivery of a manually executed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

EXCEL MARITIME CARRIERS LTD.

By:	/s/ Gabriel Panayotides
Name:	Gabriel Panayotides
Title:	Chairman of the Board

BIRD ACQUISITION CORP.

By:	/s/ Gabriel Panayotides
Name:	Gabriel Panayotides
Title:	President

QUINTANA MARITIME LIMITED

By:	/s/ Corbin J. Robertson, Jr.
Name:	Corbin J. Robertson, Jr.
Title:	Chairman of the Board

Exhibit 2

JOINT PRESS RELEASE

EXCEL MARITIME CARRIERS LTD TO ACQUIRE

QUINTANA MARITIME LIMITED

ATHENS, GREECE – January 29, 2008 – Excel Maritime Carriers Ltd (Excel) (NYSE: EXM) and Quintana Maritime Limited (Quintana) (NASDAQ: QMAR) jointly announced today that Excel has agreed to acquire Quintana pursuant to a definitive merger agreement whereby Quintana would become a wholly owned subsidiary of Excel. Excel will pay $13.00 per share in cash per share of Quintana common stock and 0.4084 shares of Excel Class A common stock per share of Quintana common stock. In the event the average closing price of Excel’s Class A common stock during the 15 trading day period ending before the effective date of the merger exceeds $45 per share, this exchange ratio will be adjusted so that the total value delivery per Quintana share including cash is $31.38, unadjusted for dividend payments. Based on Excel’s closing price of $33.00 as of January 28, 2008, and unadjusted for dividend payments, the offer represents a total value of $26.48 per share, representing a 57% premium to Quintana’s January 28th closing price of $16.89 and a 34% premium to Quintana’s 30-day average price. In all cases, the value of the Excel Class A common stock to be delivered per Quintana share shall be reduced by the amount of any dividends paid by Quintana in 2008 up to the closing of the merger. The merger agreement was approved by the boards of directors of each company.

Stamatis Molaris, Chief Executive Officer and President of Quintana commented, “This is a highly attractive offer for Quintana. By capturing significant value in cash and retaining equity upside via stock in the combined company, we believe that we are delivering the ideal value combination to our shareholders.”

TRANSFORMATIONAL TRANSACTION

The combined company will operate the fleet of 47 vessels with a total carrying capacity of 3.7 million DWT. The size of the fleet is expected to increase to 55 vessels with a total carrying capacity of 5.2 million DWT after the addition of 8 Capesize vessels which are expected to be delivered by the end of 2010.

This is a transformational transaction for Excel as it is elevated to a world class dry bulk shipping company with one of the largest and youngest fleets in the industry. It also transforms its client base with a list of blue chip customers including EDF Trading, BHP Billiton, Bunge, Cargill, and Oldendorff. Excel will operate one of the largest dry bulk fleets by DWT of any U.S. listed company, a combined 55 vessels, with almost 5.2 million DWT cargo carrying capacity and with an average age of 8.1 years.

Gabriel Panayotides, the Chairman of the Board of Directors of Excel, said “We are pleased to announce a combination with Quintana today. We are creating one of the world’s premier dry bulk shipping companies. This transaction is an important step towards achieving that goal. Quintana offers an extremely attractive and young fleet, strong relationships with its customers, and skilled and knowledgeable management. Excel’s goal is to fully integrate Quintana’s fleet, systems and management capability into our organization, providing our customers with a large and diverse fleet to serve all their needs efficiently. We welcome Stamatis to the role of Chief Executive Officer and to our Board of Directors as well as Hans Mende, Corbin Robertson III and Paul Cornell to our Board of Directors. We look forward to working with them in order to build value for our existing and new shareholders.”

Stamatis Molaris additionally commented: “I am excited to have the opportunity to lead this new company and participate in the further consolidation of our industry. The new company will provide our customers with enhanced service and our shareholders with greater productivity and profitability. The combined Company will have sufficient scale and be one of the world’s largest dry bulk companies by number of operated ships and DWT. I am anticipating that shareholders will realize considerable synergy benefits due to economies of scale and sophisticated management practices on operational and technical aspects of the combined fleet. We anticipate annual savings of between $15 million and $20 million.”

TERMS OF TRANSACTION

Under the agreement, Quintana shareholders will receive a combination of cash and stock. Each Quintana share will receive $13.00 in cash and 0.4084 shares of Class A common stock in Excel. If Excel’s average closing price during the 15 trading day period ending before the effective date of the merger is above $45.00 per share, the number of Excel shares will be adjusted so that the total value delivery per Quintana share including cash is $31.38. In all cases, the value of the Excel Class A common stock to be delivered per Quintana share shall be reduced by the amount of any dividends paid by Quintana in 2008 up to the closing of the merger. The total transaction value will be approximately $2.45 billion (based on Excel’s closing price of $33.00), including assumed net debt and other costs. In addition, Quintana will nominate three directors, Hans Mende, Corbin Robertson III, and Paul Cornell, who will serve on Excel’s Board of Directors.

The transaction is subject to customary closing conditions, including the receipt of financing, approval of Quintana’s stockholders and receipt of regulatory approvals.

Excel has received a financing commitment for $1.4 billion from a syndicate of international banks led by Nordea Bank Finland PLC, London Branch. Excel and Quintana currently expect the transaction to close in the second quarter of 2008.

Citi acted as financial advisor to Quintana. Legal advisors to Quintana were Morgan, Lewis & Bockius LLP.

Deutsche Bank Securities Inc. acted as financial advisor to Excel. Legal advisors to Excel were White & Case LLP and Gr. J. Timagenis Law Office.

The bank financing is arranged by a consortium of Credit Suisse, DVB Bank AG, Deutsche Bank AG Filale Deutschlandgeschaft, General Electric Capital Corporation, National Bank of Greece and Nordea Bank Finland PLC, London Branch. Nordea will act as agent for this transaction and together with Deutsche Bank will serve as joint bookerunners.

CONFERENCE CALL DETAILS

On Tuesday, January 29, 2008, at 9:00 a.m. EST, the management of Excel Maritime Carriers and Quintana Maritime Limited will host a joint conference call to discuss the transaction.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK) or +44 (0)1452-542-301 (all other callers). Please quote “Excel Maritime and Quintana Maritime”.

In case of any problem with the above numbers, please dial 1-866-223-0615 (from the US), 0800-694-1503 (from the UK) or +44 (0) 1452-586-513 (all other callers). Quote “Excel Maritime and Quintana Maritime”.

A telephonic replay of the conference call will be available until February 5, 2008 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK) or +44 1452-550-000 (all other callers). Access Code: 1838801#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the Excel Maritime Carriers and Quintana Maritime websites (www.excelmaritime.com and www.quintanamaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT EXCEL MARITIME CARRIERS LTD.

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel’s current fleet consists of 18 vessels (10 Panamax, 6 Handymax and 2 Supramax vessels) with a total carrying capacity of 1,074,022 DWT. Excel was incorporated in 1988 and its common stock was listed on the American Stock Exchange (AMEX) from 1998 until September 15, 2005, when Excel switched to the New York Stock Exchange (NYSE) where it trades under the symbol EXM. For more information about Excel, please go to our corporate website www.excelmaritime.com.

ABOUT QUINTANA MARITIME LIMITED

Quintana, based in Greece, is an international provider of dry bulk cargo marine transportation services. Quintana currently owns a fleet of 22 vessels and, together with 7 Panamax vessels under bareboat charters, operates 29 vessels (14 Kamsarmax, 11 Panamax and 4 Capesize vessels) with a total carrying capacity of 2,644,043 DWT tons. The DWT weighted average age of vessels Quintana owns is 3.2 years. In addition, Quintana has ordered 8 Capesize newbuilding vessels, one of which will be wholly owned and the remaining seven of which will be partially owned through joint ventures. Once all acquisitions and newbuilding orders are completed and assuming no vessel disposals, Quintana will operate a fleet of 37 dry bulk vessels (14 Kamsarmax, 11 Panamax and 12 Capesize vessels) with a total capacity of 4,086,043 DWT. For more information about Quintana, please go to our corporate website www.quintanamaritime.com.

FORWARD LOOKING STATEMENTS AND ADDITIONAL INFORMATION

This joint press release issued by Excel Maritime Carriers Ltd (“Excel”) and Quintana Maritime Limited (“Quintana”) on January 29, 2008, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to Excel’s planned acquisition of Quintana and the expected terms and timing of the transaction. Words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions are intended to identify forward looking statements. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties, many of which are difficult to predict and generally beyond the control of Excel and Quintana. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Quintana shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability of Excel to obtain financing and the ability to integrate Quintana’s businesses into those of Excel in a timely and cost-efficient manner. Additional factors that could cause Excel’s and Quintana’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 20-F of Excel and the 2006 Annual Report on Form 10-K of Quintana filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s website.

This communication is being made in respect of the proposed merger transaction involving Excel and Quintana. In connection with the proposed transaction, Excel will file with the Securities and Exchange Commission a registration statement on Form F-4 containing a proxy statement/prospectus. The proposed merger transaction involving Excel and Quintana will be submitted to Quintana’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Excel and Quintana without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to Excel or to Quintana per the investor relations contact information below.

Excel, Quintana and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Excel’s directors and executive officers is available in Excel’s notice of annual meeting and proxy statement for its most recent annual meeting and Excel’s Annual Report on Form 20-F for the year ended December 31, 2006, which were filed with the Securities and Exchange Commission on September 14, 2007 and June 26, 2007, respectively, and information regarding Quintana’s directors and executive officers is available in Quintana’s proxy statement for its most recent annual meeting of shareholders. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Excel contact information:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia &

Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

http://www.excelmaritime.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel: (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Quintana contact information:

Paul J. Cornell

Chief Financial Officer

Quintana Maritime Limited

Tel. (713) 751-7525

E-mail: pcornell@quintanamaritime.com

Investor Relations / Financial Media:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel. 212.661.7566

E-mail: rgrewal@capitallink.com

Exhibit 3

EXECUTION VERSION

VOTING AGREEMENT

VOTING AGREEMENT, dated as of January 29, 2008 (this “Agreement”), by and between Excel Maritime Carriers Ltd, a Liberian corporation (the “Buyer”), and Corbin Robertson, Jr. (the “Stockholder), a stockholder of Quintana Maritime Limited, a non-resident domestic corporation organized under the laws of the Republic of the Marshall Islands (the “Company”). Unless otherwise indicated, capitalized terms not defined herein have the meanings given to them in the Merger Agreement.

WITNESSETH:

WHEREAS, concurrently with the execution of this Agreement, the Buyer, Bird Acquisition Corp., a non-resident domestic corporation organized under the laws of the Republic of the Marshall Islands (“Merger Sub”) and the Company are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company and the Company will be the surviving corporation in the merger and will be a wholly owned subsidiary of the Buyer, all upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”);

WHEREAS, as of the date hereof, the Stockholder is a stockholder of the Company and, with respect to the Merger, has the power to vote or direct the voting of 5,120,616 shares of the common stock, $0.01 par value, of the Company beneficially owned (as defined under Rule 13d-3 of the Exchange Act) by the Stockholder, which represent all of the shares of common stock of the Company owned by the Stockholder (collectively, the “Shares” and, together with any additional securities of the Company described in Section 1.2, being referred to herein as the “Subject Shares”);

WHEREAS, prior to the date hereof, the board of directors of the Company (the “Company Board”) has approved this Agreement and the transactions contemplated hereby; and

WHEREAS, as a material inducement to enter into the Merger Agreement and to consummate the Merger, the Buyer desires the Stockholder to agree, and the Stockholder is willing to agree (i) subject to the terms of this Agreement, including, without limitation, Section 6 of this Agreement, to Vote (as defined in Section 1.1(b) below) or cause to be Voted the Subject Shares so as to facilitate the consummation of the Merger and (ii) to comply in all respects with all of the terms of this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties agree as follows:

1. Voting of Subject Shares.

Section 1.1 Voting Agreement. (a) At every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, the Stockholder shall Vote or cause to be Voted the Subject

Shares in favor of the authorization and approval of the Merger Agreement, the Merger and each of the other transactions contemplated thereby and any other action reasonably requested by the Buyer in furtherance thereof. Furthermore, the Stockholder shall not enter into any agreement, arrangement or understanding with any Person to Vote or give instructions inconsistent with this Section 1.1(a), and shall not take any other action that would, or would reasonably be expected to, in any manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

(b) In addition to the foregoing, at any meeting of the Company stockholders or at any adjournment or postponement thereof or in any other circumstances upon which their Vote, consent or other approval is sought, the Stockholder shall Vote (or cause to be Voted) all of the Subject Shares against (i) the approval of any Transaction Proposal or the authorization of any agreement relating to any Transaction Proposal or (ii) any amendment of the Company’s Certificate of Incorporation or Bylaws or any other action, agreement, proposal or transaction involving the Company or any of its Subsidiaries which amendment or other action, agreement, proposal or transaction would, or would reasonably be expected to, result in a breach of any covenant, representation or warranty or any other obligation or agreement of (x) the Company contained in the Merger Agreement that is reasonably likely to result in any of the conditions to the Buyer’s or the Merger Sub’s obligations under the Merger Agreement not to be fulfilled or (y) of the Stockholder contained in this Agreement or would, or would reasonably be expected to, in any material manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. The Stockholder further agrees not to knowingly commit or agree to take any action inconsistent with the foregoing. For purposes of this Agreement, “Vote” shall mean voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action or taking other action in favor of or against any action; “Voting” and “Voted” shall have correlative meanings. Any such Vote shall be cast or consent shall be given for purposes of this Section 1 in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording in accordance herewith the results of such Vote or consent.

Notwithstanding anything to the contrary herein, (1) in the event that the vote of the Subject Shares is required in order to effect an amendment to the Merger Agreement, the provisions of this Agreement, including this Section 1.1, will not apply with respect to the Stockholder’s vote of the Subject Shares and (2) nothing in this Agreement shall be deemed to require the Stockholder to exercise any options to acquire shares of the Company’s common stock or to make any other change in the form of the Stockholder’s ownership of the Shares.

Section 1.2 Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, recapitalization, reclassification, subdivision, combination or exchange of shares on, of or affecting the Subject Shares, or (b) that the Stockholder shall have become the beneficial owner of any additional shares of common stock or other securities of the Company, then all shares of common stock or other securities of the Company held by the Stockholder immediately following the effectiveness of the events described in clause (a) or the Stockholder becoming the beneficial owner of the shares or other securities as described in clause (b), shall in each case become Subject Shares hereunder.

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Section 1.3 The Stockholder Capacity. The parties acknowledge that (a) the Stockholder is entering into this Agreement only in his or her individual capacity as the beneficial owner of the Subject Shares, and (b) nothing in this Agreement shall limit or affect any actions taken by the Stockholder in his or her capacity as a director or officer of the Company or shall prevent the Stockholder from discharging his or her fiduciary duties as a director or officer of the Company.

Section 1.4 Waiver of Appraisal Rights. The Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, dissenters’ rights or similar rights that the Stockholder may have in connection with the Merger.

2. Transfer Restrictions and Obligations.

Section 2.1 Lock-Up. After the execution of this Agreement until the Expiration Date, the Stockholder will not:

(a)	sell, transfer, exchange, pledge, assign, hypothecate, encumber, tender or otherwise dispose of (collectively, a “Transfer”), or enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with the Company or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of, directly or indirectly, any of the Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares, any other capital stock of the Company or any interest in any of the foregoing with any Person, or join in any registration statement under the Securities Act with respect to any of the foregoing;

(b)	enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Subject Shares; or

(c)	create or permit to exist any liens, claims, options, charges or other encumbrances on or otherwise affecting any of the Subject Shares;

provided that nothing contained in this Agreement shall restrict any Stockholder from making Transfers to effect estate planning and gifts so long as the transferee in such Transfer shall execute an agreement (in a form reasonably satisfactory to the Buyer) to be bound by the terms of this Agreement.

Section 2.2 Other Obligations. After the execution of this Agreement until the Expiration Date, the Stockholder agrees, solely in his or her capacity as a stockholder of the Company, (a) not to, and to cause any investment banker, attorney or other advisor or representative of the Stockholder not to, directly or indirectly, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal or offer with respect to any Transaction Proposal, or negotiate, explore or otherwise engage in discussions with any Person with respect to any Transaction Proposal, or approve, endorse or recommend any Transaction Proposal, or enter into any agreement, arrangement or understanding with respect to any Transaction Proposal, and (b) not to take any action which would make any representation or warranty of the Stockholder herein untrue or

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incorrect in any material respect. The Stockholder shall notify the Buyer promptly (but in any event within two (2) Business Days) of any such inquiries, proposals or offers received by, or any such discussions or negotiations sought to be initiated or continued with, the Stockholder or any of his or her Representatives, indicating the name of such Person and providing to the Buyer a summary of the material terms of such proposal or offer for an Transaction Proposal.

3. Representations and Warranties of the Stockholder.

Section 3.1 Ownership of Subject Shares. As of the date hereof, the Stockholder represents and warrants that the Stockholder (a) is the beneficial owner of and has the sole right to Vote or direct the Voting of the Subject Shares owned by the Stockholder with respect to the authorization and approval of the Merger Agreement and the terms thereof, and (b) does not beneficially own any shares of capital stock of the Company other than such Subject Shares.

Section 3.2 No Conflict. The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not: (a) result in or constitute a violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien on any assets (any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a “Violation”) pursuant to any obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or by which the Stockholder or any of the Stockholder’s properties are bound or affected; or (b) result in or constitute a Violation of, or result in the creation of a Lien on or otherwise affecting any of the Subject Shares owned by the Stockholder pursuant to, any contract to which the Stockholder is a party or by which the Stockholder or any of the Stockholder’s properties are bound or affected. The execution and delivery of this Agreement by the Stockholder does not, and the performance of his or her obligations under this Agreement by the Stockholder will not, require any consent of any Person or any Governmental Entity.

Section 3.3 Enforceability. The Stockholder has all requisite power and capacity to execute and deliver this Agreement and to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Stockholder of this Agreement and the consummation by it of the transactions contemplated hereby have been, as applicable, duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize the executions and delivery by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement by the Buyer, constitutes the legal, valid and binding obligations of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 3.4 Consent and Waiver. No consents or waivers are required for the consummation of the Merger under the terms of (a) any agreements between the Stockholder (or any of his or her affiliates) and the Company (or any of its Subsidiaries) or (b) other rights that

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any Stockholder (or any of his or her affiliates) may have. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or expiry of any related waiting period is required by or with respect to any Stockholder in connection with (i) the execution and delivery of this Agreement by the Stockholder, (ii) the execution and delivery of the Merger Agreement by the Company or (iii) the consummation of the Merger and the other transactions contemplated hereby and thereby.

Section 3.5 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Stockholder, threatened against the Stockholder before or by any Governmental Entity that could reasonably be expected to impair the ability of the Stockholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.6 No Prior Agreements. The Stockholder represents and warrants that no agreement, arrangement or understanding by and between the Stockholder and the Buyer with respect to the subject matter contained herein existed prior to the approval of this Agreement by the Company Board.

4. Representations and Warranties of the Buyer. The Buyer has all requisite power and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery of this Agreement by the Stockholder, constitutes the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

5. Covenants of the Stockholder. The Stockholder hereby covenants and agrees to cooperate fully with the Buyer and to execute and deliver any additional documents reasonably necessary or desirable and to take such further actions, in the reasonable opinion of the Buyer, reasonably necessary or desirable to carry out the intent of this Agreement. The Stockholder further covenants and agrees that (a) prior to the termination of the Merger Agreement in accordance with its terms, the Stockholder will not exercise any of his or her rights or privileges, as applicable, pursuant to (i) the Registration Rights Agreement dated April 8, 2005, by and between the Company and Quintana Maritime Investors LLC (the “Initial Registration Agreement”), (ii) the Registration Rights Agreement dated May 11, 2006, by and among the Company, Dahlman Rose & Co., LLC and Fortis Securities LLC (the “Warrant Registration Agreement” and, together with the Initial Registration Agreement, the “Registration Agreements”), (iii) the Rights Plan, (iv) the Stock Plans or (v) the Warrant Agreements (except to exercise his or her Warrants in accordance with the terms thereof) and (b) upon execution of this Agreement by the Stockholder, the Stockholder will, as applicable, immediately (i) withdraw, in accordance with the terms and conditions of the Initial Registration Agreement, any demand or request for a Demand Registration (as defined therein) and (ii) request the withdrawal of any “Notice and Questionnaire” (as defined in the Warrant Registration Agreement), in each case submitted to the Company on or prior to the date of this Agreement.

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6. Termination. This Agreement shall terminate upon and shall have no further force or effect after the earliest to occur of (a) the Effective Time and (b) the date on which the Merger Agreement has been terminated in accordance with its terms (the “Expiration Date”). Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

7. Miscellaneous.

Section 7.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses.

Section 7.2 Amendments and Modification. This Agreement may not be amended, modified, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 7.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy upon confirmation of receipt; (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service; or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Buyer, to:

Excel Maritime Carriers Ltd.

17th km National Road Athens – Lamia & Finikos Stree

145 64 Nea Kifisia

Athens, Greece

Attn: Elefteris Papatrifon

Facsimile: +30 210 6209528

with a copy to:

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

Attn: John M. Reiss, Esq.

Oliver C. Brahmst, Esq.

Facsimile: (212) 354-8113

And

if to the Stockholder, to:

Quintana Maritime Limited

512 Hawthorne

Houston, TX 77006

Attn: Steve Putman

Facsimile: (713) 751-7532

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with a copy to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Attn: Robert G. Robinson

R. Alec Dawson

Jonathan D. Morris

Facsimile: (212) 309-6001

Section 7.4 Counterparts. This Agreement may be executed in one or more counterparts (whether delivered by facsimile or otherwise), each of which shall be considered one and the same agreement.

Section 7.5 Entire Agreement. This Agreement and the documents and the instruments referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof. The parties acknowledge and agree that there were no prior agreements, arrangements or understandings, either written or oral, among the parties with respect to the subject matter hereof.

Section 7.6 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

Section 7.8 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located within the State of Delaware and any appellate court thereof, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties (a) consents to submit itself to the personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any of the Transactions and (b) agrees that it will not attempt to deny or

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defeat such personal jurisdiction by motion or other request for leave from any such court. THE BUYER AND THE STOCKHOLDER EACH IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT THEY MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.9 Extension, Waiver. At any time prior to the Expiration Date, the parties to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 7.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Shares are transferred prior to the termination of the Merger Agreement in accordance with its terms.

Section 7.11 Legal Counsel. The Stockholder acknowledges that he or she has been advised to, and has had the opportunity to, consult with his or her attorney prior to entering into this Agreement. The Stockholder acknowledges that attorneys for the Company represent the Company and do not represent any of the stockholders of the Company in connection with the Merger Agreement, this Agreement or any of the transactions contemplated hereby or thereby.

Section 7.12 Agreement Negotiated. The form of this Agreement has been negotiated by or on behalf of the Buyer and the Stockholder, each of which was represented by attorneys who have carefully negotiated the provisions hereof. No law or rule relating to the construction or interpretation of contracts against the drafter of any particular clause should be applied with respect to this Agreement.

Section 7.13 Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

Section 7.14 Cooperation. If any notices, approvals or filings are required with any Governmental Entity in order to allow the parties hereto to effectively carry out the transactions contemplated by this Agreement, the Stockholder and the Buyer shall cooperate in making such notices or filings or in obtaining such approvals.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

EXCEL MARITIME CARRIERS LTD

By:	/s/ Gabriel Panayotides
Name:	Gabriel Panayotides
Title:	Chairman of the Board

STOCKHOLDER

By:	/s/ Corbin Robertson, Jr.
Name:	Corbin Robertson, Jr.

[Signature Page – Robertson Voting Agreement]

Exhibit 4

EXECUTION VERSION

VOTING AGREEMENT

VOTING AGREEMENT, dated as of January 29, 2008 (this “Agreement”), by and between Excel Maritime Carriers Ltd, a Liberian corporation (the “Buyer”), and Hans Mende (the “Stockholder), a stockholder of Quintana Maritime Limited, a non-resident domestic corporation organized under the laws of the Republic of the Marshall Islands (the “Company”). Unless otherwise indicated, capitalized terms not defined herein have the meanings given to them in the Merger Agreement.

WITNESSETH:

WHEREAS, concurrently with the execution of this Agreement, the Buyer, Bird Acquisition Corp., a non-resident domestic corporation organized under the laws of the Republic of the Marshall Islands (“Merger Sub”) and the Company are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company and the Company will be the surviving corporation in the merger and will be a wholly owned subsidiary of the Buyer, all upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”);

WHEREAS, as of the date hereof, the Stockholder is a stockholder of the Company and, with respect to the Merger, has the power to vote or direct the voting of 2,408,283 shares of the common stock, $0.01 par value, of the Company beneficially owned (as defined under Rule 13d-3 of the Exchange Act) by the Stockholder, which represent all of the shares of common stock of the Company owned by the Stockholder (collectively, the “Shares” and, together with any additional securities of the Company described in Section 1.2, being referred to herein as the “Subject Shares”);

WHEREAS, prior to the date hereof, the board of directors of the Company (the “Company Board”) has approved this Agreement and the transactions contemplated hereby; and

WHEREAS, as a material inducement to enter into the Merger Agreement and to consummate the Merger, the Buyer desires the Stockholder to agree, and the Stockholder is willing to agree (i) subject to the terms of this Agreement, including, without limitation, Section 6 of this Agreement, to Vote (as defined in Section 1.1(b) below) or cause to be Voted the Subject Shares so as to facilitate the consummation of the Merger and (ii) to comply in all respects with all of the terms of this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties agree as follows:

1. Voting of Subject Shares.

Section 1.1 Voting Agreement. (a) At every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, the Stockholder shall Vote or cause to be Voted the Subject

Shares in favor of the authorization and approval of the Merger Agreement, the Merger and each of the other transactions contemplated thereby and any other action reasonably requested by the Buyer in furtherance thereof. Furthermore, the Stockholder shall not enter into any agreement, arrangement or understanding with any Person to Vote or give instructions inconsistent with this Section 1.1(a), and shall not take any other action that would, or would reasonably be expected to, in any manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

(b) In addition to the foregoing, at any meeting of the Company stockholders or at any adjournment or postponement thereof or in any other circumstances upon which their Vote, consent or other approval is sought, the Stockholder shall Vote (or cause to be Voted) all of the Subject Shares against (i) the approval of any Transaction Proposal or the authorization of any agreement relating to any Transaction Proposal or (ii) any amendment of the Company’s Certificate of Incorporation or Bylaws or any other action, agreement, proposal or transaction involving the Company or any of its Subsidiaries which amendment or other action, agreement, proposal or transaction would, or would reasonably be expected to, result in a breach of any covenant, representation or warranty or any other obligation or agreement of (x) the Company contained in the Merger Agreement that is reasonably likely to result in any of the conditions to the Buyer’s or the Merger Sub’s obligations under the Merger Agreement not to be fulfilled or (y) of the Stockholder contained in this Agreement or would, or would reasonably be expected to, in any material manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. The Stockholder further agrees not to knowingly commit or agree to take any action inconsistent with the foregoing. For purposes of this Agreement, “Vote” shall mean voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action or taking other action in favor of or against any action; “Voting” and “Voted” shall have correlative meanings. Any such Vote shall be cast or consent shall be given for purposes of this Section 1 in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording in accordance herewith the results of such Vote or consent.

Notwithstanding anything to the contrary herein, (1) in the event that the vote of the Subject Shares is required in order to effect an amendment to the Merger Agreement, the provisions of this Agreement, including this Section 1.1, will not apply with respect to the Stockholder’s vote of the Subject Shares and (2) nothing in this Agreement shall be deemed to require the Stockholder to exercise any options to acquire shares of the Company’s common stock or to make any other change in the form of the Stockholder’s ownership of the Shares.

Section 1.2 Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, recapitalization, reclassification, subdivision, combination or exchange of shares on, of or affecting the Subject Shares, or (b) that the Stockholder shall have become the beneficial owner of any additional shares of common stock or other securities of the Company, then all shares of common stock or other securities of the Company held by the Stockholder immediately following the effectiveness of the events described in clause (a) or the Stockholder becoming the beneficial owner of the shares or other securities as described in clause (b), shall in each case become Subject Shares hereunder.

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Section 1.3 The Stockholder Capacity. The parties acknowledge that (a) the Stockholder is entering into this Agreement only in his or her individual capacity as the beneficial owner of the Subject Shares, and (b) nothing in this Agreement shall limit or affect any actions taken by the Stockholder in his or her capacity as a director or officer of the Company or shall prevent the Stockholder from discharging his or her fiduciary duties as a director or officer of the Company.

Section 1.4 Waiver of Appraisal Rights. The Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, dissenters’ rights or similar rights that the Stockholder may have in connection with the Merger.

2. Transfer Restrictions and Obligations.

Section 2.1 Lock-Up. After the execution of this Agreement until the Expiration Date, the Stockholder will not:

(a)	sell, transfer, exchange, pledge, assign, hypothecate, encumber, tender or otherwise dispose of (collectively, a “Transfer”), or enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with the Company or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of, directly or indirectly, any of the Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares, any other capital stock of the Company or any interest in any of the foregoing with any Person, or join in any registration statement under the Securities Act with respect to any of the foregoing;

(b)	enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Subject Shares; or

(c)	create or permit to exist any liens, claims, options, charges or other encumbrances on or otherwise affecting any of the Subject Shares;

provided that nothing contained in this Agreement shall restrict any Stockholder from making Transfers to effect estate planning and gifts so long as the transferee in such Transfer shall execute an agreement (in a form reasonably satisfactory to the Buyer) to be bound by the terms of this Agreement.

Section 2.2 Other Obligations. After the execution of this Agreement until the Expiration Date, the Stockholder agrees, solely in his or her capacity as a stockholder of the Company, (a) not to, and to cause any investment banker, attorney or other advisor or representative of the Stockholder not to, directly or indirectly, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal or offer with respect to any Transaction Proposal, or negotiate, explore or otherwise engage in discussions with any Person with respect to any Transaction Proposal, or approve, endorse or recommend any Transaction Proposal, or enter into any agreement, arrangement or understanding with respect to any Transaction Proposal, and (b) not to take any action which would make any representation or warranty of the Stockholder herein untrue or

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incorrect in any material respect. The Stockholder shall notify the Buyer promptly (but in any event within two (2) Business Days) of any such inquiries, proposals or offers received by, or any such discussions or negotiations sought to be initiated or continued with, the Stockholder or any of his or her Representatives, indicating the name of such Person and providing to the Buyer a summary of the material terms of such proposal or offer for an Transaction Proposal.

3. Representations and Warranties of the Stockholder.

Section 3.1 Ownership of Subject Shares. As of the date hereof, the Stockholder represents and warrants that the Stockholder (a) is the beneficial owner of and has the sole right to Vote or direct the Voting of the Subject Shares owned by the Stockholder with respect to the authorization and approval of the Merger Agreement and the terms thereof, and (b) does not beneficially own any shares of capital stock of the Company other than such Subject Shares.

Section 3.2 No Conflict. The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not: (a) result in or constitute a violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien on any assets (any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a “Violation”) pursuant to any obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or by which the Stockholder or any of the Stockholder’s properties are bound or affected; or (b) result in or constitute a Violation of, or result in the creation of a Lien on or otherwise affecting any of the Subject Shares owned by the Stockholder pursuant to, any contract to which the Stockholder is a party or by which the Stockholder or any of the Stockholder’s properties are bound or affected. The execution and delivery of this Agreement by the Stockholder does not, and the performance of his or her obligations under this Agreement by the Stockholder will not, require any consent of any Person or any Governmental Entity.

Section 3.3 Enforceability. The Stockholder has all requisite power and capacity to execute and deliver this Agreement and to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Stockholder of this Agreement and the consummation by it of the transactions contemplated hereby have been, as applicable, duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize the executions and delivery by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement by the Buyer, constitutes the legal, valid and binding obligations of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 3.4 Consent and Waiver. No consents or waivers are required for the consummation of the Merger under the terms of (a) any agreements between the Stockholder (or any of his or her affiliates) and the Company (or any of its Subsidiaries) or (b) other rights that

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any Stockholder (or any of his or her affiliates) may have. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or expiry of any related waiting period is required by or with respect to any Stockholder in connection with (i) the execution and delivery of this Agreement by the Stockholder, (ii) the execution and delivery of the Merger Agreement by the Company or (iii) the consummation of the Merger and the other transactions contemplated hereby and thereby.

Section 3.5 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Stockholder, threatened against the Stockholder before or by any Governmental Entity that could reasonably be expected to impair the ability of the Stockholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.6 No Prior Agreements. The Stockholder represents and warrants that no agreement, arrangement or understanding by and between the Stockholder and the Buyer with respect to the subject matter contained herein existed prior to the approval of this Agreement by the Company Board.

4. Representations and Warranties of the Buyer. The Buyer has all requisite power and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery of this Agreement by the Stockholder, constitutes the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

5. Covenants of the Stockholder. The Stockholder hereby covenants and agrees to cooperate fully with the Buyer and to execute and deliver any additional documents reasonably necessary or desirable and to take such further actions, in the reasonable opinion of the Buyer, reasonably necessary or desirable to carry out the intent of this Agreement. The Stockholder further covenants and agrees that (a) prior to the termination of the Merger Agreement in accordance with its terms, the Stockholder will not exercise any of his or her rights or privileges, as applicable, pursuant to (i) the Registration Rights Agreement dated April 8, 2005, by and between the Company and Quintana Maritime Investors LLC (the “Initial Registration Agreement”), (ii) the Registration Rights Agreement dated May 11, 2006, by and among the Company, Dahlman Rose & Co., LLC and Fortis Securities LLC (the “Warrant Registration Agreement” and, together with the Initial Registration Agreement, the “Registration Agreements”), (iii) the Rights Plan, (iv) the Stock Plans or (v) the Warrant Agreements (except to exercise his or her Warrants in accordance with the terms thereof) and (b) upon execution of this Agreement by the Stockholder, the Stockholder will, as applicable, immediately (i) withdraw, in accordance with the terms and conditions of the Initial Registration Agreement, any demand or request for a Demand Registration (as defined therein) and (ii) request the withdrawal of any “Notice and Questionnaire” (as defined in the Warrant Registration Agreement), in each case submitted to the Company on or prior to the date of this Agreement.

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6. Termination. This Agreement shall terminate upon and shall have no further force or effect after the earliest to occur of (a) the Effective Time and (b) the date on which the Merger Agreement has been terminated in accordance with its terms (the “Expiration Date”). Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

7. Miscellaneous.

Section 7.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses.

Section 7.2 Amendments and Modification. This Agreement may not be amended, modified, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 7.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy upon confirmation of receipt; (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service; or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Buyer, to:

Excel Maritime Carriers Ltd.

17th km National Road Athens – Lamia & Finikos Stree

145 64 Nea Kifisia

Athens, Greece

Attn: Elefteris Papatrifon

Facsimile: +30 210 6209528

with a copy to:

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

Attn: John M. Reiss, Esq.

Oliver C. Brahmst, Esq.

Facsimile: (212) 354-8113

And

if to the Stockholder, to:

Quintana Maritime Limited

512 Hawthorne

Houston, TX 77006

Attn: Steve Putman

Facsimile: (713) 751-7532

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with a copy to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Attn: Robert G. Robinson

R. Alec Dawson

Jonathan D. Morris

Facsimile: (212) 309-6001

Section 7.4 Counterparts. This Agreement may be executed in one or more counterparts (whether delivered by facsimile or otherwise), each of which shall be considered one and the same agreement.

Section 7.5 Entire Agreement. This Agreement and the documents and the instruments referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof. The parties acknowledge and agree that there were no prior agreements, arrangements or understandings, either written or oral, among the parties with respect to the subject matter hereof.

Section 7.6 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

Section 7.8 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located within the State of Delaware and any appellate court thereof, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties (a) consents to submit itself to the personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any of the Transactions and (b) agrees that it will not attempt to deny or

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defeat such personal jurisdiction by motion or other request for leave from any such court. THE BUYER AND THE STOCKHOLDER EACH IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT THEY MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.9 Extension, Waiver. At any time prior to the Expiration Date, the parties to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 7.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Shares are transferred prior to the termination of the Merger Agreement in accordance with its terms.

Section 7.11 Legal Counsel. The Stockholder acknowledges that he or she has been advised to, and has had the opportunity to, consult with his or her attorney prior to entering into this Agreement. The Stockholder acknowledges that attorneys for the Company represent the Company and do not represent any of the stockholders of the Company in connection with the Merger Agreement, this Agreement or any of the transactions contemplated hereby or thereby.

Section 7.12 Agreement Negotiated. The form of this Agreement has been negotiated by or on behalf of the Buyer and the Stockholder, each of which was represented by attorneys who have carefully negotiated the provisions hereof. No law or rule relating to the construction or interpretation of contracts against the drafter of any particular clause should be applied with respect to this Agreement.

Section 7.13 Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

Section 7.14 Cooperation. If any notices, approvals or filings are required with any Governmental Entity in order to allow the parties hereto to effectively carry out the transactions contemplated by this Agreement, the Stockholder and the Buyer shall cooperate in making such notices or filings or in obtaining such approvals.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

EXCEL MARITIME CARRIERS LTD

By:	/s/ Gabriel Panayotides
Name:	Gabriel Panayotides
Title:	Chairman of the Board

STOCKHOLDER

By:	/s/ Hans Mende
Name:	Hans Mende

[Signature Page – Mende Voting Agreement]

Exhibit 5

EXECUTION VERSION

VOTING AGREEMENT

VOTING AGREEMENT, dated as of January 29, 2008 (this “Agreement”), by and between Excel Maritime Carriers Ltd, a Liberian corporation (the “Buyer”), and Stamatis Molaris (the “Stockholder), a stockholder of Quintana Maritime Limited, a non-resident domestic corporation organized under the laws of the Republic of the Marshall Islands (the “Company”). Unless otherwise indicated, capitalized terms not defined herein have the meanings given to them in the Merger Agreement.

WITNESSETH:

WHEREAS, concurrently with the execution of this Agreement, the Buyer, Bird Acquisition Corp., a non-resident domestic corporation organized under the laws of the Republic of the Marshall Islands (“Merger Sub”) and the Company are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company and the Company will be the surviving corporation in the merger and will be a wholly owned subsidiary of the Buyer, all upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”);

WHEREAS, as of the date hereof, the Stockholder is a stockholder of the Company and, with respect to the Merger, has the power to vote or direct the voting of 635,805 shares of the common stock, $0.01 par value, of the Company beneficially owned (as defined under Rule 13d-3 of the Exchange Act) by the Stockholder, which represent all of the shares of common stock of the Company owned by the Stockholder (collectively, the “Shares” and, together with any additional securities of the Company described in Section 1.2, being referred to herein as the “Subject Shares”);

WHEREAS, prior to the date hereof, the board of directors of the Company (the “Company Board”) has approved this Agreement and the transactions contemplated hereby; and

WHEREAS, as a material inducement to enter into the Merger Agreement and to consummate the Merger, the Buyer desires the Stockholder to agree, and the Stockholder is willing to agree (i) subject to the terms of this Agreement, including, without limitation, Section 6 of this Agreement, to Vote (as defined in Section 1.1(b) below) or cause to be Voted the Subject Shares so as to facilitate the consummation of the Merger and (ii) to comply in all respects with all of the terms of this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties agree as follows:

1. Voting of Subject Shares.

Section 1.1 Voting Agreement. (a) At every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, the Stockholder shall Vote or cause to be Voted the Subject

Shares in favor of the authorization and approval of the Merger Agreement, the Merger and each of the other transactions contemplated thereby and any other action reasonably requested by the Buyer in furtherance thereof. Furthermore, the Stockholder shall not enter into any agreement, arrangement or understanding with any Person to Vote or give instructions inconsistent with this Section 1.1(a), and shall not take any other action that would, or would reasonably be expected to, in any manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

(b) In addition to the foregoing, at any meeting of the Company stockholders or at any adjournment or postponement thereof or in any other circumstances upon which their Vote, consent or other approval is sought, the Stockholder shall Vote (or cause to be Voted) all of the Subject Shares against (i) the approval of any Transaction Proposal or the authorization of any agreement relating to any Transaction Proposal or (ii) any amendment of the Company’s Certificate of Incorporation or Bylaws or any other action, agreement, proposal or transaction involving the Company or any of its Subsidiaries which amendment or other action, agreement, proposal or transaction would, or would reasonably be expected to, result in a breach of any covenant, representation or warranty or any other obligation or agreement of (x) the Company contained in the Merger Agreement that is reasonably likely to result in any of the conditions to the Buyer’s or the Merger Sub’s obligations under the Merger Agreement not to be fulfilled or (y) of the Stockholder contained in this Agreement or would, or would reasonably be expected to, in any material manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. The Stockholder further agrees not to knowingly commit or agree to take any action inconsistent with the foregoing. For purposes of this Agreement, “Vote” shall mean voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action or taking other action in favor of or against any action; “Voting” and “Voted” shall have correlative meanings. Any such Vote shall be cast or consent shall be given for purposes of this Section 1 in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording in accordance herewith the results of such Vote or consent.

Notwithstanding anything to the contrary herein, (1) in the event that the vote of the Subject Shares is required in order to effect an amendment to the Merger Agreement, the provisions of this Agreement, including this Section 1.1, will not apply with respect to the Stockholder’s vote of the Subject Shares and (2) nothing in this Agreement shall be deemed to require the Stockholder to exercise any options to acquire shares of the Company’s common stock or to make any other change in the form of the Stockholder’s ownership of the Shares.

Section 1.2 Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, recapitalization, reclassification, subdivision, combination or exchange of shares on, of or affecting the Subject Shares, or (b) that the Stockholder shall have become the beneficial owner of any additional shares of common stock or other securities of the Company, then all shares of common stock or other securities of the Company held by the Stockholder immediately following the effectiveness of the events described in clause (a) or the Stockholder becoming the beneficial owner of the shares or other securities as described in clause (b), shall in each case become Subject Shares hereunder.

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Section 1.3 The Stockholder Capacity. The parties acknowledge that (a) the Stockholder is entering into this Agreement only in his or her individual capacity as the beneficial owner of the Subject Shares, and (b) nothing in this Agreement shall limit or affect any actions taken by the Stockholder in his or her capacity as a director or officer of the Company or shall prevent the Stockholder from discharging his or her fiduciary duties as a director or officer of the Company.

Section 1.4 Waiver of Appraisal Rights. The Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, dissenters’ rights or similar rights that the Stockholder may have in connection with the Merger.

2. Transfer Restrictions and Obligations.

Section 2.1 Lock-Up. After the execution of this Agreement until the Expiration Date, the Stockholder will not:

(a)	sell, transfer, exchange, pledge, assign, hypothecate, encumber, tender or otherwise dispose of (collectively, a “Transfer”), or enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with the Company or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of, directly or indirectly, any of the Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares, any other capital stock of the Company or any interest in any of the foregoing with any Person, or join in any registration statement under the Securities Act with respect to any of the foregoing;

(b)	enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of Subject Shares; or

(c)	create or permit to exist any liens, claims, options, charges or other encumbrances on or otherwise affecting any of the Subject Shares;

provided that nothing contained in this Agreement shall restrict any Stockholder from making Transfers to effect estate planning and gifts so long as the transferee in such Transfer shall execute an agreement (in a form reasonably satisfactory to the Buyer) to be bound by the terms of this Agreement.

Section 2.2 Other Obligations. After the execution of this Agreement until the Expiration Date, the Stockholder agrees, solely in his or her capacity as a stockholder of the Company, (a) not to, and to cause any investment banker, attorney or other advisor or representative of the Stockholder not to, directly or indirectly, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal or offer with respect to any Transaction Proposal, or negotiate, explore or otherwise engage in discussions with any Person with respect to any Transaction Proposal, or approve, endorse or recommend any Transaction Proposal, or enter into any agreement, arrangement or understanding with respect to any Transaction Proposal, and (b) not to take any action which would make any representation or warranty of the Stockholder herein untrue or

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incorrect in any material respect. The Stockholder shall notify the Buyer promptly (but in any event within two (2) Business Days) of any such inquiries, proposals or offers received by, or any such discussions or negotiations sought to be initiated or continued with, the Stockholder or any of his or her Representatives, indicating the name of such Person and providing to the Buyer a summary of the material terms of such proposal or offer for an Transaction Proposal.

3. Representations and Warranties of the Stockholder.

Section 3.1 Ownership of Subject Shares. As of the date hereof, the Stockholder represents and warrants that the Stockholder (a) is the beneficial owner of and has the sole right to Vote or direct the Voting of the Subject Shares owned by the Stockholder with respect to the authorization and approval of the Merger Agreement and the terms thereof, and (b) does not beneficially own any shares of capital stock of the Company other than such Subject Shares.

Section 3.2 No Conflict. The execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not: (a) result in or constitute a violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien on any assets (any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a “Violation”) pursuant to any obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or by which the Stockholder or any of the Stockholder’s properties are bound or affected; or (b) result in or constitute a Violation of, or result in the creation of a Lien on or otherwise affecting any of the Subject Shares owned by the Stockholder pursuant to, any contract to which the Stockholder is a party or by which the Stockholder or any of the Stockholder’s properties are bound or affected. The execution and delivery of this Agreement by the Stockholder does not, and the performance of his or her obligations under this Agreement by the Stockholder will not, require any consent of any Person or any Governmental Entity.

Section 3.3 Enforceability. The Stockholder has all requisite power and capacity to execute and deliver this Agreement and to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Stockholder of this Agreement and the consummation by it of the transactions contemplated hereby have been, as applicable, duly and validly authorized by the Stockholder and no other actions or proceedings on the part of the Stockholder are necessary to authorize the executions and delivery by the Stockholder of this Agreement and the consummation by the Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement by the Buyer, constitutes the legal, valid and binding obligations of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 3.4 Consent and Waiver. No consents or waivers are required for the consummation of the Merger under the terms of (a) any agreements between the Stockholder (or any of his or her affiliates) and the Company (or any of its Subsidiaries) or (b) other rights that

4

any Stockholder (or any of his or her affiliates) may have. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or expiry of any related waiting period is required by or with respect to any Stockholder in connection with (i) the execution and delivery of this Agreement by the Stockholder, (ii) the execution and delivery of the Merger Agreement by the Company or (iii) the consummation of the Merger and the other transactions contemplated hereby and thereby.

Section 3.5 Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Stockholder, threatened against the Stockholder before or by any Governmental Entity that could reasonably be expected to impair the ability of the Stockholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.6 No Prior Agreements. The Stockholder represents and warrants that no agreement, arrangement or understanding by and between the Stockholder and the Buyer with respect to the subject matter contained herein existed prior to the approval of this Agreement by the Company Board.

4. Representations and Warranties of the Buyer. The Buyer has all requisite power and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery of this Agreement by the Stockholder, constitutes the legal, valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

5. Covenants of the Stockholder. The Stockholder hereby covenants and agrees to cooperate fully with the Buyer and to execute and deliver any additional documents reasonably necessary or desirable and to take such further actions, in the reasonable opinion of the Buyer, reasonably necessary or desirable to carry out the intent of this Agreement. The Stockholder further covenants and agrees that (a) prior to the termination of the Merger Agreement in accordance with its terms, the Stockholder will not exercise any of his or her rights or privileges, as applicable, pursuant to (i) the Registration Rights Agreement dated April 8, 2005, by and between the Company and Quintana Maritime Investors LLC (the “Initial Registration Agreement”), (ii) the Registration Rights Agreement dated May 11, 2006, by and among the Company, Dahlman Rose & Co., LLC and Fortis Securities LLC (the “Warrant Registration Agreement” and, together with the Initial Registration Agreement, the “Registration Agreements”), (iii) the Rights Plan, (iv) the Stock Plans or (v) the Warrant Agreements (except to exercise his or her Warrants in accordance with the terms thereof) and (b) upon execution of this Agreement by the Stockholder, the Stockholder will, as applicable, immediately (i) withdraw, in accordance with the terms and conditions of the Initial Registration Agreement, any demand or request for a Demand Registration (as defined therein) and (ii) request the withdrawal of any “Notice and Questionnaire” (as defined in the Warrant Registration Agreement), in each case submitted to the Company on or prior to the date of this Agreement.

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6. Termination. This Agreement shall terminate upon and shall have no further force or effect after the earliest to occur of (a) the Effective Time and (b) the date on which the Merger Agreement has been terminated in accordance with its terms (the “Expiration Date”). Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

7. Miscellaneous.

Section 7.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses.

Section 7.2 Amendments and Modification. This Agreement may not be amended, modified, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 7.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy upon confirmation of receipt; (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service; or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Buyer, to:

Excel Maritime Carriers Ltd.

17th km National Road Athens – Lamia & Finikos Stree

145 64 Nea Kifisia

Athens, Greece

Attn: Elefteris Papatrifon

Facsimile: +30 210 6209528

with a copy to:

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

Attn: John M. Reiss, Esq.

Oliver C. Brahmst, Esq.

Facsimile: (212) 354-8113

And

if to the Stockholder, to:

Quintana Maritime Limited

512 Hawthorne

Houston, TX 77006

Attn: Steve Putman

Facsimile: (713) 751-7532

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with a copy to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Attn: Robert G. Robinson

R. Alec Dawson

Jonathan D. Morris

Facsimile: (212) 309-6001

Section 7.4 Counterparts. This Agreement may be executed in one or more counterparts (whether delivered by facsimile or otherwise), each of which shall be considered one and the same agreement.

Section 7.5 Entire Agreement. This Agreement and the documents and the instruments referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof. The parties acknowledge and agree that there were no prior agreements, arrangements or understandings, either written or oral, among the parties with respect to the subject matter hereof.

Section 7.6 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

Section 7.8 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located within the State of Delaware and any appellate court thereof, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties (a) consents to submit itself to the personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any of the Transactions and (b) agrees that it will not attempt to deny or

7

defeat such personal jurisdiction by motion or other request for leave from any such court. THE BUYER AND THE STOCKHOLDER EACH IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT THEY MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.9 Extension, Waiver. At any time prior to the Expiration Date, the parties to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 7.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Shares are transferred prior to the termination of the Merger Agreement in accordance with its terms.

Section 7.11 Legal Counsel. The Stockholder acknowledges that he or she has been advised to, and has had the opportunity to, consult with his or her attorney prior to entering into this Agreement. The Stockholder acknowledges that attorneys for the Company represent the Company and do not represent any of the stockholders of the Company in connection with the Merger Agreement, this Agreement or any of the transactions contemplated hereby or thereby.

Section 7.12 Agreement Negotiated. The form of this Agreement has been negotiated by or on behalf of the Buyer and the Stockholder, each of which was represented by attorneys who have carefully negotiated the provisions hereof. No law or rule relating to the construction or interpretation of contracts against the drafter of any particular clause should be applied with respect to this Agreement.

Section 7.13 Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

Section 7.14 Cooperation. If any notices, approvals or filings are required with any Governmental Entity in order to allow the parties hereto to effectively carry out the transactions contemplated by this Agreement, the Stockholder and the Buyer shall cooperate in making such notices or filings or in obtaining such approvals.

8

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

EXCEL MARITIME CARRIERS LTD

By:	/s/ Gabriel Panayotides
Name:	Gabriel Panayotides
Title:	Chairman of the Board

STOCKHOLDER

By:	/s/ Stamatis Molaris
Name:	Stamatis Molaris

[Signature Page – Molaris Voting Agreement]

Exhibit 6

Execution Form

NORDEA BANK FINLAND PLC, LONDON BRANCH

8th Floor, City Place House

55 Basinghall Street

GB-London EC2V 5NB

December 27, 2007

Excel Maritime Carriers Limited

Par La Ville Place.

14 Par-La-Ville Road,

Hamilton HM JX

Bermuda.

Attention:	Mr. Gabriel Panayotides, Chairman and Director

US$1,400,000,000 Senior Secured Credit Facility

COMMITMENT LETTER

Ladies and Gentlemen:

Nordea Bank Finland PLC, London Branch (and or its affiliates “Nordea”) is pleased to inform Excel Maritime Carriers Limited, a Liberian corporation (the “Company”), of its commitment to use its best efforts to arrange a syndicate of lenders (the “Lenders”) for a US$1,400,000,000 Senior Secured Credit Facility (the “Facility”) and for Nordea to act as Syndication Agent for the Facility, subject to the terms and conditions of this letter and the attached Annex I (collectively, and together with the Fee Letter and Schedule I referred to below, this “Commitment Letter”), with Nordea, DVB Bank AG, Deutsche Bank AG Filiale Deutschlandgeschäft, General Electric Capital Corporation and or their affiliates as Lead Arrangers (together, the “Lead Arrangers”), and National Bank of Greece and Credit Suisse and or their affiliates as Co-Arrangers (the “Co-Arrangers”) (each Lead Arranger and Co-Arranger, an “Arranger” and, collectively, the “Arrangers”) (it being understood and agreed that neither the Arrangers nor any of their affiliates are agreeing to underwrite such syndication, except to the extent of its commitment as set forth in this Commitment Letter). Each of Nordea and the Arrangers, by its signature below written, is pleased to inform the Company of its commitment to act as Lender under the Facility, subject to the terms and conditions of this Commitment Letter, in the amount set forth alongside its name in Schedule I hereto. The proceeds of the Facility will be used to consummate the Company’s (i) refinancing of certain Vessels owned by the Company and (ii) the Company’s acquisition through a merger of all the capital stock, and refinancing of the existing indebtedness of, Quintana Maritime Limited, a Marshall Islands corporation (“Quintana”), and for the working capital and general corporate purposes of the Company and its subsidiaries. In addition, Nordea is pleased to inform the Company of Nordea’s commitment to act as Administrative Agent for the Facility in order to consummate the transactions contemplated herein (all the such foregoing transactions, the “Transaction” or “Transactions”), subject to the terms and conditions of this Commitment Letter.

Commitment Letter	1

Section 1. Conditions Precedent. Nordea’s and each Arranger’s respective commitment hereunder is subject to: (i) the preparation, execution and delivery of mutually acceptable loan documentation incorporating substantially the terms and conditions outlined in this Commitment Letter (the “Operative Documents”); (ii) the absence of any material adverse change in the business, financial condition or operations of the Company and its subsidiaries, taken as a whole, since September 30, 2007, (iii) the accuracy and completeness in all material respects of all representations that the Company makes to Nordea and the Arrangers and all information, taken as a whole, that the Company furnishes to Nordea and the Arrangers, and (iv) the Company’s compliance with the terms of this Commitment Letter, including, without limitation, the payment in full of all fees, expenses and other amounts payable under this Commitment Letter.

Nordea’s and each Arranger’s respective commitment to fund loans under the Operative Documents is subject to (a) the conditions set forth in Annex I hereto under the headings “Conditions Precedent to Initial Loan Drawn” and “Conditions Precedent to All Loans,” and (b) the absence, since the date of this Commitment Letter, of any material change in the loan syndication market for credits of this type that causes the failure of a successful syndication of this Facility after taking into account the exercise of all flex provisions and any other changes the Borrower shall agree to make, it being understood that successful syndication shall mean the syndication of at least 60% percent of the Total Commitment.

Section 2. Commitment Termination. Nordea’s and each Arranger’s respective commitment hereunder will terminate on the earlier of (a) the date the Operative Documents become effective, and (b) June 30, 2008.

Section 3. Syndication. Nordea will manage all aspects of the syndication of the Facility in consultation with the Lead Arrangers and the Company, including when and whom to contact for the offers to potential Lenders, the determination of the amounts offered to potential Lenders, the acceptance of commitments of the Lenders and the compensation to be provided to the Lenders.

The Company shall take all action as Nordea may reasonably request to assist Nordea in forming a syndicate acceptable to Nordea, the Lead Arrangers and the Company. The Company’s assistance in forming such a syndicate shall include but not be limited to (i) making senior management and representatives of the Company available to participate in information meetings with potential Lenders at such times and places as Nordea may reasonably request; (ii) using the Company’s best efforts to ensure that the syndication efforts benefit from the Company’s lending relationships; and (iii) providing Nordea with all information reasonably deemed necessary by it to successfully complete the syndication.

To ensure an effective syndication of the Facility, the Company agrees that until the earlier of (y) 90 days after the first drawdown date under the Credit Facility (defined in Annex I) and (z) the termination of the syndication (as determined by Nordea), the Company will not, and will not

Commitment Letter	2

permit any of its affiliates to, syndicate or issue, attempt to syndicate or issue, announce or authorize the announcement of the syndication or issuance of, or engage in discussions concerning the syndication or issuance of, any debt facility or debt security (including any renewals thereof) in the commercial bank market or the international debt market, without the prior written consent of Nordea; provided, however, that the foregoing shall not limit the Company’s ability to issue commercial paper, other short-term debt programs currently in place, or equity or public debt securities.

Nordea will act as the sole Syndication Agent for the Facility and the Lead Arrangers will act as the lead arrangers, and the Co-Arrangers will act as co-arrangers, for the Facility. No additional agents, co-agents or arrangers will be appointed, or other titles conferred, without the consent of Nordea.

Section 4. Fees. The Company shall pay the non-refundable fees set forth in the letter agreement dated the date hereof (the “Fee Letter”) between the Company and Nordea. The terms of the Fee Letter are an integral part of Nordea’s and each Arranger’s respective commitment hereunder and constitute part of this Commitment Letter for all purposes hereof.

Section 5. Indemnification. The Company agrees to indemnify and hold harmless Nordea, each Arranger, each Lender, each of their respective affiliates, and each of their respective officers, directors, employees, agents, advisors and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, fees and disbursements of counsel), that may be incurred by or asserted or awarded against any Indemnified Party (including, without limitation, in connection with any investigation, litigation or proceeding or the preparation of a defense in connection therewith), in each case arising out of or in connection with or by reason of this Commitment Letter, the Operative Documents, the providing or syndication of the Facility, or the documents or the Transactions contemplated hereby or thereby or any actual or proposed use of the proceeds of the Facility, except to the extent such claim, damage, loss, liability or expense is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party’s gross negligence, bad faith, willful misconduct or breach of its obligations under this Commitment Letter. In the case of an investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the Company, any of its directors, security holders or creditors, an Indemnified Party or any other person or an Indemnified Party is otherwise a party thereto and whether or not the Transactions contemplated hereby are consummated.

No Indemnified Party shall have any liability (whether in contract, tort or otherwise) to the Company or any of its security holders or creditors for or in connection with the Transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Indemnified Party’s gross negligence, bad faith, willful misconduct or breach of its obligations under this Commitment Letter. In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).

Commitment Letter	3

Section 6. Costs and Expenses. The Company shall pay, or reimburse Nordea on demand for, all out-of-pocket costs and expenses incurred by Nordea (whether incurred before or after the date hereof) in connection with the Facility and the preparation, negotiation, execution and delivery of this Commitment Letter, including, without limitation, the reasonable fees and expenses of counsel, in U.S. Dollars in New York, New York, or, at Nordea’s direction, in the currency and at the place in which such costs or expenses were incurred, regardless of whether any of the Transactions contemplated hereby are consummated. The Company shall also pay all costs and expenses of each of Nordea and the Arrangers (including, without limitation, the reasonable fees and disbursements of counsel) incurred in connection with the enforcement of any of its rights and remedies hereunder.

Section 7. Confidentiality. By accepting delivery of this Commitment Letter, the Company agrees that this Commitment Letter is for the Company’s confidential use only and that neither its existence nor the terms hereof will be disclosed by the Company to any person other than the Company’s officers, directors, employees, accountants, attorneys and other advisors, agents and representatives (the “Company Representatives”), and then only on a confidential and “need to know” basis in connection with the Transactions contemplated hereby; provided, however, that the Company may make such other public disclosures of the terms and conditions hereof as the Company is required by law, in the opinion of the Company’s counsel, to make; provided further that the Company may disclose this Commitment Letter to Quintana and its advisors but only on a confidential and “need to know” basis in connection with the Acquisition described in Annex I. Notwithstanding any other provision in this Commitment Letter, Nordea hereby confirms that the Company and the Company Representatives shall not be limited from disclosing the U.S. tax treatment or U.S. tax structure of the Facility.

Section 8. Representations and Warranties of the Company. The Company represents and warrants that (i) all information other than information as to general economic and industry conditions (the “Information”) that has been or will hereafter be made available to Nordea, the Arrangers, any Lender or any potential Lender by the Company or any of its representatives in connection with the Transactions contemplated hereby, taken as a whole, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections (the “Projections”), if any, that have been or will be prepared by the Company and made available to Nordea, the Arrangers, any Lender or any potential Lender have been or will be prepared in good faith based upon reasonable assumptions (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond the Company’s control, and that no assurance can be given that the projections will be realized). The Company agrees to supplement the Information and Projections from time to time until the Operative Documents become effective so that the representations and warranties contained in this paragraph remain correct.

The Company further represents and warrants that apart from the Facility, no other new debt financing will be required for completion of the Acquisition and the Transactions, other than a fully subordinated unsecured debt financing, on terms and conditions reasonably satisfactory to the Lead Arrangers, and in a principal amount not to exceed US$ 200,000,000, or its equivalent in other currencies.

Commitment Letter	4

In providing this Commitment Letter, each of Nordea and the Arrangers, respectively, is relying on the accuracy of the Information furnished to it by or on behalf of the Company and its affiliates without independent verification thereof.

Section 9. No Third Party Reliance, Etc. The respective agreements of each of Nordea and the Arrangers hereunder and of any Lender that issues a commitment to provide financing under the Facility are made solely for the benefit of the Company and may not be relied upon or enforced by any other person. Please note that those matters that are not covered or made clear herein are subject to mutual agreement of the parties. The Company may not assign or delegate any of its rights or obligations hereunder without Nordea’s prior written consent. This Commitment Letter may not be amended or modified, or any provisions hereof waived, except by a written agreement signed by all parties hereto.

The Company hereby acknowledges that each of Nordea and the Arrangers is acting pursuant to a contractual relationship on an arm’s length basis, and the parties hereto do not intend that Nordea or any Arranger act or be responsible as a fiduciary to the Company, its management, stockholders, creditors or any other person. Each of the Company, Nordea and the Arrangers hereby expressly disclaims any fiduciary relationship and agrees they are each responsible for making their own independent judgments with respect to any transactions entered into between them. The Company also hereby acknowledges that neither Nordea nor any of the Arrangers has advised and is advising the Company as to any legal, accounting, regulatory or tax matters, and that the Company is consulting its own advisors concerning such matters to the extent it deems appropriate.

Section 10. Governing Law, Etc. This Commitment Letter shall be governed by, and construed in accordance with, the law of the State of New York, without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby. This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Delivery of an executed counterpart of a signature page to this Commitment Letter by telecopier shall be as effective as delivery of an original executed counterpart of this Commitment Letter. Sections 4 through 8,10 through 13,15, and 16 hereof shall survive the termination of Nordea’s and the Arranger’s respective commitments hereunder.

Section 11. Taxes; Payments. All payments under this Commitment Letter (including without limitation, the Fee Letter) shall, except as otherwise provided herein, be made in U.S. Dollars in New York, New York or such other place as Nordea may direct and shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto. The Company shall pay any and all such taxes and shall indemnify each of Nordea and the Arrangers for and hold it harmless against any such taxes and any liability arising therefrom or with respect thereto.

Commitment Letter	5

To the fullest extent permitted by law, the Company shall make all payments hereunder regardless of any defense or counterclaim, including, without limitation, any defense or counterclaim based on any law, rule or policy which is now or hereafter promulgated by any governmental authority or regulatory body and which may adversely affect the Company’s obligation to make, or the right of Nordea or any Arranger to receive, such payments.

The obligation of the Company in respect of any sum due from it to Nordea or an Arranger hereunder shall, notwithstanding any judgment in a currency other than U.S. Dollars, be discharged only to the extent that on the business day following receipt by Nordea or such Arranger of any sum adjudged to be so due in such other currency, Nordea or such Arranger may, in accordance with normal banking procedures, purchase U.S. Dollars with such other currency; if the U.S. Dollars so purchased are less than the sum originally due to Nordea or such Arranger in U.S. Dollars, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify Nordea or such Arranger, as the case may be, against such loss, and if the U.S. Dollars so purchased exceed the sum originally due to Nordea or such Arranger in U.S. dollars, then Nordea or the Arranger, as the case may be, agrees to remit to the Company such excess.

Section 12. Consent to Jurisdiction, Etc. The Company hereby irrevocably and unconditionally (i) submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, (ii) agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such Federal court, (iii) waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding, (iv) consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to Corporation Services Company at 1133 Avenue of the Americas, Suite 3100, New York, NY 10036-6710, United States of America, or in any other manner permitted by applicable law, and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Commitment Letter will affect Nordea’s or any Arranger’s right to serve legal process in any other manner permitted by law or affect Nordea’s or any Arranger’s right to bring any action or proceeding relating to this Commitment Letter or the Transactions contemplated hereby against the Company or its property in the courts of any jurisdiction.

To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from set-off or any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Company hereby irrevocably waives such immunity in respect of its obligations under this Commitment Letter.

Commitment Letter	6

Section 13. Waiver of Jury Trial. Each party hereto irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter or the Transactions contemplated hereby or the actions of the parties hereto in the negotiation, performance or enforcement hereof.

Section 14. Patriot Act Compliance. The Arrangers hereby notify you that pursuant to the requirements of the USA PATRIOT ACT (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), they are required to obtain, verify and record information that identifies the Company, which information includes the name and address of the Company and other information that will allow the Arrangers to identify the Company in accordance with the Patriot Act. In that connection, the Arrangers may also request corporate formation documents, or other forms of identification, to verify information provided.

Section 15. Information. The Company hereby acknowledges and agrees that it will make available the Information, Projections and other marketing materials and presentations prepared or approved by it, including confidential information memoranda (collectively, the “Informational Materials”), to the Lenders by posting, or sending to Nordea for posting, the Informational Materials on IntraLinks or by other similar electronic means (collectively, the “Electronic Means”). The Company hereby further acknowledges and agrees that (i) prospective Lenders may not wish to receive material non-public information with respect to the Company and Quintana and their respective subsidiaries or any of its respective securities, (ii) it will assist, and cause its affiliates, advisors, sponsors and, to the extent possible using its commercially reasonable efforts, Quintana to assist, Nordea in the preparation of Informational Materials to be used in connection with the syndication of the Facility to the Lenders, which will be accompanied by authorization letters for distribution of the Information Materials to the prospective Lenders and contain a representation to Nordea that the Informational Materials will only include data and materials that are not material and public with respect to the Company, Quintana and their respective subsidiaries or any of their respective securities for purposes of United States federal and state securities laws (such Informational Materials and any other information, data and materials, collectively, “Public Information”) and that will exculpate the Company, any sponsors, Quintana and their respective subsidiaries and Nordea with respect to any liability related to the use of the contents of the Informational Materials or any related marketing material by the recipients thereof, (iii) the Company will use commercially reasonable efforts to identify that portion of the Information Materials that may be distributed to the Lenders as “PUBLIC”, and (iv) the following documents may be distributed to prospective Lenders (unless the Company promptly notifies Nordea otherwise): (a) drafts and final definitive documentation with respect to the Facility; (b) administrative materials prepared by Nordea for the Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda); and (c) notification of changes in the terms of the Facility.

Commitment Letter	7

Section 16. Other Services. The Company acknowledges and agrees that Nordea, the Arrangers, the Lenders and/or their affiliates may be requested to provide additional services with respect to Quintana and/or its respective affiliates or other matters contemplated hereby. Any such services will be set out in and governed by a separate agreement(s) (containing terms relating, without limitation, to services, fees and indemnification) in form and substance satisfactory to the parties thereto. Nothing in this Commitment Letter is intended to obligate or commit Nordea, the Arrangers or the Lenders or any of their affiliates to provide any services other than as set out herein.

The Company acknowledges that Nordea or the Arrangers may be providing debt financing, equity capital or other services (including financial advisory services) to other companies with which the Company and Quintana, their respective shareholders, or the Company’s or Quintana’s respective affiliates may have conflicting interests regarding the Transactions and otherwise and that each of Nordea and the Arrangers may act as it deems appropriate in acting in such capacities. The Company and its affiliates further acknowledge and agree that in connection with all aspects of the Transactions and the transactions contemplated by this Commitment Letter, the Company and its affiliates, on the one hand, and each or Nordea and the Arrangers, on the other hand, have an arm’s length business relationship that creates no fiduciary duty on the part of Nordea or any Arranger, and each expressly disclaims any fiduciary relationship. Each of Nordea and the Arrangers, confirms as to itself, that it will not use confidential information obtained from the Company, the selling shareholders or Quintana in connection with the performance by Nordea or such Arranger, as the case may be, of services for other companies and will not furnish any such information to other companies. The Company also acknowledges that none of Nordea or the Arrangers has any obligation in connection with the Transactions to use, or to furnish to the Company, the selling shareholders, Quintana or the Company’s or Quintana’s respective subsidiaries, confidential information obtained from other companies or entities.

The Company further acknowledges that each of Nordea and the Arrangers are full service securities firms and they and each Lender may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of the Company, its affiliates and other companies that may be the subject of the transactions contemplated by this Commitment Letter.

Please indicate the Company’s acceptance of the provisions hereof by signing the enclosed copy of this Commitment Letter and the Fee Letter and returning them, together with the fees then payable under the Fee Letter, to Nordea Bank Norge ASA, Middelthunsgate 17, P.O. Box 1166 Sentrum, NO-0107 Oslo, Norway, fax: +47 22 486668, for the attention of Ronny Bjornadal, Senior Vice President, Head of Syndications, at or before 12 noon (Oslo time) on December 31, 2007, the time at which Nordea’s and each Arranger’s respective commitment hereunder (if not so accepted prior thereto) will terminate. If the Company elects to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.

Commitment Letter	8

Very truly yours,

NORDEA BANK FINLAND PLC, LONDON BRANCH

By:
Name:
Title:	Head of Shipping

By:
Name:
Title:

The commitment amount listed next to our name in Schedule I hereto is hereby accepted and agreed as of the first day above written

NORDEA BANK FINLAND PLC, LONDON BRANCH

By:
Name:
Title:	Head of Shipping

By:
Name:
Title:

CREDIT SUISSE

By:
Name:	Meike Maattig	Nadja Gautschi
Title:

DVB BANK AG

By:
Name:	Klaus Schürmann	Ingo Frühauf
Title:	(Vice President)	(Vice President)

Commitment Letter	9

DEUTSCHE BANK AG FILIALE DEUTSCHLANDGESCHÄFT

By:
Name:
Title:	Director	Vice President

GENERAL ELECTRIC CAPITAL CORPORATION

By:
Name:
Title:	Attorney in Fact

NATIONAL BANK OF GREECE S.A.

By:		By:
Name:	Katsikogiannis George	Name:	Filippou Dimitrios
Title:	Unit Leader	Title:	Corporate Manager

All the foregoing is hereby accepted and agreed as of the first day above written

EXCEL MARITIME CARRIERS LIMITED

By:
Name:
Title:	Chief Financial Officer

Commitment Letter	10

SCHEDULE I

TO COMMITMENT LETTER

COMMITMENT OF EACH LENDER

LENDER	COMMITMENT (US$)
Nordea Bank Finland plc, London Branch	$400,000,000
Deutsche Bank AG Filiale Deutschlandgeschäft	$325,000,000
General Electric Capital Corporation	$325,000,000
DVB Bank AG	$200,000,000
National Bank of Greece	$100,000,000
Credit Suisse	$50,000,000

Commitment Letter	11

Execution Form

EXCEL MARITIME CARRIERS LIMITED ANNEX I

USD 1,400,000,000 SENIOR SECURED CREDIT FACILITY

TERMS AND CONDITIONS

Description of Transaction	Excel Maritime Carriers Limited, a Liberian corporation (“Excel”), intends to (i) form a wholly-owned Marshall Islands subsidiary (“Newco”) that would acquire, in a transaction structured in a manner satisfactory to the Lead Arrangers (the “Acquisition”), all of the capital stock of Quintana Maritime Limited, a Marshall Islands corporation (“QMAR”), pursuant to an Agreement and Plan of Merger, dated as of December , 2007, among Excel, Newco and QMAR (the “Acquisition Agreement”), a form of which has been supplied by Excel to the Lead Arrangers, and (ii) concurrently with the consummation of the Acquisition, refinance certain of the existing indebtedness of Excel and its subsidiaries (the “Excel Refinancing”) and all existing indebtedness of QMAR (the “QMAR Refinancing”), it being understood that (v) the cash portion of the purchase price to be paid to effect the Acquisition shall not exceed USD 800,000,000 and the balance of the consideration shall comprise shares of Excel capital stock, (w) the amount needed to effect the Excel Refinancing shall be approximately USD 189,700,000, (x) the amount needed to effect the QMAR Refinancing shall be approximately USD 710,800,000, (y) the fees and expenses payable in connection with the Transaction (as defined below) will not exceed USD 35,000,000 and (z) QMAR shall be acquired free of indebtedness and preferred stock, with such exceptions (if any) for any existing indebtedness as may be agreed to by the Lead Arrangers. Upon consummation of the Acquisition, Newco shall be merged into QMAR, which shall be the surviving corporation, and all shares of capital stock of QMAR shall be owned by Excel, free and clear of encumbrances. (The transactions described in this paragraph are herein collectively referred to as the “Transaction”).

Facility Type	Senior Secured Credit Facility as evidenced by a term loan and revolving credit facility agreement and other legal and commercial documents (the “Facility Agreement”).

Facility Amount	Maximum of USD 1,400,000,000 (as reduced from time to time, the “Total Commitment”).

The Total Commitment shall comprise:

1. A term loan facility in the aggregate principal amount of up to USD 1,000,000,000 (“Tranche A”).

2. A revolving credit facility in the aggregate principal amount of up to USD 400,000,000 (“Tranche B” and together with Tranche A, the “Credit Facility”).

Maturity Date	The final maturity date of the Credit Facility shall be 8 (eight) years from the Closing Date.

Closing Date	The date the Facility Agreement has been executed and delivered by all parties thereto, but in any event not later than June 30, 2008.

Termination Date	The Maturity Date, but June 30, 2008 if the Acquisition is not completed on or before such date.

Acquisition Date	The date of the consummation of the Acquisition.

Vessels	Those vessels listed on Annex I and Annex II attached hereto.

Designated Vessels	Those vessels bareboat chartered, but not owned, by the respective Designated Subsidiary Guarantors, as listed on Annex III attached hereto.

Facility Purpose and Use of Proceeds	To finance the Transaction as follows: The proceeds of the loans made shall be utilized solely:

(1) to consummate the Excel Refinancing related to the Vessels listed as ship 1 - 16 (inclusive) on Annex I,

(2) to finance some or all of the cash portion of the Acquisition,

(3) (a) to consummate the QMAR Refinancing related to the Vessels listed as ship 17 - 38 (inclusive) on Annex II, and (b) to pay for the fees and expenses payable in connection with the Transaction, and

(4) for Excel’s and its subsidiaries’ working capital and capital expenditure needs and for general corporate purposes.

Borrower	Excel.

Guarantors	Each of Newco and each direct or indirect subsidiary of Excel that (i) holds at any time an ownership interest in one or more of the Vessels (a “Vessel Owning Subsidiary”) or (ii) directly or indirectly owns shares, a membership or any other equity interest in any Vessel Owning Subsidiary; and each Designated Subsidiary Guarantor named in Annex III attached hereto.

QMAR and the relevant subsidiaries of QMAR will become Guarantors concomitantly with the consummation of the Acquisition.

The Guarantors and Designated Subsidiary Guarantors, on a joint and several basis, unconditionally and irrevocably and on first demand, will guarantee the obligations of the Borrower under the Facility Agreement.

Lead Arrangers	Collectively, DVB Bank AG, Deutsche Bank AG Filiale Deutschlandgeschäft, General Electric Capital Corporation, and Nordea Bank Finland Plc, London Branch (“Nordea”).

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Co-Arrangers	Collectively, National Bank of Greece and Credit Suisse.

Book Runners	Nordea and Deutsche Bank AG Filiale Deutschlandgeschäft.

Administrative Agent and Security Trustee	Nordea (in such capacity, the “Administrative Agent”).

Lenders	The Lead Arrangers and a syndicate of financial institutions arranged by and reasonably acceptable to the Lead Arrangers and to the Borrower.

Majority Lenders	Lenders having aggregate commitments and/or outstanding (as appropriate) pertaining to all tranches (taken in the aggregate) in excess of 66 2/3%.

Availability	The Tranche A Loan may be borrowed on the Acquisition Date in a single draw. No amount of the Tranche A Loan once repaid or prepaid may be re-borrowed.

Tranche B Loans may be borrowed, repaid and re-borrowed on and after the Acquisition Date and prior to the Termination Date in accordance with the terms of the definitive credit documentation governing the Credit Facility.

Amortization	Three (3) months after the Closing Date (such date, the “Amortization Commencement Date”), the scheduled amortization of Tranche A (such amortization, the “Scheduled Repayments”) shall commence in 32 quarterly installments according to the following schedule (annual amounts):

Year	Tranche A Total
1	USD250,000,000

2	USD180,000,000

3 through 7	USD100,000,000

8	USD 70,000,000

provided, that, in any event, any outstanding amount under the Credit Facility shall be paid in full on the Maturity Date and at such date the remaining availability under the Credit Facility will be cancelled.

Drawdown(s)	The Borrower shall draw down the Credit Facility as described above.

Subject to the foregoing, the Borrower may make one or more drawings under the Credit Facility according to the Availability. Each drawing will be in the minimum amount of USD 5,000,000.

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Voluntary Prepayments	Permitted in whole or in part, without penalty, upon three (3) business days’ prior written notice to the Administrative Agent, provided that prepayments of Loans on a date other than on the last day of the relevant interest period for such Loans shall be subject to customary compensation of funding losses.

All voluntary prepayments made pursuant to the preceding paragraph will be applied first to reduce future Scheduled Repayments on a pro rata basis, and thereafter to reduce commitments under the Tranche B revolving facility.

Voluntary Commitment Reductions	Unutilized portions of the Credit Facility may, upon three (3) business days’ notice to the Administrative Agent, be permanently reduced or terminated by the Borrower at any time without penalty, in amounts of at least USD 5,000,000 and in integral multiples of USD 1,000,000 in the case of partial reductions.

Mandatory Prepayments	Upon the occurrence of a sale or total loss of any Vessel, the Total Commitment shall be reduced in an amount equal to the Total Commitment multiplied by a fraction, the numerator of which is the “Fair Market Value” (defined below) (as determined on the basis of the most recently obtained appraisals) of such Vessel subject to such sale or loss and the denominator of which is the aggregate Fair Market Value (as determined on the basis of the most recently obtained appraisals) of all Vessels.

In addition, (I) if at any time the outstanding aggregate principal amounts of Loans exceeds the Total Commitment, the Borrower shall promptly prepay Loans in an amount equal to such excess and (II) upon a violation of the collateral maintenance covenant (described below in item 6 of “Financial Covenants”), the Borrower shall promptly prepay Loans in an amount necessary to cure any such violation (with a corresponding permanent commitment reduction).

All mandatory prepayments made pursuant to the preceding paragraphs will be applied first to reduce future Scheduled Repayments on a pro rata basis, and thereafter to reduce commitments under the Tranche B revolving facility. Any break funding costs associated with a mandatory prepayment shall be for account of the Borrower.

The “Fair Market Value” of a Vessel or vessel at any time shall be the arithmetic mean of appraisals obtained from two Approved Brokers selected by the Borrower and determined on the basis of a charter-free arm’s-length transaction between a willing and able buyer and seller not under duress. “Approved Broker” shall mean any of Arrow Valuations, Lorentzen & Stemoco, R.S. Platou Shipbrokers A.S., H. Clarkson & Co. Ltd., Fearnleys and SSY, or any other independent shipbroker of international repute satisfactory to the Borrower and Lead Arrangers. The value of any Vessel or vessel that is a total loss shall be zero.

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Arrangement Fee	As agreed between the Borrower and Lead Arrangers.

Agent Fee	An annual agent’s administration fee in an amount agreed between Borrower and the Administrative Agent, payable annually in advance to the Administrative Agent (x) on the Closing Date and (y) on each successive anniversary thereof until the termination of the Credit Facility and the repayment of all amounts outstanding thereunder.

Commitment Fee	A commitment fee at a per annum rate equal to 30% of the Applicable Margin for the Revolving Loans, payable quarterly in arrears to the Administrative Agent for the benefit of the Lenders under the Credit Facility, as in effect from time to time, commencing on the Closing Date and ending on the applicable Maturity Date, or Termination Date, as the case may be.

Interest	Loans shall be maintained as Eurodollar Loans, and shall bear interest at the LIBOR Rate for the respective interest period plus 1.25% per annum (the “Applicable Margin”) plus customary mandatory costs. Interest periods of 1, 2, 3 and 6 months, or such other periods as the Lenders may agree, shall be available in the case of the Loans.

Interest in respect of the Loans shall be payable in arrears at the earlier of the end of an interest period and quarterly. Interest will also be payable at the time of repayment of any Loans and at maturity. All calculations of interest, commitment fees and other fees shall be based on a 360-day year and actual days elapsed.

Default Interest	Overdue principal, interest and other amounts shall bear interest at a rate per annum equal to the rate which is 2% in excess of the rate borne by the relevant Loans or, if such overdue amount is not interest or principal in respect of a Loan, 2% per annum in excess of the overnight LIBOR rate as determined by the Administrative Agent. Such interest shall be payable on demand.

Interest Swap	The Borrower and the Administrative Agent and any Lead Arranger may (but shall not be required to) enter into an interest swap respecting the Loans and the obligations of the Borrower under such swap agreements shall be secured by security documents subordinate to the Lenders under the Credit Facility.

Security	All amounts owing under the Credit Facility will be secured by:

(i) A secured promissory note executed by the Borrower in favor of each Lender, in a principal amount of the maximum committed amount of such Lender.

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(ii) Guarantees of each Guarantor supported by:

a.       Cross-collateralized First Priority or First Preferred Ship Mortgages (the “Mortgages”) on each of the Vessels, and if appropriate accompanying Deed of Covenants, in favor of Security Trustee in the aggregate amount of the Total Commitment, plus interest and performance of mortgage covenants.

b. First Priority Assignment of all Insurances on the Vessels and Notices of Assignment thereof.

c. First Priority General Assignment of any and all earnings of the Vessels.

d. Specific Assignment of any and all existing time-charters of the Vessels as well as further time-charter exceeding 11 months in duration.

e. Charge or pledge over the earnings account(s) of Borrower and/or Guarantors, to be maintained with the Security Trustee.

f.        Manager’s undertaking, provided by each technical and commercial management company of the Vessels, together with an assignment of all commercial and technical management agreements and evidence satisfactory to the Security Trustee that any lien in favor of any manager respecting a Vessel is subject and subordinate to the Mortgages.

g. First Priority General Assignment of any and all earnings of the Designated Vessels, subject to the rights of existing financing parties and any refinancings thereof.

h. Charge or pledge over the earnings account(s) of Designated Subsidiary Guarantors, to be maintained with the Security Trustee.

(iii) Pledge of shares in Guarantors and other material subsidiaries of Excel to be determined.

Covenants	Those covenants usual and customary for these types of facilities, and such additional covenants as the Lead Arrangers shall deem appropriate in the context of the proposed Transaction (with customary exceptions and baskets to be agreed upon). Although the covenants have not yet been specifically determined, it is anticipated that the other covenants shall in any event include, but not be limited to the following:

Financial Covenants	Financial covenants shall be determined, in accordance with GAAP, on the basis of the consolidated financial statements of Excel and its subsidiaries, and shall be tested on the initial drawdown date and at the end of each fiscal quarter of Excel.

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1. Until the 3rd anniversary of the Closing Date, at the end of each fiscal quarter a minimum of cash and cash equivalents no less than 7.5% of the outstanding Total Debt (defined below) of Excel, and thereafter, no less than 10%.

“Total Debt” means, as to Excel at any time, the aggregate sum of all indebtedness.

2. Book net worth to exceed at all times USD 750,000,000.

3. The ratio of all outstanding liabilities less cash and cash equivalents to Market Value Adjusted Total Assets shall not exceed 0.7. “Market Value Adjusted Total Assets” is the aggregate of all assets, less cash and cash equivalents, adjusted to reflect the Fair Market Value of all vessels owned by the Borrower and any wholly owned subsidiaries.

4. Maintain, at the end of each fiscal quarter of the Borrower, a ratio of EBITDA (defined below) to interest expense for the four fiscal quarters ended as of the end of such quarter greater than 3 to 1.

5. From and after Excel’s first fiscal quarter falling on or after the 3rd anniversary of the Closing Date, maintain, at the end of each fiscal quarter of Excel, a ratio of Total Net Debt to EBITDA for the four fiscal quarters ended as of the end of such quarter of not greater than 6.0:1.0.

“EBITDA” means the operating income plus the sum of (a) depreciation expense and (b) amortization expense, in each case, as reflected in the “Consolidated Statement of Operations” of Excel prepared in accordance with GAAP; provided that EBITDA shall be calculated on a rolling basis for the four fiscal quarters most recently ended.

“Total Net Debt” means, as to Excel at any time, the aggregate sum of all indebtedness, less cash and cash equivalents.

6. The aggregate Fair Market Value of the Vessels shall at all times be at least 135% of the sum of (i) the then aggregate outstanding principal amount of Loans and (ii) the unutilized commitment under Tranche B.

Affirmative Covenants	1 Excel shall remain listed on the New York Stock Exchange and QMAR shall be de-listed from NASDAQ promptly upon consummation of the Acquisition.

2.       Excel shall comply with all filing and other requirements set by the Securities Exchange Commission for a foreign filer and shall at the time of each filing make the information available to the Lenders.

3. Each company owning a Vessel remains, directly or indirectly, a wholly owned subsidiary of Excel.

4. The Borrower and each Guarantor shall open and maintain for the duration of the Credit Facility a bank account in its name with the Administrative Agent (each an “Earnings Account”

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and collectively the “Earnings Accounts”) and shall procure that all hires, freights, pool income and other sums payable in respect of a Vessel are credited to, and operating expenses deducted from, the relevant Earnings Account. The amounts in the Earnings Accounts shall be freely available to the Borrower and each Guarantor provided that no default has occurred and is continuing and no notice has been given to Excel by the Administrative Agent that such amounts shall not be freely available.

5.       The Borrower and each Designated Subsidiary Guarantor shall open and maintain for the duration of the Credit Facility a bank account in its name with the Administrative Agent (each an “Designated Vessel Earnings Account” and collectively the “Designated Vessel Earnings Accounts”) and shall procure that all hires, freights, pool income and other sums payable in respect of a Designated Vessel are credited to, and bareboat charter hire and operating expenses deducted from, the relevant Designated Vessel Earnings Account. The amounts in the Designated Vessel Earnings Accounts shall be freely available to the Borrower and each Designated Subsidiary Guarantor provided that no default has occurred and is continuing and no notice has been given to Excel by the Administrative Agent that such amounts shall not be freely available.

6.       The Borrower and each Guarantor shall (i) duly maintain all its properties, (ii) maintain its corporate identity and separateness, (iii) comply with all applicable laws and regulations, including, but not limited to, environmental laws and ERISA, (iv) pay all taxes and other liabilities when due and (v)use the proceeds from the Loans only as set out in the Credit Facility.

7. Excel will be engaged only in the business of ownership of vessels, the operation, technical and commercial management of such vessels, and related activities.

8.       Excel shall notify the Lead Arrangers promptly in each event that it becomes aware that the description of the ownership interests of its shareholders set forth in its SEC filing on Form F-3, dated July 27, 2007, is no longer true and correct in all material respects, and shall promptly deliver a description of that change to the Lead Arrangers.

9.       The Facility shall be a senior secured Facility and the obligations of Excel and the Guarantors under the Facility shall rank at least pari passu with all present and future indebtedness of Excel and the Guarantors (except for mandatory obligations preferred by law).

Negative Covenants

1.       No payment of dividends, provided that Excel may in each calendar year pay out up to 50% of its annual net income as dividends, provided further that (a) no Default or Event of Default (i) has occurred or is continuing, or (ii) would result upon giving effect to such dividend payment, or (b) upon giving effect to such dividend payment, no breach of any one of the Financial Covenants would result.

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2.       Each Vessel Owning Subsidiary will not (i) incur more or new debt or liens and make no investment not in the ordinary course of its business, (ii) become part of any merger or acquisition, enter into any sale-leaseback transaction, or (iii) enter into any transaction with an affiliate company unless on an arms length basis.

3. Excel will not merge, subject to standard exceptions.

4.       Apart from the Facility, neither Excel nor any of its subsidiaries shall enter into any other new debt financing for completion of the Acquisition and the Transactions, other than a fully subordinated unsecured debt financing, on terms and conditions reasonably satisfactory to the Lead Arrangers, and in a principal amount not to exceed US$ 200,000,000, or its equivalent in other currencies.

Vessel Related Covenants

1.       No change of flag, registration, classification society, or technical and commercial management of the Vessels without the prior written consent of the Majority Lenders, such consent not to be unreasonably withheld. The technical and commercial management of all Vessels and vessels owned or operated by Excel or its subsidiaries shall be performed only by Excel or its wholly-owned subsidiaries.

2. Each Vessel to be in class with a classification society acceptable to the Administrative Agent, free of any recommendations affecting class.

3.       Each Vessel Owning Subsidiary will at all times comply with the International Management Code for the Safe Operation of Ships and for Pollution Prevention adopted by the International Maritime Organization.

4.       Each Vessel Owning Subsidiary to be involved only in the business of ownership of vessels (including the Vessel), operation, technical and commercial management of such vessels and related activities.

5.       No bareboat chartering of Vessels for periods (including optional renewals) in excess of 12 months, and no new time chartering of Vessels for periods (including optional renewals) in excess of 36 months, without prior consent of the Majority Lenders (not to be unreasonably withheld).

6. Customary covenants dealing with Vessels; flag and registration reasonably acceptable to Administrative Agent; notice of Vessel dispositions; on-going appraisals; lien lifting, etc.

7.       From and after December 31, 2010, to and including December 31, 2013, no fewer than 50% (fifty percent) of the Vessels will be employed, actively and in service, under time charters having a remaining term (excluding any optional renewal terms) ending on or after December 31, 2013. For purposes of covenant testing, only arm’s-length charters with companies unaffiliated

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with Excel, its subsidiaries and management, shall be considered. Covenant to be tested quarterly on and after December 31,2010.

Insurances	Excel shall, or shall cause each Vessel Owning Subsidiary (at their expense) to keep at all times each Vessel insured on terms and in amounts satisfactory to the Administrative Agent. Such insurance shall include but not be limited to Hull and Machinery, Hull Interest, War Risks and Protection and Indemnity. The Borrower or the Vessel Owning Subsidiaries shall effect such insurances in respect of each Vessel (I) in the case of fire and usual marine risks and war risks, in an amount of at least the greater of (x) when aggregated with such insurances on the other Vessels, 120% of the aggregate outstanding amount of the Loans and undrawn Commitment and (y) the Fair Market Value of that Vessel, (II) in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry with a protection and indemnity association belonging to the International Group of Protection and Indemnity Associations, (III) in relation to protection and indemnity risks in respect of the Vessel’s full tonnage, and (IV) through brokers, and with insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in war risks and protection and indemnity risks associations, all approved by the Administrative Agent.

In addition the Administrative Agent shall take out (at the expense of the Borrower) Mortgagees’ Interest Insurance (“MII”) and Mortgagees’ Additional Perils (“MAP”) insurance on conditions acceptable to the Administrative Agent in an amount of 120% of the aggregate outstanding amount of the Loans and undrawn Commitment.

Conditions Precedent to the Initial Loan Drawn

1.       Simultaneously with or immediately following funding the Loan under the Facility Agreement, the Acquisition shall have been, or shall be, consummated in accordance with the provisions of the Acquisition Agreement, substantially in the form delivered by Excel to the Lead Arrangers, including all exhibits and annexes thereto and all related documentation, without any amendment, modification or waiver of any of the provisions thereof that would be materially adverse to the Lenders without the consent of the Lead Arrangers.

2.       All obligations of the Borrower and each Guarantor with respect to the indebtedness being refinanced pursuant to the Credit Facility shall have been paid in full, and all commitments, security interests and guaranties in connection therewith shall have been terminated and released, all to the reasonable satisfaction of the Administrative Agent.

3. After giving effect to the consummation of the Transaction, QMAR and its subsidiaries shall have no outstanding preferred

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equity, indebtedness or contingent liabilities, except for indebtedness incurred pursuant to the (i) the Credit Facility, (ii) the ship financings in respect of the vessels Julie M and Mairouli in the aggregate amount of approximately $75,000,000, (iii) Excel’s $150,000,000 Convertible Senior Notes due 2027, (iv) any indebtedness or contingent liabilities of QMAR permitted to remain outstanding under the Acquisition Agreement and (v) such other existing indebtedness and disclosed contingent liabilities, if any, as shall be permitted by the Lead Arrangers (the “Existing Indebtedness”), and all stock of QMAR shall be owned by Excel free and clear of liens (other than those securing the Credit Facility).

4.       After giving effect to the Transaction, the financings incurred in connection therewith and the other transactions contemplated hereby, there shall be no conflict with, or default under, any material agreement of the Borrower and its subsidiaries (including any such agreements (i) acquired pursuant to the Acquisition, (ii) entered into pursuant to the Transaction and (iii) in respect of Existing Indebtedness), subject to such exceptions as may be agreed upon.

5.       All necessary governmental (domestic and foreign) and material third party approvals and/or consents in connection with the transactions contemplated by the Credit Facility shall have been obtained and remain in effect, and there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon the transactions contemplated by the Credit Facility.

6.       Since September 30, 2007, there shall not have occurred any material adverse change in the business, financial condition or operations of Excel and its subsidiaries, taken as a whole, (each, a “Material Adverse Effect”).

7.       No litigation by any entity (private or governmental) shall be pending or threatened with respect to the Credit Facility which has had, or could reasonably be expected to have, a Material Adverse Effect.

8.       All Loans and all other financings to the Borrower (and all guaranties thereof and security therefor), as well as the Transaction and the consummation thereof, shall be in compliance with all applicable requirements of law, including Regulations T, U and X of the Federal Reserve Board (the “Margin Regulations”).

9.       All costs, fees, expenses (including, without limitation, legal fees and expenses) and other compensation contemplated hereby, payable to the Administrative Agent and the Lenders or otherwise payable in respect of the Transaction shall have been paid to the extent due and, to the extent appropriate, timely invoiced.

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10.     The Guaranties and security agreements required hereunder shall have been executed and delivered, and where required registered or recorded, in form, scope and substance satisfactory to the Lead Arrangers, and the Lenders shall have a first priority perfected security interest in the collateral as and to the extent required above.

11.     The Lenders shall have received (x) satisfactory legal opinions from counsel covering matters reasonably acceptable to the Lenders (including, without limitation, (I) a no-conflicts opinion as to Existing Indebtedness (if any) and any other material contracts of the Borrower or any of their respective subsidiaries and (II) compliance with the Margin Regulations) and (y) a solvency certificate, in form and substance satisfactory to the Administrative Agent.

12.     The Administrative Agent and the Lenders shall have received, in form and substance reasonably satisfactory to the Arrangers, (1) unaudited consolidated financial statements of QMAR for each fiscal quarter of QMAR ended after the close of its most recent fiscal year and at least 45 days prior to the Closing Date, (2) pro forma consolidated financial statements of Excel and its subsidiaries, (3) detailed projected consolidated financial statements of Excel and its subsidiaries for the 5 fiscal years ended after the Closing Date, which projections shall (x) reflect the forecasted consolidated financial condition of Excel and its subsidiaries after giving effect to the Transaction and the related financing thereof, and (y) be prepared and approved by Excel, (4) pro forma detailed projected consolidated financial statements of Excel, QMAR and their respective subsidiaries for the 2 fiscal years ended prior to the Closing Date, which shall (x) reflect the forecasted consolidated financial condition of Excel and its subsidiaries after giving effect to the Transaction and the related financing thereof, assuming the same had occurred prior immediately prior to such fiscal years, and (y) be prepared and approved by Excel, and (5) such other information concerning QMAR and the Acquisition as may reasonably be requested by the Administrative Agent and the Lenders, including without limitation material information obtained by, or furnished to, Excel in the course of due diligence.

13.     The Administrative Agent shall have received a copy of a structure document, certified by a director of Excel to be true and correct, showing all subsidiaries and affiliates of the Borrower, corporate details and details of existing financial indebtedness of material subsidiaries, the movement of funds flow required in order to effect completion of the Acquisition and any debt-push-down on or after completion.

14.     During the period from the date hereof through the date of the initial drawdown, QMAR shall have been operated, and there shall not have been sold any material assets of QMAR other than, as permitted by the terms of the Acquisition Agreement.

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15.     Evidence that with respect to the Vessels all insurances have been placed with first class and internationally recognized reputable and creditworthy insurers, re-insurers or brokers, in each case, reasonably acceptable to the Administrative Agent. Any insurance placed on a fleet basis shall provide that the Vessels financed hereunder shall be treated for all purposes as a separate fleet. Insurance Certificates and broker’s report shall be provided on each date a Vessel is mortgaged to the Security Trustee as security and at least annually thereafter.

16.     Letters of undertaking from the insurance brokers, including confirmation notices of assignment, notices of cancellation and loss payable clause to be reasonably acceptable to the Administrative Agent.

17.     Evidence reasonably satisfactory to the Administrative Agent that claims under any relevant Bareboat Charter, Time Charter and Pool Agreement and under any Management Agreements are subordinate to those of the Security Trustee/Mortgagee under the security documents.

Conditions Precedent to All Loans

1.       All representations and warranties shall be true and correct in all material respects on and as of the date of each borrowing of a Loan (although any representations and warranties which expressly relate to a given date or period shall be required to be true and correct in all material respects as of the respective date or for the respective period, as the case may be), before and after giving effect to such borrowing and to the application of the proceeds therefrom, as though made on and as of such date.

2.       No event of default under the Credit Facility or event which, with the giving of notice or lapse of time or both would be an event of default under the Credit Facility, shall have occurred and be continuing, or would result from any borrowing of a Loan.

Events of Default	Those event of default and cross-default clauses (accompanied, where appropriate, by grace and/or notice periods) usual and customary for this type of facility and such additional events of default as are appropriate under the circumstances, including, but not limited to:

1. Failure to pay principal, interest, fees or any other amounts due when required under the Facility Agreement.

2. Representations and warranties by Borrower or any Guarantor materially incorrect.

3. Breach of covenant by Borrower or Guarantors (with notice and cure periods to be agreed).

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4. Breach of Financial Covenant.

5. Change of control.

6. Delisting of Excel from the New York Stock Exchange.

7. Failure to pay judgments in the aggregate amount of USD to be determined.

8. Excel groupwide cross default with threshhold amounts to be determined.

9. ERISA defaults.

10. Security document defaults, including that any Facility Agreement ceases to be in full force and effect.

11. Bankruptcy, liquidation or insolvency of Borrower or any Guarantor.

12.     Since Sept 30, 2007, there shall have occurred any material adverse change in the results of operations, financial condition or assets of the Borrower and its subsidiaries, taken as a whole, that it makes it reasonably likely that the Borrower cannot meet its obligations under the Facility Agreement.

Documentation	The commitments will be subject to the negotiation, preparation, execution and delivery of mutually acceptable loan documentation consistent with the terms of this Term Sheet, in each case prepared by Holland + Knight LLP. Special maritime counsel and/or local counsel satisfactory to the Administrative Agent to be determined. Loan documentation to include, without limitation, conditions precedent, representations and warranties, covenants, events of default and other provisions customary for facilities of this nature, including, but not limited to, those noted herein, in each case satisfactory in form and substance to the Administrative Agent, and furthermore the following:

1.       Indemnification of the Administrative Agent and the Lenders and their respective affiliates, officers, directors, employees, agents and advisors for any liabilities and expenses arising out of the Credit Facility or the use or proposed use of proceeds.

2. Waiver of consequential damages.

3.       The consent of all Lenders will be required to extend the Availability or Maturity Date, decrease interest rates, principal or fees, postpone scheduled payment or commitment reduction dates, change the percentage of Lenders required to take action, or release any guarantor or any collateral.

4.       Neither the Borrower nor any Guarantor may assign its rights or obligations under the Credit Facility without the prior written consent of all of the Lenders. Any Lender may assign and may sell participations in, its rights and obligations under the Credit Facility, subject (x) in the case of participations, to customary restrictions on the voting rights of the participants and (y) in the case of assignments, to such limitations as may be established in the definitive credit documentation, including, without

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limitation, (i) so long as no default or event of default then exists under the Credit Facility, the consent of the Borrower (which consent shall not be unreasonably withheld or delayed), (ii) a minimum assignment amount of USD 25,000,000 and (iii) payment to the Administrative Agent of a USD 3,500 assignment fee. The Credit Facility shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Credit Facility and will relieve the assigning Lender of its rights and obligations with respect to the assigned portion of its loans and commitments.

5.       Each Lender will have the right, without the consent of the Borrower or the Administrative Agent, to assign (i) as security, all or part of its rights under the loan documents to any Federal Reserve Bank and (ii) with notice to the Borrower and the Administrative Agent, all or part of its rights and obligations under the loan documents to any of its affiliates.

Indemnification	The documentation for the Credit Facility will contain customary indemnities for the Lenders, the Administrative Agent and the Security Trustee (other than as a result of such indemnified party’s gross negligence, unlawful acts or willful misconduct).

Protective Provisions	The Credit Facility shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs, reserves, funding losses, illegality and withholding taxes. The Borrower shall have the right to replace any Lender that charges a material amount in excess of that being charged by the other Lenders with respect to contingencies described in the immediately preceding sentence.

Increased Cost	The documentation will include a provision requiring the Borrower to reimburse the Lenders for duly justified costs, which are properly incurred as a result of regulatory changes.

The loan documents will contain yield protection provisions, customary for facilities of this nature, protecting the Lenders in the event of unavailability of funding, funding losses, and reserve and capital adequacy requirements.

Representations / Warranties	Those representations and warranties which are usual and customary for facilities of this type including, without limitation, corporate existence, good standing, power and authority, no violation, receipt of all necessary governmental and third party consents, enforceability of loan documents, accuracy of financial statements, no undisclosed liabilities, no pending or threatened litigation with respect to the Credit Facility or any documentation executed in connection therewith or which is reasonably likely to have a Material Adverse Effect, no material change that is likely to have a Material Adverse Effect, no event of insolvency, true and complete disclosure, use of proceeds, payment of taxes, ERISA, compliance with laws and regulations, including environmental laws and regulations, identity of subsidiaries, maintenance of properties and

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insurance, citizenship, vessel classification and such additional representations and warranties as are appropriate under the circumstances. On the Closing Date, Borrower shall represent that, to the best of its knowledge, the description of the ownership interests of the shareholders of the Borrower set forth in its SEC filing on Form F-3, dated July 27, 2007, is true and correct in all material respects.

Taxation	All payments to be free and clear of any present or future taxes, withholdings or other deductions whatsoever (other than income taxes in the jurisdiction of the Lender’s applicable lending office). The Lenders will use reasonable efforts to minimize to the extent possible any applicable taxes and the Borrower will indemnify the Lenders, the Administrative Agent and the Security Trustee for such taxes paid or payable by the Lenders, the Administrative Agent or Security Trustee.

Expenses	All duly justified costs of Lead Arrangers and Administrative Agent incurred in connection with the establishment and maintenance of the Credit Facility, the Facility Agreement and security documents, including legal fees and out of pocket expenses, will be for the account of the Borrower.

Governing Law	State of New York.

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ANNEX I

# Vessel	Vessel Owning Company	Type	Size	Built	Arrow (1)
1 Birthday	Whitelaw Enterprises Co.	Panamax	71,504	1993	$69,000,000
2 Fortezza	Harvey Development Corp	Panamax	69,634	1993	$67,000,000
3 Rodon	Tanaka Services Ltd.	Panamax	73,670	1998	$69,000,000
4 Angela Star	Marias Trading Inc	Panamax	73,798	1998	$82,000,000
5 Happy Day	Amanda Enterprises Ltd.	Panamax	71,694	1997	$79,000,000
6 Renuar	Candy Enterprises Inc.	Panamax	70,128	1993	$63,500,000
7 Isminaki	Fianna Navigation S.A.	Panamax	74,577	1998	$82,000,000
8 Powerful	Fountain Services Ltd.	Panamax	70,083	1994	$65,500,000
9 First Endeavour	Teagan Shipholding S.A.	Panamax	69,111	1994	$69,000,000
10 Elinakos	Yasmine International Inc.	Panamax	73,751	1997	$79,500,000
11 Swift	Liegh Jane Navigation S.A.	Handymax	37,687	1984	$35,000,000
12 Lady	Centel Shipping Co. Ltd.	Handymax	41,090	1985	$38,000,000
13 Attractive	Barland Holding Inc.	Handymax	41,524	1985	$38,000,000
14 Emerald	Ingram Limited	Handymax	45,572	1998	$63,000,000
15 Marybelle	Snapper Marine Ltd.	Handymax	42,552	1987	$42,000,000
16 Princess I	Castalia Services Ltd.	Handymax	38,858	1994	$51,000,000

					$992,500,000

(1)	Arrow Research Ltd dated December 12, 2007

ANNEX II

						Market Valuation
# Vessel	Vessel Owning Company	Type	Size	Built	SSY (1)	Arrow (2)	Average Value
17 Iron Miner	Iron Miner Shipco LLC	Capesize	177.932	2007	$180,000,000	$160,000,000	$170,000,000
18 Lowlands Beilun	Lowlands Beilun Shipco LLC	Capesize	170.162	1999	$120,000,000	$126,000,000	$123,000,000
19 Kirmar	Kirmar Shipco LLC	Capesize	164.218	2001	$125,000,000	$130,000,000	$127,500,000
20 Iron Beauty	Iron Beauty Shipco LLC	Capesize	164.218	2001	$125,000,000	$130,000,000	$127,500,000
21 Iron Bradyn	Iron Bradyn Shipco LLC	Kamsarmax	82.769	2005	$102,000,000	$108,000,000	$105,000,000
22 Iron Manolis	Iron Manolis Shipco LLC	Kamsarmax	82.295	2007	$110,000,000	$115,000,000	$112,500,000
23 Iron Brooke	Iron Brooke Shipco LLC	Kamsarmax	82.191	2007	$110,000,000	$115,000,000	$112,500,000
24 Iron Lindrew	Iron Lindrew Shipco LLC	Kamsarmax	82.191	2007	$110,000,000	$115,000,000	$112,500,000
25 Coal Hunter	Coal Hunter Shipco LLC	Kamsarmax	82.295	2006	$106,000,000	$111,000,000	$108,500,000
26 Santa Barbara	Santa Barbara Shipco LLC	Kamsarmax	82.266	2006	$106,000,000	$111,000,000	$108,500,000
27 Ore Hansa	Ore Hansa Shipco LLC	Kamsarmax	82.209	2006	$106,000,000	$111,000,000	$108,500,000
28 Iron Kalypso	Iron Kalypso Shipco LLC	Kamsarmax	82.244	2006	$106,000,000	$111,000,000	$108,500,000
29 Iron Bill	Iron Bill Shipco LLC	Kamsarmax	82.191	2006	$106,000,000	$111,000,000	$108,500,000
30 Pascha	Pascha Shipco LLC	Kamsarmax	82.191	2006	$106,000,000	$111,000,000	$108,500,000
31 Coal Gypsy	Coal Gypsy Shipco LLC	Kamsarmax	82.295	2006	$106,000,000	$111,000,000	$108,500,000
32 Iron Fuzeyya	Iron Fuzeya Shipco LLC	Kamsarmax	82.209	2006	$106,000,000	$111,000,000	$108,500,000
33 Iron Anne	Iron Anne Shipco LLC	Kamsarmax	82.295	2006	$106,000,000	$111,000,000	$108,500,000
34 Iron Vassilis	Iron Vassilis Shipco LLC	Kamsarmax	82.295	2006	$106,000,000	$111,000,000	$108,500,000
35 Grain Express	Grain Express Shipco LLC	Panamax	76.270	2004	$92,750,000	$100,000,000	$96,375,000
36 Iron Knight	Iron Knight Shipco LLC	Panamax	76.265	2004	$92,750,000	$100,000,000	$96,375,000
37 Grain Harvester	Grain Harvester Shipco LLC	Panamax	76.417	2004	$92,750,000	$100,000,000	$96,375,000
38 Coal Pride	Coal Pride Shipco LLC	Panamax	72.493	1999	$77,500,000	$79,000,000	$78,250,000

					$2,397,750,000	$2,488,000,000	$2,442,875,000

(1)	Simpson Spence & Young dated November 8, 2007.
(2)	Arrow Research Ltd. dated November 9, 2007

ANNEX III

Designated # Vessel	Designated Subsidiary Guarantor / Charterer	Type	Size	Built
1 Fearless I	Fearless Shipco LLC	Panamax	73.427	1997
2 King Coal	King Coal Shipco LLC	Panamax	72.873	1997
3 Coal Glory	Coal Glory Shipco LLC	Panamax	73.670	1995
4 Coal Age	Coal Age Shipco LLC	Panamax	72.861	1997
5 Iron Man	Iron Man Shipco LLC	Panamax	72.861	1997
6 Barbara	Barbara Shipco LLC	Panamax	73.390	1997
7 Linda Leah	Linda Leah Shipco LLC	Panamax	73.390	1997

19